Exhibit 99.2

Dun & Bradstreet Holdings, Inc.

Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Dun & Bradstreet Holdings, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Dun & Bradstreet Holdings, Inc. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), stockholder equity, and cash flows for each of the years in the three-year period ended December 31, 2021 (Successor period), and of The Dun & Bradstreet Corporation and subsidiaries (Predecessor) for the period from January 1, 2019 to February 7, 2019 (Predecessor period), and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021 (Successor period), and the results of the Predecessor’s operations and its cash flows for the period from January 1, 2019 to February 7, 2019 (Predecessor period), in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Bisnode Business Information Group AB (“Bisnode”) during 2021, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, Bisnode’s internal control over financial reporting associated with less than 2% of total assets (Bisnode’s related goodwill and intangible assets are included within the scope of management’s assessment), and approximately 18% of total revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2021. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Bisnode.

New Basis of Accounting

As discussed in Note 1 to the consolidated financial statements, effective February 8, 2019, the Predecessor was acquired in a business combination accounted for using the acquisition method. As a result of the acquisition, the consolidated financial information for the periods after the acquisition are presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Determination of standalone selling price

As discussed in Note 2 of the consolidated financial statements, the Company’s contracts with clients often include multiple performance obligations. For these contracts, the Company allocates the transaction price to each performance obligation in the contract on a relative standalone selling price basis. Standalone selling price is the price at which the Company would sell a promised good or service separately to a client. When the standalone selling price is not directly observable from actual standalone sales, the Company estimates a standalone selling price making maximum use of any observable data and estimates of what a client in the market would be willing to pay for the goods or services.

We identified the assessment of the determination of standalone selling price as a critical audit matter. Subjective auditor judgment was required to evaluate standalone selling prices determined using ranges of observable standalone sales and ranges of selling price data when directly observable sales are not available.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s revenue process, including controls over the determination of standalone selling prices. We evaluated the methodology used to determine standalone selling prices by considering whether there were any changes in goods and services sold or selling practices that could affect the methodology or the relevance of selling price data used in the methodology. We tested observable selling price reports by agreeing selling price inputs to revenue contracts. For a selection of standalone selling prices, we evaluated the Company’s assessment of the effect that observable selling price data has on the standalone selling price. For a selection of standalone selling prices that were changed from a previously established price, we assessed the revised standalone selling prices by comparing them to observable selling price data.

Sufficiency of audit evidence over IT systems used in the revenue recognition process

As discussed in Note 18 to the consolidated financial statements, the Company generated $1,499.4 million of revenue in North America for the year-ended December 31, 2021. The processing and recording of revenue in North America is reliant upon multiple information technology (IT) systems.

We identified the sufficiency of audit evidence over IT systems used in the revenue recognition process in North America as a critical audit matter. Subjective auditor judgment was required to evaluate the sufficiency of audit evidence obtained because of the complexity of the IT environment related to the revenue recognition process. Specifically, obtaining an understanding of the systems used in the Company’s recognition of revenue and evaluating the related internal controls required the involvement of professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We performed risk assessment procedures and applied auditor judgment to determine the nature and extent of procedures to be performed over revenue. We involved IT professionals with specialized skills and knowledge, who assisted in 1) gaining an understanding of the systems used in the Company’s recognition of revenue and 2) evaluating the design and testing the operating effectiveness of certain internal controls over the revenue process. This included the general IT and IT application controls related to recording revenue in North America. On a sample basis, we also tested certain revenue transactions by comparing the recorded amounts to underlying documentation. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed including the appropriateness of the nature and extent of audit evidence.

Fair value measurement of the reacquired right intangible asset acquired in the Bisnode acquisition

As discussed in Note 16 to the consolidated financial statements, the Company acquired 100% ownership of Bisnode on January 8, 2021 for total consideration of $805.8 million. As a result, the Company recognized a reacquired right intangible asset for $270.0 million. The determination of the fair value of the reacquired right intangible asset required the Company to make certain assumptions regarding cash flows from projected revenues and expenses, and the discount rate used in the calculation.

We identified the assessment of the fair value measurement of the reacquired right intangible asset acquired in the Bisnode acquisition as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the projected revenues and expenses, and discount rate used to determine the fair value of the reacquired right intangible asset. Changes to these assumptions could have had a significant effect on the Company’s estimate of fair value of the reacquired right intangible asset.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s acquisition date valuation process, including controls over the development of the relevant assumptions listed above. We evaluated the projected revenues and expenses by (1) comparing them to historical results of the acquired entity and the Company and (2) current industry and economic trends. We performed sensitivity analyses to assess the impact that changes to the projected revenues and expenses, and discount rate would have on the fair value of the reacquired right intangible asset. We involved valuation professionals with specialized skills and knowledge, who assisted in:

•	recalculating the fair value of the reacquired right intangible asset using the Company’s cash flow forecasts and an independently developed range of discount rates; and comparing it to the Company’s fair value estimate.

•	evaluating the discount rate by comparing it to an independently developed range of discount rates using publicly available market data for certain comparable entities.

/s/ KPMG LLP

We have served as the Company’s auditor since 2019

New York, New York

February 24, 2022

Dun & Bradstreet Holdings, Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(In millions, except per share data)

	Successor			Predecessor
	Year ended December 31, 2021	Year ended December 31, 2020 (1)	Period from January 1 to December 31, 2019 (1)	Period from January 1 to February 7, 2019
Revenue	$2,165.6	$1,738.7	$1,439.0	$178.7
Cost of services (exclusive of depreciation and amortization)	664.3	548.2	463.7	56.7
Selling and administrative expenses	714.7	559.8	657.6	122.4
Depreciation and amortization	615.9	537.8	487.1	11.1
Restructuring charges	25.1	37.3	52.3	0.1
Operating costs	2,020.0	1,683.1	1,660.7	190.3
Operating income (loss)	145.6	55.6	(221.7)	(11.6)
Interest income	0.7	0.7	2.5	0.3
Interest expense	(206.4)	(271.1)	(303.5)	(5.5)
Other income (expense) - net	14.9	(11.6)	(153.5)	(86.0)
Non-operating income (expense) - net	(190.8)	(282.0)	(454.5)	(91.2)
Income (loss) before provision (benefit) for income taxes and equity in net income of affiliates	(45.2)	(226.4)	(676.2)	(102.8)
Less: provision (benefit) for income taxes	23.4	(112.4)	(118.3)	(27.5)
Equity in net income of affiliates	2.7	2.4	4.2	0.5
Net income (loss)	(65.9)	(111.6)	(553.7)	(74.8)
Less: net (income) loss attributable to the non-controlling interest	(5.8)	(4.9)	(6.4)	(0.8)
Less: Dividends allocated to preferred stockholders	—	(64.1)	(114.0)	—
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc. (Successor) / The Dun & Bradstreet Corporation (Predecessor)	$(71.7)	$(180.6)	$(674.1)	$(75.6)
Basic earnings (loss) per share of common stock:
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc. (Successor) / The Dun & Bradstreet Corporation (Predecessor)	$(0.17)	$(0.49)	$(2.14)	$(2.04)
Diluted earnings (loss) per share of common stock:
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc. (Successor) / The Dun & Bradstreet Corporation (Predecessor)	$(0.17)	$(0.49)	$(2.14)	$(2.04)
Weighted average number of shares outstanding-basic	428.7	367.1	314.5	37.2
Weighted average number of shares outstanding-diluted	428.7	367.1	314.5	37.2
Other comprehensive income (loss), net of income taxes:
Net income (loss)	$(65.9)	$(111.6)	$(553.7)	$(74.8)
Foreign currency translation adjustments, net of tax (2)	$(76.6)	$28.5	$(1.9)	$5.9
Defined benefit pension plans:
Prior service credit (cost), net of tax expense (benefit) (3)	(0.2)	(0.8)	2.3	(0.1)
Net actuarial gain (loss), net of tax expense (benefit) (4)	108.6	(95.5)	(26.3)	65.5
Derivative financial instrument, net of tax expense (benefit) (5)	7.8	0.7	(1.1)	(0.1)
Total other comprehensive income (loss), net of tax	$39.6	$(67.1)	$(27.0)	$71.2
Comprehensive income (loss), net of tax	$(26.3)	$(178.7)	$(580.7)	$(3.6)
Less: comprehensive (income) loss attributable to the non-controlling interest	(8.0)	(8.1)	(3.6)	(1.0)
Comprehensive income (loss) attributable to Dun & Bradstreet Holdings, Inc. (Successor) / The Dun & Bradstreet Corporation (Predecessor)	$(34.3)	$(186.8)	$(584.3)	$(4.6)

(1) See Note 1 Basis of Presentation and Description of Business for further detail regarding the elimination of the International lag reporting.

(2) Tax Expense (Benefit) of $(1.6) million, $2.9 million, $1.8 million, and less than $0.1 million for the Successor year ended December 31, 2021, Successor year ended December 31, 2020, Successor period from January 1 to December 31, 2019, and for the Predecessor period from January 1 to February 7, 2019, respectively.

(3) Tax Expense (Benefit) of $0.1 million, $(0.2) million, and $0.8 million for the Successor year ended December 31, 2021, Successor year ended December 31, 2020, and for the Successor period from January 1 to December 31, 2019, respectively.

(4) Tax Expense (Benefit) of $38.9 million, $(32.2) million, $(8.1) million, and $22.2 million for the Successor year ended December 31, 2021, Successor year ended December 31, 2020, Successor period from January 1 to December 31, 2019, and for the Predecessor period from January 1 to February 7, 2019, respectively.

(5) Tax Expense (Benefit) of $2.8 million, $0.2 million, $(0.4) million, and $(0.1) million, for the Successor year ended December 31, 2021, Successor year ended December 31, 2020, Successor period from January 1 to December 31, 2019, and for the Predecessor period from January 1 to February 7, 2019, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Dun & Bradstreet Holdings, Inc.

Consolidated Balance Sheets

(In millions, except share data and per share data)

	December 31, 2021	December 31, 2020 (1)
Assets
Current assets
Cash and cash equivalents	$177.1	$352.3
Accounts receivable, net of allowance of $16.5 at December 31, 2021 and $11.4 at December 31, 2020 (Note 17)	401.7	319.3
Prepaid taxes	52.2	130.4
Other prepaids	63.9	37.9
Other current assets (Note 4 and 13)	23.1	34.5
Total current assets	718.0	874.4
Non-current assets
Property, plant and equipment, net of accumulated depreciation of $27.5 at December 31, 2021 and $14.3 at December 31, 2020 (Note 17)	96.8	25.7
Computer software, net of accumulated amortization of $234.2 at December 31, 2021 and $125.6 at December 31, 2020 (Note 17)	557.4	437.0
Goodwill (Note 17 and 18)	3,493.3	2,857.9
Deferred income tax (Note 9)	18.5	14.1
Other intangibles (Note 17 and 18)	4,824.5	4,814.8
Deferred costs (Note 4)	116.1	83.8
Other non-current assets (Note 17)	172.6	112.6
Total non-current assets	9,279.2	8,345.9
Total assets	$9,997.2	$9,220.3
Liabilities
Current liabilities
Accounts payable	$83.5	$60.1
Accrued payroll	125.6	110.5
Short-term debt (Note 6)	28.1	25.3
Deferred revenue (Note 4)	569.4	477.2
Other accrued and current liabilities (Note 17)	198.3	155.0
Total current liabilities	1,004.9	828.1
Long-term pension and postretirement benefits (Note 10)	178.4	291.5
Long-term debt (Note 6)	3,716.7	3,255.8
Deferred income tax (Note 9)	1,207.2	1,106.6
Other non-current liabilities (Note 17)	144.7	154.4
Total liabilities	6,251.9	5,636.4
Commitments and contingencies (Note 8 and 20)

Equity
Common Stock, $0.0001 par value per share, authorized—2,000,000,000 shares; 432,070,999 shares issued and 431,197,782 shares outstanding at December 31, 2021 and 423,418,131 shares issued and 422,952,228 shares outstanding at December 31, 2020	—	—
Capital surplus	4,500.4	4,310.2
Accumulated deficit	(761.8)	(690.1)
Treasury Stock, 873,217 shares at December 31, 2021 and 465,903 shares at December 31, 2020	(0.3)	—
Accumulated other comprehensive loss	(57.1)	(94.5)
Total stockholder equity	3,681.2	3,525.6
Non-controlling interest	64.1	58.3
Total equity	3,745.3	3,583.9
Total liabilities and stockholder equity	$9,997.2	$9,220.3

(1)	See discussion in Note 1 - Basis of Presentation and Description of Business for further detail regarding the elimination of the International lag reporting.

The accompanying notes are an integral part of the consolidated financial statements.

Dun & Bradstreet Holdings, Inc.

Consolidated Statements of Cash Flows

(In millions)

	Successor			Predecessor
	Year ended December 31, 2021	Year ended December 31, 2020 (1)	Period from January 1 to December 31, 2019 (1)	Period from January 1 to February 7, 2019
Cash flows provided by (used in) operating activities:
Net income (loss)	$(65.9)	$(111.6)	$(553.7)	$(74.8)
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	615.9	537.8	487.1	11.1
Amortization of unrecognized pension loss (gain)	1.9	(0.5)	—	3.8
Payments for debt early redemption premiums reclassified to financing cash flows	29.5	50.1	—	—
Amortization and write off of deferred debt issuance costs	31.2	45.0	23.2	3.3
Pension settlement charge	—	0.6	—	85.8
Pension settlement payments	—	—	(105.9)	(190.5)
Income tax benefit from stock-based awards	—	—	—	10.3
Equity-based compensation expense	33.3	45.1	68.0	11.7
Restructuring charge	25.1	37.3	52.3	0.1
Restructuring payments	(20.6)	(16.5)	(39.8)	(2.1)
Change in fair value of make-whole derivative liability	—	32.8	172.4	—
Changes in deferred income taxes	(77.4)	(99.6)	(137.7)	(33.2)
Changes in prepaid and accrued income taxes	5.1	(129.7)	(15.1)	(8.1)
Changes in operating assets and liabilities: (2)
(Increase) decrease in accounts receivable	(13.7)	(45.1)	(16.5)	16.3
(Increase) decrease in prepaid taxes, other prepaids and other current assets	63.2	(28.9)	6.0	(1.2)
Increase (decrease) in deferred revenue	16.5	8.1	68.7	20.8
Increase (decrease) in accounts payable	(0.1)	9.1	(25.1)	37.8
Increase (decrease) in accrued liabilities	(2.3)	(20.3)	(22.8)	(39.7)
Increase (decrease) in other accrued and current liabilities	(24.3)	(18.1)	42.5	25.1
(Increase) decrease in other long-term assets	(34.2)	(49.7)	(40.4)	(96.0)
Increase (decrease) in long-term liabilities	(84.4)	(39.2)	(47.5)	154.6
Net, other non-cash adjustments (3)	4.9	(1.2)	13.8	(0.5)
Net cash provided by (used in) operating activities	503.7	205.5	(70.5)	(65.4)
Cash flows provided by (used in) investing activities:
Acquisitions of businesses, net of cash acquired	(844.8)	(20.6)	(6,078.0)	—
Cash settlements of foreign currency contracts	22.3	7.7	(9.4)	—
Payments for real estate purchase	(76.6)	—	—	—
Capital expenditures	(9.7)	(7.8)	(12.4)	(0.2)
Additions to computer software and other intangibles	(170.7)	(115.2)	(57.4)	(5.1)
Other investing activities, net	0.8	2.1	0.5	—
Net cash provided by (used in) investing activities	(1,078.7)	(133.8)	(6,156.7)	(5.3)
Cash flows provided by (used in) financing activities:
Proceeds from issuance of common stock in the IPO transaction and Private Placement, net (4)	—	2,248.2	—	—
Proceeds from investors	—	—	3,176.8	—
Payment for the redemption of Cumulative Series A Preferred Stock	—	(1,067.9)	—	—
Payment for make-whole liability	—	(205.2)	—	—
Payment for debt early redemption premiums	(29.5)	(50.1)	—	—
Payments of dividends	—	(64.1)	(96.1)	—
Proceeds from borrowings on Credit Facility	314.1	407.2	228.3	167.0
Proceeds from issuance of Successor's Senior Notes	460.0	—	1,450.0	—
Proceeds from borrowings on Successor's Term Loan Facility - net of issuance discount	300.0	—	2,479.4	—
Retirement of Predecessor's Senior Notes	—	—	(625.1)	—
Payments of borrowings on Credit Facility	(154.1)	(407.2)	(228.3)	(70.0)
Payments of borrowing on Term Loan Facility	(28.1)	(19.0)	—	—
Payments of borrowings on Successor’s Senior Notes	(450.0)	(580.0)	—	—
Payments of borrowings on Bridge Loan	—	(63.0)	63.0	—
Payment of debt issuance costs	(9.5)	(2.5)	(122.6)	—
Other financing activities, net	(2.8)	(7.8)	(3.7)	(0.1)
Net cash provided by (used in) financing activities	400.1	188.6	6,321.7	96.9
Effect of exchange rate changes on cash and cash equivalents	(0.3)	7.6	(10.1)	1.2
Increase (decrease) in cash and cash equivalents	(175.2)	267.9	84.4	27.4
Cash and Cash Equivalents, Beginning of Period	352.3	84.4	—	90.2
Cash and Cash Equivalents, End of Period	$177.1	$352.3	$84.4	$117.6

Supplemental Disclosure of Cash Flow Information:
Cash Paid for:
Income taxes payment (refund), net	$12.7	$116.9	$34.3	$3.4
Interest	$191.8	$249.0	$237.8	$2.4
Noncash Investing and Financing activities:
Fair value of acquired assets	$1,447.4	$21.6	$9,524.1	$—
Cash paid for acquired businesses	(882.1)	(21.2)	(5,558.2)	—
Unpaid purchase price accrued in "Other accrued and current liabilities"	(6.9)	—	—	—
6,237,087 shares of common stock issued for the acquisition	(158.9)	—	—	—

Assumed liabilities from acquired businesses including non-controlling interest	$399.5	$0.4	$3,965.9	$—

Noncash additions to computer software	$7.9	$—	$—	$—
Noncash additions to property, plant and equipment	$1.7	$2.0	$—	$—

(1) See Note 1 Basis of Presentation and Description of Business for further detail regarding the elimination of the International lag reporting.

(2) Net of the effect of acquisitions, see further details in Note 16.

(3) Other noncash adjustments for the period from January 1, 2019 to December 31, 2019 (Successor) are primarily related to non-cash foreign exchange adjustments.

(4) Net of IPO offering costs of $132.8 million of which $131.9 million was paid by proceeds raised from the offering (see Note 1) and $0.9 million was paid prior to the IPO and Private Placement.

The accompanying notes are an integral part of the consolidated financial statements.

Dun & Bradstreet Holdings, Inc.

Consolidated Statements of Stockholder Equity (Deficit)

(In millions)

	Common stock	Capital surplus	(Accumulated deficit) retained earnings	Treasury stock	Cumulative translation adjustment	Defined benefit postretirement plans	Cash flow hedging derivative	Total stockholder equity (deficit)	Non-controlling interest	Total equity (deficit)
Predecessor:
For the Period from January 1, 2019 to February 7, 2019 (1)
Balance, December 31, 2018	$0.8	$332.8	$3,325.0	$(3,310.3)	$(235.5)	$(818.3)	$(0.3)	$(705.8)	$15.9	$(689.9)
Net income (loss)	—	—	(75.6)	—	—	—	—	(75.6)	0.8	(74.8)
Payment to non-controlling interest	—	—	—	—	—	—	—	—	(0.1)	(0.1)
Equity-based compensation plans	—	11.7	—	—	—	—	—	11.7	—	11.7
Pension adjustments, net of tax expense of $22.2	—	—	—	—	—	65.4	—	65.4	—	65.4
Change in cumulative translation adjustment, net of tax expense of less than $0.1	—	—	—	—	5.7	—	—	5.7	0.2	5.9
Derivative financial instruments, net of tax benefit of $0.1	—	—	—	—	—	—	(0.1)	(0.1)	—	(0.1)
Balance, February 7, 2019	$0.8	$344.5	$3,249.4	$(3,310.3)	$(229.8)	$(752.9)	$(0.4)	$(698.7)	$16.8	$(681.9)

	Common stock	Capital surplus	(Accumulated deficit) retained earnings	Treasury stock	Cumulative translation adjustment	Defined benefit postretirement plans	Cash flow hedging derivative	Total stockholder equity (deficit)	Non-controlling interest	Total equity (deficit)
Successor:
For the period from January 1, 2019 to December 31, 2019 (1)
Balance, January 1, 2019	$—	$—	$(13.5)	$—	$—	$—	$—	$(13.5)	$—	$(13.5)
Net income (loss)	—	—	(560.1)	—	—	—	—	(560.1)	6.4	(553.7)
Take-Private Transaction		2,048.4						2,048.4	60.3	2,108.7
Capital contribution		100.0						100.0		100.0
Equity-based compensation plans	—	68.0	—	—	—	—	—	68.0	—	68.0
Preferred dividend	—	(96.1)	—	—	—	—	—	(96.1)	—	(96.1)
Accretion - Series A Preferred Stock	—	(3.4)	—	—	—	—	—	(3.4)	—	(3.4)
Payment to non-controlling interest	—	—	—	—	—	—	—	—	(5.7)	(5.7)
Pension adjustments, net of tax benefit of $7.3	—	—	—	—	—	(24.0)	—	(24.0)		(24.0)
Change in cumulative translation adjustment, net of tax expense of $1.8	—	—	—	—	0.9	—	—	0.9	(2.8)	(1.9)
Derivative financial instruments, net of tax benefit of $0.4	—	—	—	—	—	—	(1.1)	(1.1)	—	(1.1)
Balance, December 31, 2019	$—	$2,116.9	$(573.6)	$—	$0.9	$(24.0)	$(1.1)	$1,519.1	$58.2	$1,577.3

	Common stock	Capital surplus	(Accumulated deficit) retained earnings	Treasury stock	Cumulative translation adjustment	Defined benefit postretirement plans	Cash flow hedging derivative	Total stockholder equity (deficit)	Non-controlling interest	Total equity (deficit)
Year ended December 31, 2020 (1)
Balance, January 1, 2020	$—	$2,116.9	$(573.6)	$—	$0.9	$(24.0)	$(1.1)	$1,519.1	$58.2	$1,577.3
Net income (loss)	—	—	(116.5)	—	—	—	—	(116.5)	4.9	(111.6)
Accretion - Series A Preferred Stock (2)	—	(36.1)	—	—	—	—	—	(36.1)	—	(36.1)
Issuance of Class A Common Stock in IPO and Private Placement, net of issuance costs	—	2,248.2	—	—	—	—	—	2,248.2	—	2,248.2
Equity-based compensation plans (3)	—	45.3	—	—	—	—	—	45.3	—	45.3
Pension adjustments, net of tax benefit of $32.4	—	—	—	—	—	(96.3)	—	(96.3)	—	(96.3)
Change in cumulative translation adjustment, net of tax expense of $2.9	—	—	—	—	25.3	—	—	25.3	3.2	28.5
Derivative financial instruments, net of tax expense of $0.2	—	—	—	—	—	—	0.7	0.7	—	0.7
Preferred dividend	—	(64.1)	—	—	—	—	—	(64.1)	—	(64.1)
Payment to non-controlling interest	—	—	—	—	—	—	—	—	(8.0)	(8.0)
Balance, December 31, 2020	$—	$4,310.2	$(690.1)	$—	$26.2	$(120.3)	$(0.4)	$3,525.6	$58.3	$3,583.9
Year ended December 31, 2021
Balance, January 1, 2021	$—	$4,310.2	$(690.1)	$—	$26.2	$(120.3)	$(0.4)	$3,525.6	$58.3	$3,583.9
Net income (loss)	—	—	(71.7)	—	—	—	—	(71.7)	5.8	(65.9)
Shares issued for Bisnode acquisition	—	158.9	—	—	—	—	—	158.9	—	158.9
Equity-based compensation plans	—	31.3	—	(0.3)	—	—	—	31.0	—	31.0
Pension adjustments, net of tax expense of $39.0	—	—	—	—	—	108.4	—	108.4	—	108.4
Change in cumulative translation adjustment, net of tax benefit of $1.6	—	—	—	—	(78.8)	—	—	(78.8)	2.2	(76.6)
Derivative financial instruments, net of tax expense of $2.8	—	—	—	—	—	—	7.8	7.8	—	7.8
Payment to non-controlling interest	—	—	—	—	—	—	—	—	(2.2)	(2.2)
Balance December 31, 2021	$—	$4,500.4	$(761.8)	$(0.3)	$(52.6)	$(11.9)	$7.4	$3,681.2	$64.1	$3,745.3

(1) See Note 1 Basis of Presentation and Description of Business for further detail regarding the elimination of the International lag reporting.

(2) Related to Series A Preferred Stock which was fully redeemed in July 2020.

(3) Includes $0.2 million related to the conversion of pre-IPO liability classified equity-based awards into restricted stock units.

The accompanying notes are an integral part of the consolidated financial statements.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollar amounts, except share data and per share data, in millions)

Note 1 --	Basis of Presentation and Description of Business

The accompanying financial statements of Dun & Bradstreet Holdings, Inc. (formerly Star Intermediate I, Inc.) and its subsidiaries ("we" or "us" or "our" or the "Company") were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period reported. As discussed throughout this Note 1, we base our estimates on historical experience, current conditions and various other factors that we believe to be reasonable under the circumstances. Significant items subject to such estimates and assumptions include: valuation allowances for receivables and deferred income tax assets; tax liabilities related to our undistributed foreign earnings associated with the 2017 Tax Cuts and Jobs Act ("2017 Act"); liabilities for potential tax exposure and potential litigation claims and settlements; assets and obligations related to employee benefits; allocation of the purchase price in acquisition accounting; impairment assessment for goodwill and other intangible assets; long-term asset recoverability and estimated useful life; stock-based compensation; revenue deferrals; and restructuring charges. We review estimates and assumptions periodically and reflect the changes in the consolidated financial statements in the period in which we determine any changes to be necessary. Actual results could differ materially from those estimates under different assumptions or conditions.

Our consolidated financial statements presented herein reflect the latest estimates and assumptions made by management that affect the reported amounts of assets and liabilities and related disclosures as of the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting periods presented. Since early 2020, the novel coronavirus ("COVID-19") global pandemic has caused disruptions and continues to cause disruptions in the economy and volatility in the global financial markets. There is considerable uncertainty regarding its duration and the speed and nature of recovery. The extent of the impact of the COVID-19 global pandemic on our operations and financial performance will depend on among many factors, the duration of the pandemic, the timing and availability of vaccines and treatments and the government mandates or guidance regarding COVID-19 restriction and its effects on our clients and vendors, which continue to be uncertain at this time and cannot be predicted. In addition, the pandemic may affect management's estimates and assumptions of variable consideration in contracts with clients as well as other estimates and assumptions, in particular those that require a projection of our financial results, our cash flows or broader economic conditions.

The consolidated financial statements include our accounts, as well as those of our subsidiaries and investments in which we have a controlling interest. Investments in companies over which we have significant influence but not a controlling interest are recorded under the equity method of accounting. When events and circumstances warrant, equity investments accounted for under the equity method of accounting are evaluated for impairment. An impairment charge is recorded whenever a decline in value of an equity investment below its carrying amount is determined to be other-than temporary. We elect to account for investments over which we do not have significant influence at cost adjusted for impairment or other changes resulting from observable market data. Market values associated with these investments are not readily available. Our cost investments were not material as of December 31, 2021 and 2020.

Description of Business

Dun & Bradstreet Holdings, Inc. through its operating company The Dun & Bradstreet Corporation ("Dun & Bradstreet" or "D&B") helps companies around the world improve their business performance. A global leader in business to business data and analytics, we glean insight from data to enable our clients to connect with the prospects, suppliers, clients and partners that matter most. Since 1841, companies of every size rely on Dun & Bradstreet to help them manage risk and reveal opportunity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

We transform data into valuable business insights which are the foundation of our global solutions that clients rely on to make mission critical business decisions.

Dun & Bradstreet provides solution sets that meet a diverse set of clients’ needs globally. Clients use Finance & Risk solutions to mitigate credit, compliance and supplier risk, increase cash flow and drive increased profitability. Our Sales & Marketing solutions help clients better use data to grow sales, digitally engage with clients and prospects, improve marketing effectiveness and also offer data management capabilities that provide effective and cost efficient marketing solutions to increase revenue from new and existing clients.

The Take-Private Transaction

On August 8, 2018, a consortium of investors formed a Delaware limited partnership, Star Parent, L.P. ("Parent") and Star Merger Sub, Inc. ("Merger Sub"), and subsequently formed subsidiaries including Dun & Bradstreet Holdings, Inc., Star Intermediate II, LLC and Star Intermediate III, LLC. Also on August 8, 2018, Dun & Bradstreet entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Merger Sub. On February 8, 2019, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Dun & Bradstreet with Dun & Bradstreet continuing as the surviving corporation. The transaction is referred to as the "Take-Private Transaction." See further discussion on Note 15.

The completion of the Take-Private Transaction resulted in the following:

•	Parent issued 206,787.3617 Class A units for $2,048.4 million, net of equity syndication fee of $19.5 million, which was contributed to Dun & Bradstreet Holdings, Inc. In addition, Parent issued 6,817.7428 units of Class B and 32,987.0078 units of Class C profits interest.

•	Dun & Bradstreet Holdings, Inc. issued 314,494,968 shares of common stock to Parent and 1,050,000 shares of Series A Preferred Stock for $1,028.4 million, net of issuance discount of $21.6 million.

•	Merger Sub entered into a credit facility agreement and issued debt on February 8, 2019. See Note 6 for further discussion.

•	The Company used the proceeds from the issuances of common and preferred shares and the debt financing to (i) finance and consummate the Take-Private Transaction and other transactions, including to fund nonqualified pension and deferred compensation plan obligations (ii) repay in full all outstanding indebtedness under Dun & Bradstreet’s then-existing senior secured credit facilities, (iii) fund the redemption and discharge of all of Dun & Bradstreet’s then-existing senior notes and (iv) pay related fees, costs, premiums and expenses in connection with these transactions.

•	Merger Sub merged with and into D&B with D&B continuing as the surviving corporation.

As a result of the Take-Private Transaction on February 8, 2019, the merger was accounted for in accordance with ASC 805, "Business Combinations" ("ASC 805"), and Dun & Bradstreet Holdings, Inc. was determined to be the accounting acquirer. The accompanying consolidated financial statements and information are presented on a Successor and Predecessor basis. References to Predecessor refer to the results of operations, cash flows and financial position of The Dun & Bradstreet Corporation and its subsidiaries prior to the closing of the Take-Private Transaction. References to Successor refer to the consolidated financial position of Dun & Bradstreet Holdings, Inc. and its subsidiaries as of December 31, 2021 and December 31, 2020, and the results of operations and cash flows of Dun & Bradstreet Holdings, Inc. and its subsidiaries for the years ended December 31, 2021 and December 31, 2020 and the period from January 1, 2019 to December 31, 2019. During the period from January 1, 2019 to February 7, 2019, Dun & Bradstreet Holdings, Inc. had no significant operations and limited assets and had only incurred transaction related expenses prior to the Take-Private Transaction. The Successor periods include the consolidated results of operations, cash flows and financial position of Dun & Bradstreet and its subsidiaries on and after February 8, 2019. The Predecessor and Successor consolidated financial information presented herein is not comparable

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

primarily due to the impacts of the Take-Private Transaction including the application of acquisition accounting in the Successor financial statements as of February 8, 2019, as further described in Note 15, of which the most significant impacts are (i) the increased amortization expense for intangible assets; (ii) additional interest expense associated with debt financing arrangements entered into in connection with the Take-Private Transaction; (iii) higher non-recurring transaction costs and the pension settlement charge attributable to the Take-Private Transaction; and (iv) a shorter Successor period for our International operations.

Initial Public Offering (“IPO”) and Private Placement

On July 6, 2020, we completed an IPO of 90,047,612 shares of our common stock, par value $0.0001 per share at a public offering price of $22.00 per share. Immediately subsequent to the closing of the IPO, a subsidiary of Cannae Holdings, a subsidiary of Black Knight and affiliates of CC Capital purchased a total of 18,458,700 shares of common stock from us in a private placement at a price per share equal to 98.5% of the IPO price, or $21.67 per share, for proceeds of $200.0 million, $100.0 million and $100.0 million, respectively. A total of 108,506,312 shares of common stock were issued in the IPO and concurrent private placement for gross proceeds of $2,381.0 million. The use of the proceeds from the IPO and concurrent private placement was as follows:

Gross proceeds	$2,381.0
Less:
Underwriter fees	89.1
IPO related expenses (a)	42.8
Redemption of Series A Preferred Stock	1,067.9
Make-whole payment on redemption of Series A Preferred Stock	205.2
Partial redemption of 10.250% Senior Unsecured Notes and accrued interest	312.0
Call premium on partial redemption of 10.250% Senior Unsecured Notes	30.8
Partial redemption of 6.875% Senior Secured Notes and accrued interest	282.2
Call premium on partial redemption of 6.875% Senior Secured Notes	19.3
Cash to balance sheet	$331.7

(a) Includes payment of $30.0 million to the Originating Sponsors (see Note 19), in connection with the waiver and termination of anti-dilution rights in the Star Parent Partnership Agreement. Also in connection with the IPO transaction, we paid fees of $2.5 million each to Thomas H. Lee Partners, L.P. ("THL") Managers and entities affiliated with William P. Foley II and Chinh E. Chu (Bilcar, LLC and CC Star Holdings, LP, respectively) for services provided.

In connection with the IPO, the following transactions occurred:

•	On June 23, 2020, we increased our authorized common stock to 2,000,000,000 and our authorized preferred stock to 25,000,000 and effected a 314,494.968 for 1 stock split of our common stock. All of the common share and per share information in the consolidated financial statements for the Successor periods have been retroactively adjusted to reflect the increase in authorized common stock and stock split.

•	All outstanding equity incentive awards in the form of profits interests were converted into common units of Star Parent, L.P. which retain the original time-based vesting schedule and are subject to the same forfeiture terms applicable to such unvested units.

•	In connection with the IPO, we adopted the Dun & Bradstreet 2020 Omnibus Incentive Plan (the "2020 Omnibus Incentive Plan"). See further discussion in Note 11.

Preferred Stock

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

In connection with the Privatization Transaction on February 8, 2019, Dun & Bradstreet Holdings, Inc. issued 1,050,000 shares of Cumulative Series A Preferred Stock ("Series A Preferred Stock") for $1,028.4 million, net of issuance discount of $21.6 million. The Series A Preferred Stock was redeemable upon the occurrence of a material event including a qualified IPO at an applicable price depending on when the redemption event occurred. The Company classified the Series A Preferred Stock as mezzanine equity because the instrument contained a redemption feature which was contingent upon certain events, the occurrence of which was not solely within the control of the Company.

Upon the closing of the IPO on July 6, 2020 (see above discussion), we redeemed all of the outstanding Series A Preferred Stock. In addition, we made the total make-whole payment of $205.2 million.

Prior to the redemption of the preferred stocks, we bifurcated embedded derivatives and assessed fair value each reporting date. Beginning in November 2019, we determined that there was a more than remote likelihood that the Series A Preferred Stock would become redeemable before November 8, 2021. As a result we determined the fair value of the make-whole provision to be $172.4 million at December 31, 2019, which was included within "Other income (expense) - net" in the statement of operations and comprehensive income (loss) for the period from January 1, 2019 to December 31, 2019 (Successor) and reflected as "Make-whole derivative liability" within the consolidated balance sheet as of December 31, 2019. For the year ended December 31, 2020 up to redemption, we recorded a loss of $32.8 million within "Other income (expense) - net," related to the change of fair value during the period. The fair value was estimated using the with and without method and based on management’s estimate of probability of the triggering event associated with the make-whole derivative liability.

The Series A Preferred Stock was fully accreted to the redeemable balance of $1,067.9 million using the interest method upon the redemption. We recorded accretion of $36.1 million and $3.4 million to the mezzanine equity using interest method for the year ended December 31, 2020 (Successor) and for the period from January 1, 2019 to December 31, 2019 (Successor), respectively.

On May 14, 2020, March 4, 2020, December 16, 2019, July 30, 2019 and May 31, 2019, the board of directors of Dun & Bradstreet Holdings, Inc. declared a cash dividend of $30.51 per share to all holders of shares of Series A Preferred Stock. An aggregate amount of $32.1 million, $32.0 million, $32.0 million, $32.1 million, $10.7 million and $21.3 million was paid on June 26, 2020, March 27, 2020, December 27, 2019, September 27, 2019, June 28, 2019 and on June 19, 2019, respectively.

Reporting Segments

We manage our business and report our financial results through the following two segments:

•	North America offers Finance & Risk and Sales & Marketing data, analytics and business insights in the United States and Canada; and
•	International offers Finance & Risk and Sales & Marketing data, analytics and business insights directly in the United Kingdom and Ireland ("U.K."), Nordics (Sweden, Norway, Denmark and Finland), DACH (Germany, Austria and Switzerland) and CEE (Central and Eastern Europe) countries ("Europe"), Greater China, India and indirectly through our Worldwide Network alliances ("WWN alliances").

All intercompany transactions and balances have been eliminated in consolidation.

Elimination of International Lag Reporting

Historically our consolidated financial statements which have a year-end of December 31, reflected results of subsidiaries outside of North America on a one-month lag with a year-end of November 30. Effective January 1, 2021, we eliminated the one-month reporting lag for our subsidiaries outside of North America and aligned the year-end for all subsidiaries to December 31. The elimination of this reporting lag represented a change in accounting principle, which the Company believes to be preferable as it provides investors with the most current information. This change in accounting policy was applied retrospectively to all periods since February 8, 2019 ("Successor periods") after the Take-Private Transaction. The Consolidated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

Balance Sheet as of December 31, 2020, the Consolidated Statement of Operations and Comprehensive Income (Loss), the Consolidated Statements of Cash Flows and the Consolidated Statements of Stockholder Equity (Deficit) for the year ended December 31, 2020 and the period from January 1, 2019 to December 31, 2019 (Successor) have been recast to reflect this change in accounting policy. The following table presents a summary of the changes to the results for the year ended December 31, 2020 and period from January 1, 2019 to December 31, 2019 (Successor):

	Revenue	Operating income (loss)	Income (loss) before provision (benefit) for income taxes and equity in net income of affiliates	Provision (benefit) for income taxes	Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	Basic earnings (loss) per share of common stock attributable to Dun & Bradstreet Holdings, Inc.	Diluted earnings (loss) per share of common stock attributable to Dun & Bradstreet Holdings, Inc.
Year ended December 31, 2020
As Reported	$1,738.1	$63.0	$(219.3)	$(110.5)	$(175.6)	$(0.48)	$(0.48)
Increase (Decrease)	0.6	(7.4)	(7.1)	(1.9)	(5.0)	(0.01)	(0.01)
As Revised	$1,738.7	$55.6	$(226.4)	$(112.4)	$(180.6)	$(0.49)	$(0.49)
Period from January 1, 2019 to December 31, 2019
As Reported	$1,413.9	$(220.0)	$(675.9)	$(118.2)	$(674.0)	$(2.14)	$(2.14)
Increase (Decrease)	25.1	(1.7)	(0.3)	(0.1)	(0.1)	—	—
As Revised	$1,439.0	$(221.7)	$(676.2)	$(118.3)	$(674.1)	$(2.14)	$(2.14)

The following table presents a summary of the changes to the assets, liabilities and equity:

	As Reported	Increase (Decrease)	As Revised
Total Assets as of December 31, 2020	$9,219.4	$0.9	$9,220.3
Total Liabilities as of December 31, 2020	$5,641.7	$(5.3)	$5,636.4
Total Equity as of January 1, 2020	$1,577.7	$(0.4)	$1,577.3
Total Equity as of December 31, 2020	$3,577.7	$6.2	$3,583.9

The following table presents a summary of the changes to the results of statement of cash flows for the year ended December 31, 2020 and period from January 1, 2019 to December 31, 2019:

	Net cash provided by (used in) operating activities	Net cash provided by (used in) investing activities	Net cash provided by (used in) financing activities
Year ended December 31, 2020:
As Reported	$195.6	$(134.3)	$189.3
Increase (Decrease)	9.9	0.5	(0.7)
As Revised	$205.5	$(133.8)	$188.6
Period from January 1, 2019 to December 31, 2019:
As Reported	$(63.0)	$(6,154.6)	$6,321.8
Increase (Decrease)	(7.5)	(2.1)	(0.1)
As Revised	$(70.5)	$(6,156.7)	$6,321.7

Where appropriate, we have reclassified certain prior year amounts to conform to the current year presentation.

Note 2 - Significant Accounting Policies

Revenue Recognition

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

Revenue is recognized when promised goods or services are transferred to clients in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services by following a five-step process, (1) identify the contract with a client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price, and (5) recognize revenue when or as we satisfy a performance obligation.

We generate revenue from licensing our data and providing related data services to our clients. Our data is integrated into our hosted or on-premise software applications. Data is also delivered directly into client third-party applications (or our on-premise applications) using our application programming interfaces ("API") or as computer files. Some of our data and reports can be purchased through our websites individually or in packages.

Most of our revenue comes from clients we contract with directly. We also license data, trademarks and related technology and support services to our Worldwide Network partners for exclusive distribution of our products to clients in their territories. We also license our data to our alliance partners who use the data to enhance their own products or enable it to be seamlessly delivered to their customers.

Revenue is net of any sales or indirect taxes collected from clients, which are subsequently remitted to government authorities.

Performance Obligations and Revenue Recognition

All our clients license our data and/or software applications. The license term is generally a minimum of 12 months and non-cancelable. If the client can benefit from the license only in conjunction with a related service, the license is not distinct and is combined with the other services as a single performance obligation.

We recognize revenue when (or as) we satisfy a performance obligation by transferring promised licenses and or services underlying the performance obligation to the client. Some of our performance obligations are satisfied over time as the product is transferred to the client. Performance obligations which are not satisfied over time are satisfied at a point in time.

Determining whether the products and services in a contract are distinct and identifying the performance obligations requires judgment. When we assess contracts with clients we determine if the data we promise to transfer to the client is individually distinct or is combined with other licenses or services which together form a distinct product or service and a performance obligation. We also consider if we promise to transfer a specific quantity of data or provide unlimited access to data.

We determined that when clients can purchase a specified quantity of data based on their selection criteria and data layout, each data record is distinct and a performance obligation, satisfied on delivery. If we promise to update the initial data set at specified intervals, each update is a performance obligation, which we satisfy when the update data is delivered.

When we provide clients continuous access to the latest data using our API-based and online products, the client can consume and benefit from this content daily as we provide access to the data. We determined that for this type of offering our overall promise is a service of daily access to data which represents a single performance obligation satisfied over time. We recognize revenue ratably for this type of performance obligation.

Clients can purchase unlimited access to data in many of our products for the non-cancelable contract term. These contracts are priced based on their anticipated usage volume of the product and we have the right to increase the transaction price in the following contract year if usage in the current contract year exceeds certain prescribed limits. The limits are set at a level that the client is unlikely to exceed so in general, we fully constrain any variable consideration until it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved. For these contracts the performance obligation is satisfied over time as we provide continuous access to the data. We recognize revenue ratably over the contract term.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

For products sold under our annual and monthly discount plans the client receives a discount based on the amount they commit to spend annually, or the actual amount spent at the end of each monthly billing cycle. Each report or data packet purchased is a separate performance obligation which is satisfied when the report or data packet is delivered. The client can also purchase a monitoring service on the report or data packet which is a performance obligation satisfied over time because the client benefits from the service as we monitor the data and provide alerts when the data changes. We recognize revenue ratably over the monitoring period.

In some contracts, including annual discount plans, the client commits to spend a fixed amount on the products. Breakage occurs if the client does not exercise all their purchasing rights under the contract. We recognize breakage at the end of the contract when the likelihood of the client exercising their remaining rights becomes remote.

Many of our contracts provide the client an option to purchase additional products. If the option provides the client a discount which is incremental to discounts typically given for those products, the contract provides the client a material right that it would not receive without entering into the contract. An amount of the transaction price is allocated to the material right performance obligation and is recognized when the client exercises the option or when the option expires.

We have long-term contracts with our Worldwide Network partners. These contracts are typically for an initial term of up to 10 years and automatically renew for further terms unless notice is given before the end of the initial or renewal term. We grant each partner the exclusive right to sell our products in the countries that constitute their territory. We provide them access to data, use of our brand and technology and other services and support necessary for them to sell our products and services in their territory. We determined this arrangement is a series of distinct services and represents a single performance obligation satisfied over time. These contracts contain multiple streams of consideration, some of which are fixed and some are variable. These variable amounts are allocated to the specific service period during which the sales or usage occurred if the variable amount is commensurate with the benefit to the client of the additional service and is consistent with our customary pricing practices. Otherwise the variable amount is accounted for as a change in the transaction price for the contract. We recognize revenue ratably for this performance obligation.

We license our data to our alliance partners. Most contracts specify the number of licensed records or data sets to be delivered. If the licenses are distinct, we satisfy them on delivery of the data. Contract consideration is often a sales or usage-based royalty, sometimes accompanied by a guaranteed minimum amount. Any fixed consideration is allocated to each performance obligation based on the standalone selling price of the data. We apply the variable consideration exception for license revenue in the form of royalties when the license is the sole or predominant item to which the royalty relates. Royalty revenue is recognized when the later of the following events have occurred: (1) the subsequent sale or usage occurs or (2) the performance obligation to which some or all the royalty has been allocated has been satisfied (or partially satisfied).

Contracts with Multiple Performance Obligations

Our contracts with clients often include promises to transfer multiple performance obligations. For these contracts we allocate the transaction price to each performance obligation in the contract on a relative standalone selling price basis. The standalone selling price is the price at which we would sell the promised service separately to a client. We use the observable price based on prices in contracts with similar clients in similar circumstances. When the standalone selling price is not directly observable from actual standalone sales, we estimate a standalone selling price making maximum use of any observable data and estimates of what a client in the market would be willing to pay for those goods or services.

We allocate variable consideration to a performance obligation or a distinct product if the terms of the variable payment relate specifically to our efforts to satisfy the performance obligation or transfer the distinct product and the allocation is consistent with the allocation objective. If these conditions are not met or the transaction price changes for other reasons after contract inception, we allocate the change on the same basis as at contract inception.

Contract Combinations and Modifications

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

Many of our clients have multiple contracts for various products. Contracts entered into at or near the same time with the same client are combined into a single contract when they are negotiated together with a single commercial objective or the contracts are related in other ways.

Contract modifications are accounted for as a separate contract if additional products are distinct and the transaction price increases by an amount that reflects the standalone selling prices of the additional products. Otherwise, we generally account for the modifications as if they were the termination of the existing contracts and creation of new contracts if the remaining products are distinct from the products transferred before the modification. The new transaction price is the unrecognized revenue from the existing contracts plus the new consideration. This amount is allocated to the remaining performance obligations based on the relative standalone selling prices.

Restructuring Charges

Restructuring charges have been recorded in accordance with Accounting Standards Codification ("ASC") 712-10, "Nonretirement Postemployment Benefits," or "ASC 712-10," and/or ASC 420-10, "Exit or Disposal Cost Obligations," or "ASC 420-10," as appropriate.

Effective January 1, 2019, we adopted ASU No. 2016-02, "Leases (Topic 842)," and as a result, terminated contracts that meet the lease definition are no longer accounted for under ASC 420-10. Terminated lease obligations or lease obligations for facilities we no longer occupy are accounted for in accordance with Topic 842. Certain termination costs and obligations that do not meet the lease criteria continue to be accounted for in accordance with ASC 420-10. Right of use assets are assessed for impairment in accordance to Topic 360. Right of use asset impairment charges and lease costs related to facilities we ceased to occupy are reflected in "Restructuring charges."

We record severance costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10.

We account for one-time termination benefits and contract terminations in accordance with ASC 420-10, which addresses financial accounting and reporting for costs associated with restructuring activities. Under ASC 420-10, we establish a liability for a cost associated with an exit or disposal activity, including severance and other lease costs, when the liability is incurred, rather than at the date that we commit to an exit plan. We reassess the expected cost to complete the exit or disposal activities at the end of each reporting period and adjust our remaining estimated liabilities, if necessary.

The determination of when we accrue for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the restructuring activities are assessments related to the most likely expected outcome of the significant actions to accomplish the exit activities. In determining the charges related to the restructuring activities, we have to make estimates related to the expenses associated with the restructuring activities. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond our control. We will continue to review the status of our restructuring obligations on a quarterly basis and, if appropriate, record changes to these obligations in current operations based on management’s most current estimates.

Leases

In accordance with Topic 842, at the inception of a contract, we assess whether the contract is, or contains, a lease. A contract contains a lease if it conveys to us the right to control the use of property, plant and equipment (an identified asset). We control the identified asset if we have a right to substantially all the economic benefits from use of the asset and the right to direct its use for a period of time.

Most of our leases expire over the next eight years, with the majority expiring within two years. Leases may include options to early terminate the lease or renew at the end of the initial term. Generally, these lease terms do not affect the term of the lease because we are not reasonably certain that we will exercise our option.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

We use the incremental borrowing rate to determine the present value of the lease payments because the implicit rate is generally not available to a lessee. We determine the incremental borrowing rate using an applicable reference rate (LIBOR or LIBOR equivalent or local currency swap rates) considering both currency and lease term, combined with our estimated borrowing spread for secured borrowings.

We recognize operating lease expense on a straight-line basis over the term of the lease. Lease payments may be fixed or variable. Only lease payments that are fixed, in-substance fixed or depend on a rate or index are included in determining the lease liability. Variable lease payments include payments made to the lessor for taxes, insurance and maintenance of the leased asset and are recognized as operating costs as incurred.

We apply certain practical expedients allowed by Topic 842. Lease payments for leases with an initial term of 12 months or less are not included in right of use assets or operating lease liabilities. Instead they are recognized as short term lease operating costs on a straight-line basis over the term. We have also elected not to separate lease and non-lease components for our office leases. We separate the lease components from the non-lease components using the relative standalone selling prices of each component for all our other leased asset classes. We estimate the standalone selling prices using observable prices, and if they are not available, we estimate the price. Non-lease components include maintenance and other services provided in the contract related to the leased asset. Non-lease components are recognized in accordance with other applicable accounting policies. See Note 7.

Prior to the adoption of Topic 842, we expensed the net fixed payments of operating leases on a straight-line basis over the lease term as required under the prior lease accounting standard ASC 840. Under the prior lease accounting standard, lease assets and liabilities were not required to be recognized.

Employee Benefit Plans

We provide various defined benefit plans to our employees as well as health care benefits to our retired employees. We use actuarial assumptions to calculate pension and benefit costs as well as pension assets and liabilities included in the consolidated financial statements. See Note 10.

Legal Contingencies

We are involved in legal proceedings, claims and litigation arising in the ordinary course of business for which we believe we have adequate reserves, and such reserves are not material to the consolidated financial statements. In addition, from time to time we may be involved in additional matters which could become material and for which we may also establish reserve amounts as discussed in Note 8. We record a liability when management believes that it is both probable that a liability has been incurred and we can reasonably estimate the amount of the loss. For such matters where management believes a liability is not probable but is reasonably possible, a liability is not recorded; instead, an estimate of loss or range of loss, if material individually or in the aggregate, is disclosed if reasonably estimable, or a statement will be made that an estimate of loss cannot be made. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.

Cash and Cash Equivalents

We consider all investments purchased with an initial term from the date of purchase by the Company to maturity of three months or less to be cash equivalents. These instruments are stated at cost, which approximates fair value because of the short maturity of the instruments.

Accounts Receivable Trade and Contract Assets

We classify the right to consideration in exchange for products or services transferred to a client as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional. Receivables include amounts billed and currently due from clients.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Contract assets include unbilled amounts typically resulting from sale of long-term contracts when the revenue exceeds the amount billed to the client, and the right to payment is not subject to the passage of time. Amounts may not exceed their net realizable value.

Accounts Receivable Allowances

In order to determine an estimate of expected credit losses, receivables are segmented based on similar risk characteristics including historical credit loss patterns and industry or class of customers to calculate reserve rates. The Company uses an aging method for developing its allowance for credit losses by which receivable balances are stratified based on aging category. A reserve rate is calculated for each aging category which is generally based on historical information. The reserve rate is adjusted, when necessary, for current conditions (e.g., macroeconomic or industry related) and forecasts about the future. The Company also considers customer specific information (e.g., bankruptcy or financial difficulty) when estimating its expected credit losses, as well as the economic environment of the customers, both from an industry and geographic perspective, in evaluating the need for allowances.

Expected credit losses are added to the accounts receivable allowance. Actual uncollectible account write-offs are recorded against the allowance. The Company adopted the new accounting standard on Financial Instruments - Credit Losses (Topic 326) effective January 1, 2020.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation, except for property, plant and equipment that have been impaired for which the carrying amount is reduced to the estimated fair value at the impairment date. Property, plant and equipment are generally depreciated on a straight-line basis over their estimated useful lives. Our recently acquired headquarters building and related site improvements are depreciated over a period of 53 years and 14 years, respectively. See Note 17. Equipment, including furniture, is depreciated over a period of three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement.

Computer Software

Computer software includes capitalized software development costs for various computer software applications for internal use, including systems which support our databases and common business services and processes (back-end systems), our financial and administrative systems (back-office systems) and systems which we use to deliver our information solutions to clients (client-facing systems). Computer software also includes purchased software and software recognized in connection with acquisitions.

Costs incurred during a software development project’s preliminary stage and post-implementation stage are expensed as incurred. Development activities that are eligible for capitalization include software design and configuration, development of interfaces, coding, testing, and installation. Capitalized costs are amortized on a straight-line basis over the estimated lives which range from three to eight years, beginning when the related software is ready for its intended use.

We enter into cloud computing arrangements to access third party software without taking possession of the software. We assess development activities required to implement such services and defer certain implementation costs directly related to the hosted software that would be eligible for capitalization for internal-use software projects. Deferred implementation costs related to these service arrangements do not qualify as capitalized software and are required to be expensed over the term of the service arrangement, beginning when the implementation activities, including testing, are substantially completed and the related software is operational for users.

We periodically reassess the estimated useful lives of our computer software considering our overall technology strategy, the effects of obsolescence, technology, competition and other economic factors on the useful life of these assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

Computer software and deferred implementation costs are tested for impairment along with other long-lived assets (See Impairment of Long-Lived Assets below).

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized and are tested for impairment at least annually at December 31 and more often if an event occurs or circumstances change which indicate it is more likely than not that fair value is less than carrying amount. If a qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit or an indefinite-lived intangible asset exceeds its estimated fair value, an additional quantitative evaluation is performed. The annual impairment tests of goodwill and indefinite-lived intangible assets may be completed through qualitative assessments. We may elect to bypass the qualitative assessment and proceed directly to a quantitative impairment test for goodwill or indefinite-lived intangible assets in any period. We may resume the qualitative assessment for any reporting unit or indefinite-lived intangible asset in any subsequent period.

Goodwill

We assess recoverability of goodwill at the reporting unit level. A reporting unit is an operating segment or a component of an operating segment which is a business and for which discrete financial information is available and reviewed by a segment manager. Our reporting units are Finance & Risk and Sales & Marketing within the North America segment, and U.K., Europe, Greater China, India and our WWN alliances within the International segment.

For the qualitative goodwill impairment test, we analyze actual and projected reporting unit growth trends for revenue and profits, as well as historical performance. We also assess critical factors that may have an impact on the reporting units, including macroeconomic conditions, market-related exposures, regulatory environment, cost factors, changes in the carrying amount of net assets, any plans to dispose of all or part of the reporting unit, and other reporting unit specific factors such as changes in key personnel, strategy, customers or competition. In addition, we assess whether the market value of the Company compared to the book amounts are indicative of an impairment.

For the quantitative goodwill impairment test, we determine the fair value of our reporting units based on the market approach and also in certain instances using the income approach to further validate our results. Under the market approach, we estimate the fair value based on market multiples of current year EBITDA for each individual reporting unit. We use judgment in identifying the relevant comparable company market multiples (e.g., recent divestitures or acquisitions, facts and circumstances surrounding the market, dominance, growth rate, etc.). For the income approach, we use the discounted cash flow method to estimate the fair value of a reporting unit. The projected cash flows are based on management’s most recent view of the long-term outlook for each reporting unit. Factors specific to each reporting unit could include revenue growth, profit margins, terminal value, capital expenditure projections, assumed tax rates, discount rates and other assumptions deemed reasonable by management.

An impairment charge is recorded if a reporting unit’s carrying value exceeds its fair value. The impairment charge is also limited to the amount of goodwill allocated to the reporting unit. An impairment charge, if any, is recorded as an operating cost in the period that the impairment is identified.

For 2021, 2020 and 2019, we performed qualitative tests for each of our reporting units and the results of our tests indicated that it was not more likely than not that the goodwill in any reporting unit was impaired.

See Note 18 to the consolidated financial statements for further detail on goodwill by segment.

Indefinite-Lived Intangible Assets

Under the qualitative approach, we perform impairment tests for indefinite-lived intangible assets based on macroeconomic and market conditions, industry considerations, overall performance and other relevant factors. If we elect to bypass the qualitative assessment for any indefinite-lived intangible asset, or if a qualitative assessment indicates it is more likely than not that the estimated carrying amount of such asset exceeds its fair value, we proceed to a quantitative approach.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

Under the quantitative approach, we estimate the fair value of the indefinite-lived intangible asset and compare it to its carrying value. An impairment loss is recognized if the carrying value exceeds the fair value. The estimated fair value is determined primarily using income approach based on the expected present value of the projected cash flows of the assets.

Our indefinite-lived intangible assets are primarily related to the Dun & Bradstreet trade name which was recognized in connection with the Take-Private Transaction. As a result of the impairment tests performed using quantitative approach, no impairment charges for indefinite-lived intangible assets have been recognized for the years ended December 31, 2021 and 2020, the period from January 1, 2019 to December 31, 2019 (Successor) and the period from January 1, 2019 to February 7, 2019 (Predecessor).

Definite-Lived Intangible Assets

Other amortizable intangible assets are recognized in connection with acquisitions. They are amortized over their respective useful life, based on the timing of the benefits derived from each of the intangible assets. Definite-lived intangible assets are also assessed for impairment. Below is a summary of weighted average amortization period for intangible assets at December 31, 2021.

Weighted average amortization period (years)
Intangible assets:
Reacquired right	15
Database	17
Customer relationships	17
Technology	10
Partnership agreements	14
Trademark	2

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment, right of use assets, internal-use software and other intangible assets held for use, are tested for impairment when events or circumstances indicate the carrying amount of the asset group that includes these assets is not recoverable. An asset group is the lowest level for which its cash flows are independent of the cash flows of other asset groups. The carrying value of an asset group is considered unrecoverable if the carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. The impairment loss is measured by the difference between the carrying value of the asset group and its fair value. We generally estimate the fair value of an asset group using an income approach or quoted market price, whichever is applicable.

Income Taxes

We are subject to income taxes in the United States and many foreign jurisdictions. In determining our consolidated provision for income taxes for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the determination of the recoverability of certain deferred tax assets and the calculation of certain tax liabilities, which arise from temporary differences between the tax and financial statement recognition of revenue, expenses and net operating losses.

In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions, including the amount of future pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

assumptions require judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded valuation allowances that we will maintain until it is more likely than not the deferred tax assets will be realized. Our income tax expense recorded in the future may be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income may require that we record an additional valuation allowance against our deferred tax assets. An increase in a valuation allowance could result in additional income tax expense in such period and could have a significant impact on our future earnings. Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our financial condition, results of operations or cash flows.

Foreign Currency Translation

For all operations outside the United States where the local currency is the functional currency, assets and liabilities are translated using the end-of-year exchange rates, and revenues and expenses are translated using monthly average exchange rates. For those countries where the local currency is the functional currency, translation adjustments are accumulated in a separate component of stockholder equity. Foreign currency transaction gains and losses are recognized in earnings in the consolidated statement of operations and comprehensive income (loss). We recorded net foreign currency transaction losses of $5.2 million, gains of $7.1 million, losses of $16.1 million and losses of $0.8 million for the years ended December 31, 2021 and 2020 (Successor), the period from January 1, 2019 to December 31, 2019 (Successor) and the period from January 1, 2019 to February 7, 2019 (Predecessor), respectively.

Earnings Per Share ("EPS") of Common Stock

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed based on the weighted average number of common shares outstanding plus the dilutive effect of our outstanding stock incentive awards. In the case of a net loss, the dilutive effect of the awards outstanding are not included in the computation of the diluted loss per share as the effect of including these shares in the calculation would be anti-dilutive. The dilutive effect of awards outstanding under the stock incentive plans reflected in diluted earnings per share was calculated under the treasury stock method.

Stock-Based Compensation

Stock-based compensation expense is recognized over the award’s vesting period on a straight-line basis. The compensation expense is determined based on the grant date fair value. For restricted stock, grant date fair value is based on the closing price of our stock on the date of grant. For stock options, we estimate the grant date fair value using the Black-Scholes valuation model. We recognize forfeitures and the corresponding reductions in expense as they occur. Subsequent to the Take-Private Transaction, our common stock was not publicly traded for a period of time. Thus, estimating grant date fair value prior to the IPO required us to make assumptions including stock price, expected time to liquidity, expected volatility and discount for lack of marketability. The fair value of the underlying shares prior to the IPO was determined contemporaneously with the grants.

For our 2019 grants, we determined stock price per unit equal to the closing price of our Class A equity unit price on February 8, 2019, also the closing date of the Take-Private Transaction. Approximately 94% of the units issued in 2019 were granted in February and March 2019 and almost all of the rest were granted by June 2019. As these grant dates were shortly after the Take-Private Transaction and there were no indications that the value of our Company changed, we believe the Take-Private Transaction date price approximates our fair value on each of the grant dates.

For the expected time to liquidity assumption, management estimated, on the valuation date, the expected change of control or liquidity event was approximately three and half years. The estimate was based on available facts and circumstances

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

on the valuation date, such as our performance and outlook, investors’ strategy and need for liquidity, market conditions, and our financing needs, among other things.

During the time that our stock was not traded publicly, to quantify the appropriate illiquidity or lack of marketability discount inherent in the profits interest units, the protective put method was used. The lack of marketability discount was estimated as the value (or cost) of an at-the-money put option with the same expected holding period as the profits interest units, divided by the stock value.

For the expected volatility assumption after the Take-Private Transaction, we utilize the observable data of a group of similar public companies ("peer group") to develop our volatility assumption. The expected volatility of our stock is determined based on the range of the measure of the implied volatility and the historical volatility for our peer group of companies, re-levered to reflect our capital structure and debt, for a period which is commensurate with the expected holding period of the units.

Our stock-based compensation programs are described more fully in Note 11.

Financial Instruments

From time to time we use financial instruments, including foreign exchange forward contracts, foreign exchange option contracts and interest rate derivatives, to manage our exposure to movements in foreign exchange rates and interest rates. The use of these financial instruments modifies our exposure to these risks in order to minimize the potential negative impact and/or to reduce the volatility that these risks may have on our financial results.

We may use foreign exchange forward and foreign exchange option contracts to hedge certain non-functional currency denominated intercompany and third-party transactions. In addition, foreign exchange forward and foreign exchange option contracts may be used to hedge certain of our foreign net investments. From time to time, we may use interest rate swap contracts to hedge our long-term fixed-rate debt and/or our short-term variable-rate debt.

We recognize all such financial instruments on the balance sheet at their fair values, as either assets or liabilities, with an offset to earnings or other comprehensive earnings, depending on whether the derivative is designated as part of an effective hedge transaction and, if it is, the type of hedge transaction. If a derivative instrument meets hedge accounting criteria as prescribed in the applicable guidance, it is designated as one of the following on the date it is entered into:

Cash Flow Hedge—A hedge of the exposure to variability in the cash flows of a recognized asset, liability or a forecasted transaction. For qualifying cash flow hedges, the changes in fair value of hedging instruments are reported as Other comprehensive income (loss) ("OCI") and are reclassified to earnings in the same line item associated with the hedged item when the hedged item impacts earnings.

Fair Value Hedge—A hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment. For qualifying fair value hedges, the change in fair value of the hedged item attributable to the hedged risk and the change in the fair value of the hedge instrument is recognized in earnings and presented in the same income statement line item.

We formally document all relationships between hedging instruments and hedged items for a derivative to qualify as a hedge at inception and throughout the hedged period, and we have documented policies for managing our exposures. Derivative financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged. The hedge accounting effectiveness is monitored on an ongoing basis, and if considered ineffective, we discontinue hedge accounting prospectively. See Note 13.

Fair Value Measurements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

We account for certain assets and liabilities at fair value, including purchase accounting applied to assets and liabilities acquired in a business combination and long-lived assets that are written down to fair value when they are impaired. We use the acquisition method of accounting for all business combinations. This method requires us to allocate the cost of the acquisition to the assets acquired and the liabilities assumed based on the estimates of fair value for such items, including intangible assets and technology acquired. The excess of the purchase consideration over the fair value of assets acquired and liabilities assumed is recorded as goodwill.We define fair value as the exchange price that would be received for an asset or paid to transfer a liability (in either case an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are prioritized based on a three-level hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level Input	Input Definition
Level I	Observable inputs utilizing quoted prices (unadjusted) for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through corroboration with market data at the measurement date.
Level III

Unobservable inputs for the asset or liability in which little or no market data exists, therefore requiring management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. The determination of fair value often requires us to make significant estimates and assumptions such as determining an appropriate discount rate that factors in both risk and liquidity premiums, identifying the similarities and differences in market transactions, weighting those differences accordingly and then making the appropriate adjustments to those market transactions to reflect the risks specific to our assets and liabilities being valued. Other significant assumptions include us projecting future cash flows related to revenues and expenses based on our business plans and outlook which can be significantly impacted by our future growth opportunities, general market environment and geographic sentiment. We may use third-party valuation consultants to assist in the determination of such estimates. Accordingly, the estimates presented herein may not necessarily be indicative of amounts we could realize in a current market sale.

Note 3 -- Recent Accounting Pronouncements

We consider the applicability and impact of all Accounting Standards Updates (“ASUs”) and applicable authoritative guidance. The ASUs not listed below were assessed and determined to be either not applicable or are expected to have an immaterial impact on our consolidated financial position, results of operations and/or cash flows.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, "Income Taxes (Topic 740)." The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. We adopted this update as of January 1, 2021. This update did not have a material impact on our consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

In October 2021, the FASB issued ASU No. 2021-08, "Business Combinations (Topic 805) Accounting for Contract Assets and Contract Liabilities from Contracts with Customers." The amendments require an acquirer to recognize and measure contract assets and contract liabilities in a business combination based on the guidance of ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" rather than fair value. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption of this ASU is permitted, including adoption in an interim period. If early adopted, the amendments are applied retrospectively to all business combinations for which the acquisition date occurred during the fiscal year of adoption. We early adopted this update during the fourth quarter of 2021. As a result of the adoption of this update, no fair value adjustments were made to the acquired deferred revenue balances for acquisitions completed in 2021. See Note 16 to the consolidated financial statements for further detail.

Note 4 -- Revenue

The total amount of the transaction price for our revenue contracts allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2021 is as follows:

	2022	2023	2024	2025	2026	Thereafter	Total
Future revenue	$1,283.7	$592.3	$326.1	$159.7	$116.9	$299.4	$2,778.1

The table of future revenue does not include any amount of variable consideration that is a sales or usage-based royalty in exchange for distinct data licenses or that is allocated to a distinct service period within a single performance obligation that is a series of distinct service periods.

Timing of Revenue Recognition

	Successor			Predecessor
	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019
Revenue recognized at a point in time	$931.8	$762.7	$731.4	$91.4
Revenue recognized over time	1,233.8	976.0	707.6	87.3
Total revenue recognized	$2,165.6	$1,738.7	$1,439.0	$178.7

Contract Balances

	At December 31, 2021	At December 31, 2020	At December 31, 2019
Accounts receivable, net	$401.7	$319.3	$272.2
Short-term contract assets (1)	$3.4	$0.7	$1.0
Long-term contract assets (2)	$9.1	$3.8	$2.5
Short-term deferred revenue	$569.4	$477.2	$473.4
Long-term deferred revenue (3)	$13.7	$14.6	$5.8

(1) Included within other current assets in the consolidated balance sheet

(2) Included within other non-current assets in the consolidated balance sheet

(3) Included within other non-current liabilities in the consolidated balance sheet

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

The increase in deferred revenue of $91.3 million from December 31, 2020 to December 31, 2021 was primarily due to cash payments received or due in advance of satisfying our performance obligations, and the acquisition of Bisnode, largely offset by approximately $428.9 million of revenue recognized that was included in the deferred revenue balance at December 31, 2020. See Note 16 for further discussion with regard to the acquisition of Bisnode.

The increase in contract assets of $8.0 million from December 31, 2020 to December 31, 2021 was primarily due to new contract assets recognized, net of new amounts reclassified to receivables during 2021, largely offset by $2.1 million of contract assets included in the balance at December 31, 2020 that were reclassified to receivables when they became unconditional.

The increase in deferred revenue of $12.6 million from December 31, 2019 to December 31, 2020 was primarily due to cash payments received or due in advance of satisfying our performance obligations, largely offset by approximately $477.1 million of revenue recognized that were included in the deferred revenue balance at December 31, 2019, net of the purchase accounting fair value adjustment as a result of our Take-Private Transaction in February 2019.

The increase in contract assets of $1.0 million from December 31, 2019 to December 31, 2020 was primarily due to new contract assets recognized, net of new amounts reclassified to receivables during 2020, largely offset by $3.0 million of contract assets included in the balance at January 1, 2020 that were reclassified to receivables when they became unconditional.

See Note 18 for a schedule providing a further disaggregation of revenue.

Assets Recognized for the Costs to Obtain a Contract

Commission assets, net of accumulated amortization included in deferred costs in the consolidated balance sheet, was $116.1 million and $83.8 million as of December 31, 2021 and December 31, 2020, respectively.

The amortization of commission assets reflected in selling and administrative expenses within the consolidated income statement, is as follows:

Period	Amortization
Year ended December 31, 2021 (Successor)	$27.1
Year ended December 31, 2020 (Successor)	$17.0
Period from January 1 to December 31, 2019 (Successor)	$4.7
Period from January 1 to February 7, 2019 (Predecessor)	$3.2

Note 5 -- Restructuring Charges

We incurred restructuring charges (which generally consist of employee severance and termination costs, and contract terminations). These charges were incurred as a result of eliminating, consolidating, standardizing and/or automating our business functions.

We recorded a restructuring charge of $25.1 million for the year ended December 31, 2021. This charge consists of:

•	Severance costs of $18.9 million under ongoing benefit arrangements. Approximately 190 employees were impacted. Most of the employees impacted exited the Company by the end of 2021. The cash payments for these employees will be substantially completed by the end of the first quarter of 2022; and

•	Contract termination, write down of right of use assets and other exit costs, including those to consolidate or close facilities of $6.2 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

We recorded a restructuring charge of $37.3 million for the year ended December 31, 2020. This charge consists of:

•	Severance costs of $9.9 million under ongoing benefit arrangements. Approximately 165 employees were impacted. Most of the employees impacted exited the Company by the end of 2020. The cash payments for these employees were substantially completed by the end of the second quarter of 2021; and

•	Contract termination, impairment of right of use assets and other exit costs, including those to consolidate or close facilities of $27.4 million.

We recorded a restructuring charge of $52.3 million for the year ended December 31, 2019 (Successor) and $0.1 million for the period from January 1, 2019 to February 7, 2019 (Predecessor). These charges consist of:

•	Severance costs of $36.6 million (Successor) and $0.1 million (Predecessor) under ongoing benefit arrangements. Approximately 540 employees were impacted and exited the Company by the end of 2019. The cash payments for these employees were substantially completed by the end of the first quarter of 2020; and

•	Contract termination, write down of right of use assets and other exit costs, including those to consolidate or close facilities of $15.7 million (Successor).

The following table sets forth the restructuring reserves and utilization:

	Severance and termination	Contract termination and other exit costs	Total
Predecessor:
Balance as of December 31, 2018	$4.7	$2.9	$7.6
Charge taken from January 1 to February 7, 2019	0.1	—	0.1
Payments made through February 7, 2019	(1.6)	(0.5)	(2.1)
Reclassification related to leases pursuant to the adoption of Topic 842	—	(2.4)	(2.4)
Balance remaining as of February 7, 2019	$3.2	$—	$3.2

Successor:
Balance as of December 31, 2018	$—	$—	$—
Impact of purchase accounting	3.2	—	3.2
Charge taken during 2019 (1)	36.6	12.2	48.8
Payments and other adjustments made during 2019	(34.0)	(7.7)	(41.7)
Balance remaining as of December 31, 2019	$5.8	$4.5	$10.3
Charge taken during 2020 (1)	9.9	5.9	15.8
Payments made during 2020	(13.1)	(3.3)	(16.4)
Balance remaining as of December 31, 2020	$2.6	$7.1	$9.7
Charge taken during 2021 (1)	18.9	—	18.9
Payments made during 2021	(16.8)	(3.8)	(20.6)
Balance remaining as of December 31, 2021	$4.7	$3.3	$8.0
(1)	Balance excludes charges accounted for under Topic 842. See Note 7 "Leases" for further discussion.

Note 6 -- Notes Payable and Indebtedness

Our borrowings are summarized in the following table:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

		At December 31, 2021			At December 31, 2020
	Maturity	Principal amount	Debt issuance costs and discount*	Carrying value	Principal amount	Debt issuance costs and discount*	Carrying value
Debt maturing within one year:
Term loan facility (1)		$28.1	$—	$28.1	$25.3	$—	$25.3
Total short-term debt		$28.1	$—	$28.1	$25.3	$—	$25.3

Debt maturing after one year:
Term loan facility (1)	February 8, 2026	$2,754.8	$64.5	$2,690.3	$2,485.7	$77.1	$2,408.6
Revolving facility (1) (2)	September 11, 2025	160.0	—	160.0	—	—	—
5.000% Senior unsecured notes (1)	December 15, 2029	460.0	6.8	453.2	—	—	—
6.875% Senior secured notes (1)	August 15, 2026	420.0	6.8	413.2	420.0	8.2	411.8
10.250% Senior unsecured notes (1)	Fully paid off in December 2021	—	—	—	450.0	14.6	435.4
Total long-term debt		$3,794.8	$78.1	$3,716.7	$3,355.7	$99.9	$3,255.8
Total debt		$3,822.9	$78.1	$3,744.8	$3,381.0	$99.9	$3,281.1

*Represents the unamortized portion of debt issuance costs and discounts.

(1) The 5.000% Senior Unsecured Notes, the Senior Secured Credit Facilities, the 6.875% Senior Secured and the 10.250% Unsecured Notes contain certain covenants that limit our ability to incur additional indebtedness and guarantee indebtedness, create liens, engage in mergers or acquisitions, sell, transfer or otherwise dispose of assets, pay dividends and distributions or repurchase capital stock, prepay certain indebtedness and make investments, loans and advances. We were in compliance with these non-financial covenants at December 31, 2021 and December 31, 2020.

(2) The Revolving Facility contains a springing financial covenant requiring compliance with a maximum ratio of first lien net indebtedness to consolidated EBITDA of 6.75. The financial covenant applies only if the aggregate principal amount of borrowings under the Revolving Facility and certain outstanding letters of credit exceeds 35% of the total amount of commitments under the Revolving Facility on the last day of any fiscal quarter. The financial covenant did not apply at December 31, 2021 and December 31, 2020.

Successor Debt

On August 8, 2018, a consortium of investors formed a Delaware limited partnership, Star Parent, L.P. and Star Merger Sub, Inc. ("Merger Sub"), and subsequently formed subsidiaries including Dun & Bradstreet Holdings, Inc., Star Intermediate II, LLC and Star Intermediate III, LLC. Also on August 8, 2018, Dun & Bradstreet entered into an Agreement and Plan of Merger (the "Merger Agreement") with Star Parent, L.P. and Merger Sub. On February 8, 2019, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Dun & Bradstreet with Dun & Bradstreet continuing as the surviving corporation. The transaction is referred to as the "Take-Private Transaction." In connection with the Take-Private Transaction on February 8, 2019, the Company entered into a credit agreement governing its Senior Secured Credit Facilities (the "Senior Secured Credit Facilities"). The Senior Secured Credit Facilities provided for (i) a seven year senior secured term loan facility in an aggregate principal amount of $2,530 million (the "Term Loan Facility:); (ii) a five year senior secured revolving credit facility in an aggregate principal amount of $400 million (the "Revolving Facility"); and (iii) a 364-day repatriation bridge facility in an aggregate amount of $63 million (the "Repatriation Bridge Loan"). The closing of the Senior Secured Credit Facilities was conditional on the redemption of the Predecessor debt. Also on February 8, 2019, Merger Sub, which was merged into Dun & Bradstreet upon the closing of the Take-Private Transaction, issued $700 million in aggregate principal amount of 6.875% Senior Secured Notes due 2026 and $750 million in aggregate principal amount of 10.250% Senior Unsecured Notes due 2027. Together with the equity contributions from the investors, the proceeds from these financing transactions were used

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

to (i) finance and consummate the Take-Private Transaction and other transactions, including to fund non-qualified pension and deferred compensation plan obligations; (ii) repay in full all outstanding indebtedness under the Company's then-existing senior secured credit facilities; (iii) fund the redemption and discharge of all of the Company’s then-existing senior notes; and (iv) pay related fees, costs, premiums and expenses in connection with these transactions.

Initial debt issuance costs of $31.6 million and $17.9 million related to the 10.250% Senior Unsecured Notes and the 6.875% Senior Secured Notes, respectively, were recorded as a reduction of the carrying amount of the notes and amortized over the contractual term of the notes. The Senior Secured Notes and the Senior Unsecured Notes may be redeemed at our option, in whole or in part, following specified events and on specified redemption dates and at the redemption prices specified in the indenture governing the Senior Secured Notes and the Senior Unsecured Notes.

On July 6, 2020, we completed an IPO and concurrent private placement (see Note 1) and received gross proceeds from the transaction of $2,381.0 million. In connection with the IPO and concurrent private placement, we repaid $300 million in aggregate principal amount of our 10.250% Senior Unsecured Notes on July 6, 2020. As a result, the associated deferred debt issuance costs and discount of $10.5 million were written off. In addition, we were required to pay a premium of $30.8 million related to the repayment, for which we recorded an expense. Both were accrued and reflected within “Non-operating income (expense) – net” for the year ended December 31, 2020. The remaining debt issuance costs of $15.7 million continue to be amortized over the remaining term of the notes through the date of the full redemption (see discussion below).

On September 26, 2020, we repaid $280 million in aggregate principal amount of our 6.875% Senior Secured Notes. As a result, the associated deferred debt issuance costs and discount of $5.7 million were written off. In addition, we were required to pay a premium of $19.3 million related to the repayment, for which we recorded an expense. Both were recorded within “Non-operating income (expense)-net” for the year ended December 31, 2020. The remaining debt issuance costs of $8.6 million continue to be amortized over the remaining term of the notes.

On December 20, 2021, we issued $460 million in aggregate principal amount of 5.000% Senior Unsecured Notes due December 15, 2029. The proceeds from the issuance of Senior Unsecured Notes and cash on hand were used to fund the full redemption of the $450 million in aggregate principal amount of our 10.250% Senior Unsecured Notes due 2027, inclusive of an early redemption premium of $29.5 million, accrued interest and other fees and expenses. As a result of the redemption, we recorded a loss on debt extinguishment of $42.0 million as the difference between the settlement payments of $479.5 million and the carrying amount of the debt of $437.5 million, including unamortized debt issuance costs of $12.5 million. The loss was recorded within “Non-operating income (expense)-net” for the year ended December 31, 2021. Initial debt issuance costs of $6.9 million related to the 5.000% Senior Unsecured Notes were recorded as a reduction of the carrying amount of the notes and will be amortized over the contractual term of the notes.

Senior Secured Credit Facilities

Borrowings under the Senior Secured Credit Facilities bear interest at a rate per annum equal to an applicable margin over a LIBOR rate for the interest period relevant to such borrowing, subject to interest rate floors, and they are secured by substantially all of the Company’s assets. The debt issuance costs of $62.1 million and discount of $50.6 million related to the Term Loan facility were recorded as a reduction of the carrying amount of the Term Loan Facility and are being amortized over the term of the facility. Initial debt issuance costs of $9.6 million related to the Revolving Facility were included in "Other non-current assets" on the consolidated balance sheet and amortized over the term of the Revolving Facility.

Other details of the Senior Secured Credit Facilities:

•As required by the credit agreement, beginning June 30, 2020, the principal amount of the Term Loan Facility is being paid down in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount, with the balance being payable on February 8, 2026. The margin to LIBOR was 500 basis points initially. On February 10, 2020, an amendment was made to the credit agreement, specifically related to the Term Loan Facility, which reduced the margin to LIBOR to 400 basis points. The maturity date for the Term Loan Facility remains February 8, 2026 and no changes were made to the financial covenants or scheduled amortization. In

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

connection with the term loan repricing, we incurred $0.8 million of third-party fees and wrote off $6.2 million of deferred debt issuance costs and discount related to changes in syndicated lenders. Both were recorded within “Other income (expense)-net” for the year ended December 31, 2020. Subsequent to the IPO transaction, the spread was further reduced by 25 basis points to 375 basis points. On January 27, 2021, the spread was reduced by 50 basis points to 325 basis points. The interest rate associated with the outstanding balances of the Term Loan Facility at December 31, 2021 and December 31, 2020 were 3.352% and 3.898%, respectively.
•The margin to LIBOR for borrowings under the Revolving Facility was 350 basis points initially. Subsequent to the IPO transaction, the spread was reduced by 25 basis points to 325 basis points, subject to a ratio-based pricing grid. The aggregate amount available under the Revolving Facility is $850 million. The available borrowing under the Revolving Facility at December 31, 2021 was $690 million and the interest rate associated with the outstanding balance of the Revolving Facility at December 31, 2021 was 3.104%. There was no outstanding balance at December 31, 2020.
•The Repatriation Bridge Facility matured on February 7, 2020. Debt issuance costs of $1.5 million were recorded as a reduction of the carrying amount of the Repatriation Bridge Facility and were amortized over the term of the Repatriation Bridge Facility. The margin to LIBOR was 350 basis points. The outstanding balance of the Repatriation Bridge Facility was fully repaid in February 2020.

On September 11, 2020, we amended our credit agreement dated February 8, 2019, specifically related to the Revolving Facility. The amendment increases the aggregate amount available under the Revolving Facility from $400 million to $850 million, and resets the Revolving Facility maturity date, from February 8, 2024, to September 11, 2025. As a result of the amendment, we wrote off $0.8 million deferred debt issuance costs related to changes in syndication lenders and reported within “Non-operating income (expense) – net” for the year ended December 31, 2020. The remaining deferred debt issuance costs of together with the additional issuance costs of $1.7 million incurred in connection with the amendment, are being amortized over the new five-year term.

On November 18, 2020, we amended our credit agreement dated February 8, 2019, specifically related to the Term Loan Facility. The amendment establishes an Incremental Term Loan in an aggregate principle amount of $300 million. The proceeds of the Incremental Term Loan were drawn and used in January 2021 to finance a portion of the purchase price for the acquisition of the outstanding shares of Bisnode. The issuance discount of $2.6 million was recorded as a reduction of the carrying amount of the Incremental Term Loan and amortized over the remaining term of the loan. The Incremental Term Loan has the same terms as the existing term loan.

On January 27, 2021, we amended our credit agreement dated February 8, 2019, specifically related to the Term Loan Facility to reduce the applicable margin for the term loan facility by 0.50% overall, resulting in a margin spread of LIBOR plus 3.25% per annum or the applicable base rate plus 2.25% per annum and establish a 0.25% step down in the applicable margin if the Company maintains a rating of at least B+ from Standard & Poor’s Investors Ratings Services and receives at least B1 from Moody’s Investors Service.

Below table sets forth the scheduled maturities and interest payments for our total debt outstanding as of December 31, 2021, plus the Incremental Term Loan of $460 million established on January 18, 2022 (see Note 22):

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

	2022 (a)	2023	2024	2025	2026	Thereafter	Total
Debt principal outstanding as of December 31, 2021	$448.1	$28.1	$28.1	$188.1	$2,670.5	$460.0	$3,822.9
Interest associated with debt outstanding as of December 31, 2021 (b)	149.4	119.9	119.0	116.6	32.4	69.0	606.3

Incremental Term Loan - Principal (c)	3.5	4.6	4.6	4.6	4.6	438.1	460.0
Incremental Term Loan - Interest (c)	15.2	15.0	14.9	14.7	14.6	29.4	103.8
Total debt and interest	$616.2	$167.6	$166.6	$324.0	$2,722.1	$996.5	$4,993.0
(a)	Amounts reflect the redemption of the $420 million 6.875% Senior Secured Notes (see Note 22).
(b)	Includes $28.6 million in 2022 of which $16.3 million related to payment for early redemption premium and $12.3 million related to payment for accrued interest for the 6.875% Senior Secured Notes.
(c)	Amounts reflect the Incremental Term Loan of $460 million established on January 18, 2022 (see Note 22).

Retired Predecessor Debt

In connection with the Take-Private Transaction, we repaid in full all outstanding indebtedness under the Predecessor Term Loan Facility and Revolving Credit Facility and funded the redemption and discharge of the Predecessor senior notes, inclusive of a make-whole payment of $25.1 million, which was considered in our determination of the acquisition date fair value of the Predecessor senior notes as part of purchase accounting. The transactions were accounted for as a debt extinguishment in accordance with ASC 470-50, "Debt—Modifications and Extinguishments." The payoff of the Predecessor debt was a condition of the closing of Successor debt financing. Total unamortized debt issuance costs and discount of $6.6 million related to the Predecessor Term Loan Facility and Revolving Credit Facility were allocated zero value as part of purchase accounting. The weighted average interest rate associated with the outstanding balances related to the Predecessor Revolving Credit Facility prior to retirement as of February 7, 2019 was 3.66% and as of December 31, 2018 was 3.72%. The interest rate associated with the outstanding balances related to the Predecessor Term Loan Facility prior to retirement as of February 7, 2019 was 4.00% and as of December 31, 2018 was 4.01%.

Other

We were contingently liable under open standby letters of credit and bank guarantees issued by our banks in favor of third parties totaling $13.5 million at December 31, 2021 and $5.9 million at December 31, 2020.

On March 30, 2021, we entered into three-year interest rate swaps with an aggregate notional amount of $1 billion. The interest rate swaps under the April 20, 2018 agreement expired on April 27, 2021. The objective of the swaps is to mitigate the variation of future cash flows from changes in the floating interest rates on our existing debt. See further discussion in Note 13 to our consolidated financial statements.

Note 7 — Leases

Effective January 1, 2019, we adopted Topic 842. We recognized $91.9 million and $112.9 million of existing operating leases as right of use assets and lease liabilities, respectively, effective January 1, 2019.

The right of use assets and lease liabilities included in our balance sheet are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

	December 31, 2021	December 31, 2020
Right of use assets included in other non-current assets	$71.9	$64.8
Short-term operating lease liabilities included in other accrued and current liabilities	$26.0	$23.4
Long-term operating lease liabilities included in other non-current liabilities	59.4	62.5
Total operating lease liabilities	$85.4	$85.9

We recognized $33.6 million for both right of use assets and lease liabilities related to new operating leases for the year ended December 31, 2021, primarily related to acquired assets in connection with acquisitions during 2021.

The operating lease cost, supplemental cash flow and other information, and maturity analysis for leases is as follows:

	Successor			Predecessor
	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019
Operating lease costs	$28.1	$26.9	$24.6	$2.8
Variable lease costs	5.1	3.1	3.9	1.0
Short-term lease costs	1.6	0.4	0.2	—
Sublease income	(2.4)	(0.8)	(0.7)	(0.1)
Total lease costs	$32.4	$29.6	$28.0	$3.7

We recorded impairment charge of $1.9 million and $17.5 million for the years ended December 31, 2021 and 2020, respectively, primarily as a result of our decision to shift our workforce model to working remotely in the United States and certain international markets.

Cash paid for operating leases is included in operating cash flows and was $36.8 million, $28.1 million, $23.7 million and $5.9 million for the years ended December 31, 2021 and 2020 (Successor), the period from January 1, 2019 to December 31, 2019 (Successor) and for the period from January 1, 2019 to February 7, 2019 (Predecessor), respectively.

The maturity analysis for operating lease liabilities is as follows:

December 31, 2021
2022	$29.7
2023	20.5
2024	15.4
2024	13.1
2026	9.5
Thereafter	7.2
Undiscounted cash flows	$95.4
Less imputed interest	10.0
Total operating lease liabilities	$85.4

Other supplemental information on remaining lease term and discount rate is as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

	December 31, 2021	December 31, 2020
Weighted average remaining lease term (in years)	4.3	4.7
Weighted average discount rate	5.0%	5.5%

Note 8 -- Contingencies

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters related to our operations, such as claims brought by our clients in connection with commercial disputes, defamation claims by subjects of our reporting, and employment claims made by our current or former employees, some of which include claims for punitive or exemplary damages. Our ordinary course litigation may also include class action lawsuits, which make allegations related to various aspects of our business. From time to time, we are also subject to regulatory investigations or other proceedings by state and federal regulatory authorities as well as authorities outside of the U.S., some of which take the form of civil investigative demands or subpoenas. Some of these regulatory inquiries may result in the assessment of fines for violations of regulations or settlements with such authorities requiring a variety of remedies. We believe that none of these actions depart from customary litigation or regulatory inquiries incidental to our business.

We review lawsuits and other legal and regulatory matters (collectively "legal proceedings") on an ongoing basis when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, management bases its decision on its assessment of the ultimate outcome assuming all appeals have been exhausted. For legal proceedings where it has been determined that a loss is both probable and reasonably estimable, a liability based on known facts and which represents our best estimate has been recorded. Actual losses may materially differ from the amounts recorded and the ultimate outcome of our pending cases is generally not yet determinable.

While some of these matters could be material to our operating results or cash flows for any particular period if an unfavorable outcome results, at present we do not believe the ultimate resolution of currently pending legal proceedings, either individually or in the aggregate, will have a material adverse effect on our financial condition.

In addition, in the normal course of business, and including without limitation, our merger and acquisition activities, strategic relationships and financing transactions, the Company indemnifies other parties, including clients, lessors and parties to other transactions with the Company, with respect to certain matters. We have agreed to hold the other parties harmless against losses arising from a breach of representations or covenants, or arising out of other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. The Company has also entered into indemnity obligations with its officers and directors.

Federal Trade Commission Investigation

On April 10, 2018, the Federal Trade Commission (the "FTC" or the "Commission") issued a Civil Investigative Demand (“CID”) to Dun & Bradstreet, Inc. ("D&B Inc.," a wholly-owned subsidiary of the Company) related to an investigation by the FTC into potential violations of Section 5 of the Federal Trade Commission Act (the "FTC Act"), primarily concerning our credit managing and monitoring products such as CreditBuilder. D&B Inc. completed its response to the CID in November 2018. On May 28, 2019, the FTC staff informed D&B Inc. that it believes that certain of D&B’s practices violated Section 5 of the FTC Act, and informed D&B Inc. that it had been given authority by the FTC’s Bureau of Consumer Protection to engage in consent negotiations. Following discussions between the Company and the FTC staff, on September 9, 2019, the FTC issued a second CID seeking additional information, data and documents. The Company completed its response to the second CID in April 2020. In a letter dated March 2, 2020, the FTC staff identified areas of interest related to the CIDs and we completed our responses to the letter on April 7, 2020. On April 20, 2020, the FTC and D&B Inc. entered a tolling agreement with respect to potential claims related to the subject matter of the investigation. On February 23, 2021, the FTC staff provided D&B Inc. with a draft complaint and consent order outlining its allegations and the forms of relief sought, and advised that it had been given

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

authority to engage in consent negotiations. Following consent negotiations, on September 21, 2021, D&B Inc. agreed to enter in an Agreement Containing Consent Order ("Consent Agreement"). On January 13, 2022, the FTC informed the Company that the Commission had voted to accept the Consent Agreement. On January 19, 2022, the Consent Agreement was published in the Federal Register, triggering a 30-day public comment period that ended on February 18, 2022. The Consent Agreement remains subject to final approval by the Commission following the public comment period.

In accordance with ASC 450, an amount in respect of this matter was accrued in the consolidated financial statements during the first quarter of 2021. The amount of any loss has not been fully determined, and it is possible that the amount could exceed the amount accrued and that the amount of such additional loss could be material.

DeBose v. Dun & Bradstreet Holdings, Inc., No. 2:22-cv-00209-ES-CLW (D.N.J.)

On January 17, 2022, Plaintiff Rashad DeBose filed a Class Action Complaint against the Company, alleging that the Company used the purported class members’ names and personas to promote paid subscriptions to the Company’s Hoovers product website without consent, in violation of the Ohio right of publicity statute and Ohio common law prohibiting misappropriation of a name or likeness. As this matter was recently filed and the Company is in the very early stages of investigating this matter, the Company has not yet completed its evaluation of the claims or its defenses.

In accordance with ASC 450 Contingencies, similar to what is stated above, as the Company is in the very early stage of investigating the claims, we therefore have no basis to determine that a loss in connection with this matter is probable, reasonably possible or estimable, and thus no reserve has been established nor has a range of loss been disclosed.

Note 9 -- Income Taxes

Income (loss) before provision for income taxes consisted of:

	Successor			Predecessor
	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019
U.S.	$(266.0)	$(401.1)	$(810.8)	$(131.7)
Non-U.S	220.8	174.7	134.6	28.9
Income (loss) before provision for income taxes and equity in net income of affiliates	$(45.2)	$(226.4)	$(676.2)	$(102.8)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

	Successor			Predecessor
	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019
Current tax provision:
U.S. Federal	$56.9	$(29.9)	$(0.3)	$(11.1)
State and local	13.8	7.2	1.6	(3.4)
Non-U.S.	40.1	28.0	15.7	4.8
Total current tax provision	$110.8	$5.3	$17.0	$(9.7)
Deferred tax provision:
U.S. Federal	$(92.6)	$(100.7)	$(109.8)	$(14.8)
State and local	15.1	(16.9)	(23.5)	(3.0)
Non-U.S.	(9.9)	(0.1)	(2.0)	—
Total deferred tax provision	$(87.4)	$(117.7)	$(135.3)	$(17.8)
Provision (benefit) for income taxes	$23.4	$(112.4)	$(118.3)	$(27.5)

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and our effective tax rate for financial statement purposes:

	Successor			Predecessor
	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019
Statutory tax rate	21.0%	21.0%	21.0%	21.0%
State and local taxes, net of U.S. Federal tax benefits (1)	(58.0)	5.7	3.4	7.0
Nondeductible charges (2)	(5.3)	(1.2)	(3.7)	(1.4)
Change in fair value of make-whole derivative liability (3)	—	(3.0)	(5.4)	—
U.S. taxes on foreign income	(9.5)	(0.9)	(0.4)	(0.2)
Non-U.S. taxes (6)	23.2	3.6	1.4	1.2
Valuation allowance	(2.9)	(0.2)	4.0	—
Legacy transaction costs (4)	—	—	—	6.8
Interest	0.5	(0.2)	(0.1)	—
Tax credits and deductions (6)	30.4	6.7	1.8	0.5
Tax contingencies related to uncertain tax positions (4)	0.7	(0.8)	(0.4)	(8.2)
GILTI tax (6)	(51.6)	(8.2)	(4.4)	—
CARES Act (5)	—	25.5	—	—
Other	(0.3)	1.6	0.3	—
Effective tax rate	(51.8)%	49.6%	17.5%	26.7%
(1)	The impact for 2021 reflects the impact of state apportionment changes to our net U.S. deferred taxes as a result of our corporate headquarter move.
(2)	The impact for 2021 reflects non-deductible compensation costs. The impact for 2020 reflects non-deductible transaction costs associated with our Initial Public Offering in July 2020. The impact for the 2019 Successor and Predecessor periods reflects non-deductible transaction costs associated with the Take-Private Transaction.
(3)	The impact was due to the non-deductible mark to market expense for tax purposes. The change in fair value of make-whole derivative liability expense was associated with the make-whole provision liability for the Series A Preferred Stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

(4)	The impact for the Predecessor period from January 1 to February 8, 2019 was primarily related to deductible legacy transaction costs incurred in predecessor historical periods.
(5)	The impact was due to the CARES Act which was signed into law on March 27, 2020. Among other provisions, the law provides that net operating losses arising in a tax year beginning in 2018, 2019, or 2020 can be carried back five years.
(6)	Primarily due to the impact of lower consolidated pre-tax loss for the year ended December 31, 2021 compared to the year ended December 31, 2020.

Income taxes paid were $81.9 million, $118.2 million, $34.8 million and $3.3 million for the years ended December 31, 2021 and 2020 (Successor), the period from January 1 to December 31, 2019 (Successor) and the period from January 1, 2019 to February 7, 2019 (Predecessor), respectively. Income taxes refunded were $69.2 million, $1.3 million, $0.5 million and less than $0.1 million for the years ended December 31, 2021 and 2020 (Successor), the period from January 1 to December 31, 2019 (Successor) and the period from January 1, 2019 to February 7, 2019 (Predecessor), respectively.

Deferred tax assets (liabilities) are comprised of the following:

	December 31,
	2021	2020
Deferred tax assets:
Operating losses	$69.3	$63.9
Interest expense carryforward	121.4	93.5
Restructuring charges	3.6	2.3
Bad debts	5.3	4.9
Accrued expenses	15.4	9.3
Capital loss and credit carryforwards	15.7	14.0
Pension and postretirement benefits	30.9	70.8
ASC 842 - Lease liability	4.9	18.3
Other	11.4	9.2
Total deferred tax assets	$277.9	$286.2
Valuation allowance	(39.4)	(36.6)
Net deferred tax assets	$238.5	$249.6
Deferred tax liabilities:
Intangibles	$(1,417.5)	$(1,319.6)
Foreign exchange	—	(6.3)
Fixed assets	(5.1)	—
ASC 842 - ROU asset	(3.2)	(16.2)
Other	(1.4)	—
Total deferred tax liabilities	$(1,427.2)	$(1,342.1)
Net deferred tax (liabilities) assets	$(1,188.7)	$(1,092.5)

On December 22, 2017, the 2017 Act was signed into law in the U.S. Among other significant changes, the 2017 Act reduced the statutory federal income tax rate for U.S. corporate taxpayers from a maximum of 35 percent to 21 percent and required the deemed repatriation of foreign earnings not previously subject to U.S. taxation. As a result of the enactment of the 2017 Act, we no longer assert indefinite reinvestment for any historical unrepatriated earnings through December 31, 2017. We intend to reinvest indefinitely all earnings from our China and India subsidiaries earned after December 31, 2017 and therefore have not provided for deferred income and foreign withholding taxes related to these jurisdictions.

We have federal, state and local, and foreign tax loss carryforwards, the tax effect of which was $69.3 million as of December 31, 2021. Of the $69.3 million, $38.5 million have an indefinite carry-forward period with the remainder of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

$30.8 million expiring at various times between 2022 and 2041. Additionally, we have non-U.S. capital loss carryforwards. The associated tax effect was $13.3 million and $10.2 million as of December 31, 2021 and 2020, respectively.

We have established valuation allowances against certain U.S. state and non-U.S. net operating losses and capital loss carryforwards in the amounts of $38.8 million and $36.1 million as of December 31, 2021 and 2020, respectively. In our opinion, certain U.S. state and non-U.S. net operating losses and capital loss carryforwards are more likely than not to expire before we can utilize them.

We or one of our subsidiaries file income tax returns in the U.S. federal, and various state, local and foreign jurisdictions. In the U.S. federal jurisdiction, we are no longer subject to examination by the Internal Revenue Service (“IRS”) for years prior to 2018. In state and local jurisdictions, with a few exceptions, we are no longer subject to examinations by tax authorities for years prior to 2018. In foreign jurisdictions, with a few exceptions, we are no longer subject to examinations by tax authorities for years prior to 2015.

The following is a reconciliation of the gross unrecognized tax benefits:

Predecessor:
Gross unrecognized tax benefits as of December 31, 2018	$5.4
Additions for current year’s tax positions	8.9
Gross unrecognized tax benefits as of February 7, 2019	$14.3

Successor:
Gross unrecognized tax benefits as of January 1, 2019	$—
Impact of purchase accounting	14.3
Additions for current year’s tax positions	5.3
Settlements with taxing authority	(1.6)
Reduction in prior years’ tax positions	(0.1)
Reduction due to expired statute of limitations (1)	(0.8)
Gross unrecognized tax benefits as of December 31, 2019	$17.1
Additions for current year’s tax positions	2.3
Increase in prior years’ tax positions	0.3
Reduction due to expired statute of limitations (2)	(0.8)
Gross unrecognized tax benefits as of December 31, 2020	$18.9
Additions for current year’s tax positions	0.5
Increase in prior years’ tax positions	0.6
Settlements with taxing authority	(0.4)
Reduction due to expired statute of limitations (3)	(1.0)
Gross unrecognized tax benefits as of December 31, 2021	$18.6

(1)	The decrease was primarily due to the release of reserves as a result of the expiration of the statute of limitations for the 2015 tax year.
(2)	The decrease was primarily due to the release of reserves as a result of the expiration of the statute of limitations for the 2016 tax year.
(3)	The decrease was primarily due to the release of reserves as a result of the expiration of the statute of limitations for the 2017 tax year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

The amount of gross unrecognized tax benefits of the $18.6 million that, if recognized, would impact the effective tax rate is $17.9 million, net of tax benefits.

We recognize accrued interest expense related to unrecognized tax benefits in the Provision (Benefit) for Income Taxes line in the consolidated statement of operations and comprehensive income (loss). The total amount of interest expense, net of tax benefits, recognized for the years ended December 31, 2021 and 2020 (Successor), the period from January 1 to December 31, 2019 (Successor) and the period from January 1, 2019 to February 7, 2019 (Predecessor) was $0.8 million, $0.6 million, $0.3 million and $0.1 million, respectively. The total amount of accrued interest as of December 31, 2021 and 2020 was $1.3 million and $0.7 million, respectively.

Note 10 -- Pension and Postretirement Benefits

Through June 30, 2007, we offered coverage to substantially all of our U.S. based employees under a defined benefit plan called The Dun & Bradstreet Corporation Retirement Account (“U.S. Qualified Plan”). Prior to that time, the U.S. Qualified Plan covered active and retired employees. The benefits to be paid upon retirement were based on a percentage of the employee’s annual compensation. The percentage of compensation allocated annually to a retirement account ranged from 3% to 12.5% based on age and years of service. Amounts allocated under the U.S. Qualified Plan receive interest credits based on the 30-year Treasury rate or equivalent rate published by the Internal Revenue Service. Pension costs are determined actuarially and are funded in accordance with the Internal Revenue Code.

Effective June 30, 2007, we amended the U.S. Qualified Plan. Any pension benefit that had been accrued through such date under the plan was “frozen” at its then current value and no additional benefits, other than interest on such amounts, will accrue under the U.S. Qualified Plan.

Our employees in certain of our international operations are also provided with retirement benefits through defined benefit plans, representing the remaining balance of our pension obligations.

Prior to February 7, 2019, we also maintained supplemental and excess plans in the United States (“U.S. Non-Qualified Plans”) to provide additional retirement benefits to certain key employees of the Company. These plans were unfunded, pay-as-you-go plans. In connection with the Take‑Private Transaction, a change in control was triggered for a portion of our U.S. Non‑Qualified Plans upon the shareholder approval of the Take‑Private Transaction on November 7, 2018 and a settlement payment of $190.5 million was made in January 2019. For the remainder of the U.S. Non‑Qualified Plans, a change in control was triggered upon the close of the Take‑Private Transaction on February 8, 2019 and a settlement payment of $105.9 million was made in March 2019, effectively settling our U.S. Non‑Qualified Plan obligation.

Prior to January 1, 2019, we also provided various health care benefits for eligible retirees. Postretirement benefit costs and obligations are determined actuarially. Effective January 1, 2019, the pre-65 health plan was terminated and the post-65 health plan is closed to new participants. In addition, we closed our retiree life insurance plan to new participants, effective January 1, 2019.

Certain of our non-U.S. based employees receive postretirement benefits through government-sponsored or administered programs.

As a result of the elimination of the one-month lag reporting for the subsidiaries outside of North America, we remeasured our pension plans in the international markets based on measurement dates as of December 31, 2020 and 2019. The remeasurement had no material impact on the financial results for the periods presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

Benefit Obligation and Plan Assets

The following table sets forth the changes in our benefit obligations and plan assets for our pension and postretirement plans. The table also presents the line items in the consolidated balance sheet where the related assets and liabilities are recorded:

	Pension plans		Postretirement benefit obligations
	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2021	Year ended December 31, 2020
Change in benefit obligation:
Benefit obligation at beginning of year	$(1,900.3)	$(1,770.3)	$(1.6)	$(2.0)
Service cost	(5.2)	(1.8)	—	—
Interest cost	(27.4)	(42.2)	—	—
Benefits paid	94.1	86.8	0.2	0.8
Acquisitions	(87.4)	—	—	—
Plan amendment	0.3
Settlement	0.1	7.7	—	—
Plan participants' contributions	(0.9)	(0.1)	—	(0.1)
Actuarial (loss) gain	85.3	(168.9)	0.1	(0.3)
Effect of changes in foreign currency exchange rates	9.0	(11.5)	—	—
Benefit obligation at end of year	$(1,832.4)	$(1,900.3)	$(1.3)	$(1.6)
Change in plan assets:
Fair value of plan assets at beginning of year	$1,620.4	$1,570.9	$—	$—
Actual return on plan assets	143.7	128.0	—	—
Acquisitions	22.0	—	—	—
Employer contributions	7.5	5.3	0.2	0.7
Plan participants' contributions	0.9	0.1	—	0.1
Benefits paid	(94.1)	(86.8)	(0.2)	(0.8)
Settlement	—	(7.7)	—	—
Effect of changes in foreign currency exchange rates	(4.0)	10.6	—	—
Fair value of plan assets at end of year	$1,696.4	$1,620.4	$—	$—
Net funded status of plan	$(136.0)	$(279.9)	$(1.3)	$(1.6)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

	Pension plans		Postretirement benefit obligations
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Amounts recorded in the consolidated balance sheets:
Prepaid pension assets (1)	$36.6	$4.3	$—	$—
Short-term pension and postretirement benefits (2)	(1.2)	(0.4)	(0.2)	(0.2)
Long-term pension and postretirement benefits (3)	(171.4)	(283.8)	(1.1)	(1.4)
Net amount recognized	$(136.0)	$(279.9)	$(1.3)	$(1.6)
Accumulated benefit obligation	$1,819.3	$1,890.6	N/A	N/A
Amount recognized in accumulated other comprehensive loss consists of:
Actuarial loss (gain)	$14.5	$161.9	$0.1	$0.2
Prior service cost (credit)	0.1	0.5	(2.2)	(2.6)
Total amount recognized - pretax	$14.6	$162.4	$(2.1)	$(2.4)
(1)	Included within other non-current assets in the consolidated balance sheet.
(2)	Included within accrued payroll in the consolidated balance sheet.
(3)	Included within long-term pension and postretirement benefits in the consolidated balance sheet.

The above actuarial loss (gain) and prior service cost and credit represent the cumulative effect of demographic, investment experience and plan amendment, as well as assumption changes that have been made in measuring the plans’ liabilities since the Take-Private Transaction.

In addition, we provide retirement benefits to certain former executives. At December 31, 2021 and 2020, the associated obligations were $6.5 million and $6.9 million, respectively, of which $5.9 million and $6.3 million, respectively, were also reflected within "Long-term pension and postretirement benefits."

The actuarial gain or loss, to the extent it exceeds the greater of 10% of the projected benefit obligation or market-related value of plan assets, will be amortized into expense each year on a straight-line and plan-by-plan basis, over the remaining expected future working lifetime of active participants or the average remaining life expectancy of the participants if all or almost all of the plan participants are inactive. Currently, the amortization periods range from five to 21 years for the U.S. pension and postretirement plans and six to 31 years for the non-U.S. plans. For our U.S. Qualified Plan and for certain of our non-U.S. plans, the amortization periods are the average life expectancy of all plan participants. This is as a result of almost all plan participants being deemed inactive.

For the year ended December 31, 2021, significant changes in the pension projected benefit obligation include an actuarial gain of $85.3 million of which approximately $95 million was attributable to the change in discount rates, partially offset by loss of approximately $6 million resulting from the updates to the assumed cash balance conversion interest rates for our U.S. plan and loss of approximately $5 million due to the change in mortality assumptions. In connection with the Bisnode acquisition, we assumed pension liability of $87.4 million and plan assets of $22.0 million.

For the year ended December 31, 2020, significant changes in the pension projected benefit obligation include an actuarial loss of $168.9 million of which approximately $173 million loss was attributable to the change in discount rates, partially offset by gain of approximately $12 million resulting from the updates to the assumed cash balance conversion interest rates for our U.S. plan and gain of approximately $11 million due to the change in mortality assumptions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

Underfunded or Unfunded Accumulated Benefit Obligations

At December 31, 2021 and December 31, 2020, our underfunded or unfunded accumulated benefit obligation and the related projected benefit obligation were as follows:

	2021	2020
Accumulated benefit obligation	$1,494.7	$1,864.2
Fair value of plan assets	1,328.1	1,588.4
Unfunded accumulated benefit obligation	$166.6	$275.8
Projected benefit obligation	$1,500.8	$1,872.5

The underfunded or unfunded accumulated benefit obligations at December 31, 2021 consisted of $105.4 million and $61.2 million related to our U.S. Qualified Plan and non-U.S. defined benefit plans, respectively.

The underfunded or unfunded accumulated benefit obligations at December 31, 2020 consisted of $268.7 million and $7.1 million related to our U.S. Qualified Plan and non-U.S. defined benefit plans, respectively.

The increase of $54.1 million for the underfunded or unfunded accumulated benefit obligations related to our non-U.S. defined benefit plans at December 31, 2021 was primarily due to the addition of the Bisnode pension plans.

Net Periodic Pension Cost

The following table sets forth the components of the net periodic cost (income) associated with our pension plans and our postretirement benefit obligations:

	Pension plans				Postretirement benefit obligations
	Successor			Predecessor	Successor			Predecessor
	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019
Components of net periodic cost (income):
Service cost	$5.2	$1.8	$1.5	$0.3	$—	$—	$—	$—
Interest cost	27.4	42.2	47.2	6.8	—	—	0.1	—
Expected return on plan assets	(83.0)	(88.0)	(83.8)	(10.6)	—	—	—	—
Amortization of prior service cost (credit)	2.3	—	—	—	(0.4)	(0.4)	—	(0.1)
Recognized actuarial loss (gain)	—	—	—	4.0	—	—	—	(0.1)
Net periodic cost (income)	$(48.1)	$(44.0)	$(35.1)	$0.5	$(0.4)	$(0.4)	$0.1	$(0.2)

We also incurred settlement charges of $0.6 million and $85.8 million for the year ended December 31, 2020 (Successor) and for the period from January 1, 2019 to February 7, 2019 (Predecessor), respectively. Settlement charges for the period from January 1, 2019 to February 7, 2019 (Predecessor) was due to the settlement of a portion of our U.S. Non-Qualified plans triggered by the shareholder approval of the Take-Private Transaction.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

The following table sets forth other changes in plan assets and benefit obligations recognized in Other Comprehensive Income (Loss):

	Pension plans				Postretirement benefit obligations
	Successor			Predecessor	Successor			Predecessor
	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss)
Actuarial (loss) gain arising during the year, before tax benefit (expense) of $(38.3), $32.2 and $8.1 for the year ended December 31, 2021, the year ended December 31, 2020 and period from February 8 to December 31, 2019, respectively (1)	$145.1	$(127.3)	$(34.6)	$—	$0.1	$(0.4)	$0.2	$—
Prior service credit (cost) arising during the year, before tax benefit (expense) of $(0.1), $0.1 and $(0.8) for the year ended December 31, 2021, the year ended December 31, 2020 and period from February 8 to December 31, 2019, respectively (1)	$0.3	$(0.5)	$—	$—	$—	$(0.1)	$3.1	$—
Less:
Amortization of actuarial (loss) gain, before tax benefit (expense) of $0.6 and $(22.2) for the year ended December 31, 2021 and period from January 1 to February 7, 2019 respectively (2)	$(2.3)	$—	$—	$(87.7)	$—	$—	$—	$0.1
Amortization of prior service (cost) credit, before tax benefit (expense) of less than $(0.1) and $(0.1) for the years ended December 31, 2021 and 2020	$—	$—	$—	$—	$0.4	$0.4	$—	$0.1
(1)	In connection with the Take-Private Transaction, we have remeasured our global pension and postretirement plans on February 8, 2019 in accordance with the guidance within ASC 805 and ASC 715 to recognize as part of the transaction an asset or a liability representing the funded status of each of the plans. The unrecognized actuarial losses or gains were set to zero as of February 8, 2019 as a result of purchase accounting.
(2)	For the period from January 1 to February 7, 2019, amortization of actuarial loss included the impact of the settlement charge related to the U.S. Non-Qualified plans.

We apply the long-term expected rate of return assumption to the market-related value of assets to calculate the expected return on plan assets, which is a major component of our annual net periodic pension expense. The market-related value of assets recognizes short-term fluctuations in the fair value of assets over a period of five years, using a straight-line amortization basis. The methodology has been utilized to reduce the effect of short-term market fluctuations on the net periodic pension cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are amortized.

Assumptions

The following table sets forth the significant weighted-average assumptions we used to determine the projected benefit obligation and the periodic benefit cost:

	Pension plans				Postretirement benefit obligations
	Successor			Predecessor	Successor			Predecessor
	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019
Discount rate for determining projected benefit obligation at December 31	2.38%	1.98%	2.79%	3.57%	1.80%	1.20%	2.35%	3.64%
Discount rate in effect for determining service cost	1.89%	2.10%	3.11%	3.16%	N/A	N/A	N/A	N/A
Discount rate in effect for determining interest cost	1.47%	2.48%	3.28%	3.51%	1.20%	2.10%	3.25%	3.52%
Weighted average expected long-term return on plan assets	5.70%	6.18%	6.70%	6.56%	N/A	N/A	N/A	N/A
Rate of compensation increase for determining projected benefit obligation at December 31	2.88%	3.00%	3.00%	3.00%	N/A	N/A	N/A	N/A
Rate of compensation increase for determining net pension cost	3.04%	3.00%	3.07%	3.04%	N/A	N/A	N/A	N/A

The expected long-term rate of return assumption was 6.00%, 6.50% and 7.00% for 2021, 2020 and 2019, respectively, for the U.S. Qualified Plan, our principal pension plan. This assumption is based on the plan’s target asset allocation. The expected long-term rate of return assumption reflects long-term capital market return forecasts for the asset classes employed, assumed excess returns from active management within each asset class, the portion of plan assets that are actively managed, and periodic rebalancing back to target allocations. Current market factors such as inflation and interest rates are evaluated before the long-term capital market assumptions are determined. In addition, peer data and historical returns are reviewed to check for reasonableness. Although we review our expected long-term rate of return assumption annually, our plan performance in any one particular year does not, by itself, significantly influence our evaluation. Our assumption is generally not revised unless there is a fundamental change in one of the factors upon which it is based, such as the target asset allocation or long-term capital market return forecasts.

We use discount rates to measure the present value of pension plan obligations and postretirement health care obligations at year-end, as well as, to calculate next year’s pension income or cost. It is derived by using a yield curve approach which matches projected plan benefit payment streams with bond portfolios reflecting actual liability duration unique to the plans. The rate is adjusted at each remeasurement date, based on the factors noted above. We measure service and interest costs by applying the specific spot rates along that yield curve to the plans’ liability cash flows (“Spot Rate Approach”). We believe the approach provides a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows and their corresponding spot rates on the yield curve.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

For the mortality assumption we used PRI 2012 mortality table (“PRI-2012”) for our U.S. plans at December 31, 2021 and 2020, together with mortality improvement projection scales MP-2021 and MP-2020, respectively.

Plan Assets (U.S. Qualified Plan and non-U.S. pension plans)

The investment objective for our principal plan, the U.S. Qualified Plan, is to achieve over the investment horizon a long-term total return, which at least matches our expected long-term rate of return assumption while maintaining a prudent level of portfolio risk. We emphasize long-term growth of principal while avoiding excessive risk so as to use plan asset returns to help finance pension obligations, thus improving our plan’s funded status. We predominantly invest in assets that can be sold readily and efficiently to ensure our ability to reasonably meet expected cash flow requirements.

We define our primary risk concern to be the plan’s funded status volatility and to a lesser extent total plan return volatility. Understanding that risk is present in all types of assets and investment styles, we acknowledge that some risk is necessary to produce long-term investment results that are sufficient to meet the plan’s objectives. However, we monitor and ensure that the investment strategies we employ make reasonable efforts to maximize returns while controlling for risk parameters.

Investment risk is also controlled through diversification among multiple asset classes, managers, investment styles and periodic rebalancing toward asset allocation targets. Risk is further controlled at the investment strategy level by requiring underlying managers to follow formal written investment guidelines which enumerate eligible securities, maximum portfolio concentration limits, excess return and tracking error targets as well as other relevant portfolio constraints. Investment results and risk are measured and monitored on an ongoing basis and quarterly investment reviews are conducted.

The plan assets are primarily invested in funds offered and managed by Aon Investment USA, Inc.

Our plan assets are currently invested mainly in funds overseen by our delegated manager using manager of manager funds which are a combination of both active and passive (indexed) investment strategies. The plan’s return seeking assets include equity securities that are diversified across U.S. and non-U.S. stocks, including emerging market equities, in order to further reduce risk at the total plan level. Additional diversification in return seeking assets is achieved by using multi-asset credit, private credit, real estate and hedge fund of funds strategies.

A portion of the plan assets are invested in a liability hedging portfolio to reduce funded status volatility and reduce overall risk for the plan. The portfolio uses manager of manager funds that are diversified principally among securities issued or guaranteed by the U.S. government or its agencies, mortgage-backed securities, including collateralized mortgage obligations, corporate debt obligations and dollar-denominated obligations issued in the U.S. by non-U.S. banks and corporations.

We have formally identified the primary objective for each asset class within our plan. U.S. equities are held for their long-term capital appreciation and dividend income, which is expected to exceed the rate of inflation. Non-U.S. equities are held for their long-term capital appreciation, as well as diversification relative to U.S. equities and other asset classes. Multi-asset credit, private credit, real estate and hedge fund of funds further diversifies the return-seeking assets with reduced correlation due to different return expectations and flows. These diversifying asset classes also provide a hedge against unexpected inflation. Liability hedging assets are held to reduce overall plan volatility and as a source of current income. Additionally, they are designed to provide a hedge relative to the interest rate sensitivity of the plan’s liabilities. Cash is held only to meet liquidity requirements.

Investment Valuation

Our pension plan assets are measured at fair value in accordance with ASC 820, “Fair Value Measurement and Disclosures.” ASC 820 defines fair value and establishes a framework for measuring fair value under current accounting pronouncements. See Note 2 to our consolidated financial statements for further detail on fair value measurement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

A financial instrument’s level or categorization within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Aon Collective Trust Investment Funds

Aon Collective Investment Trust ("CIT") Funds are offered under the Aon CITs and their units are valued at the reported Net Asset Value ("NAV"). Some Funds are within Level 1 of the valuation hierarchy as the NAV is determined and published daily and are the basis for current transactions, while other Funds do not publish a daily NAV, therefore, are excluded from the fair value hierarchy.

•	Equity funds’ investment objectives are to achieve long-term growth of capital by investing diversified portfolio of primarily U.S. and non-U.S. equity securities and approximate as closely as practicable the total return of the S&P 500 and global stock indices.
•	Fixed income funds’ investment objectives are to seek current income and capital appreciation by investing in a diversified portfolio of domestic and foreign debt securities, government obligations and bond funds with various durations.
•	Real estate funds’ investment objective is to achieve a return by investing primarily in securities of U.S. and foreign real estate investment trusts, real estate operating companies and other companies that principally engaged in the real estate industry or derive at least 50% of their revenues or earnings owning, operating, developing and /or managing real estate.

Aon Alternative Investment Funds

These investments are valued at the reported NAV; however, these investments do not publish a daily NAV, therefore, are excluded from the fair value hierarchy.

The Aon Private Credit Opportunities Fund is established as a fund-of-funds for investors seeking exposure to a diversified portfolio of private credit investments by allocating to a select pool of United States and European-based private credit funds.

The Aon Liquid Alternatives Fund LTD Class A seeks to generate consistent long-term capital appreciation, it is also concerned with preservation of capital. The Fund diversifies its holdings among a number of Managers that collectively implement a range of alternative investment strategies.

The Aon Opportunistic Alternatives SP Shareholder Summary Class A’s investment objective is to generate attractive returns over a full market cycle by investing in a range of alternative investment opportunities with sources of return that have a low correlation to the broader financial markets, while also seeking to preserve capital under the direction of the Investment Manager.

The Aon Opportunistic Credit Portfolio SP is a segregated portfolio of Aon Alternatives Fund SPC, a Cayman Islands exempted company registered as a segregated portfolio company. The Portfolio’s investment objective is to seek to generate attractive returns by investing in a range of credit opportunities.

Short-Term Investment Funds ("STIF")

These investments include cash, bank notes, corporate notes, government bills and various short-term debt instruments. The investment objective is to provide safety of principal and daily liquidity by investing in high quality money market

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

instruments. They are valued at the reported NAV and within Level 1 of the valuation hierarchy as the NAV is determined and published daily, and are the basis for current transactions of the units based on the published NAV.

The Venture Capital Fund

The Fund is structured as a conventional, private venture capital firm. The Fund will target investments that are in early-stage technology companies. The Fund expects to invest in seed stage development companies, principally in the software and technology-enabled businesses sector. It is classified as other investments measured at the NAV and is excluded from the fair value hierarchy.

The U.S. Qualified Plan has an additional unfunded commitment of $0.1 million and $0.3 million to the Venture Capital Fund at December 31, 2021 and 2020, respectively, and $17.2 million and $19.9 million to the Aon Private Credit Opportunities Fund and Aon Opportunistic Credit Fund at December 31, 2021 and 2020, respectively.

There were no transfers among the levels of the fair value hierarchy during the years ended December 31, 2021 and 2020.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the plan assets at fair value as of December 31, 2021:

Asset category	Quoted prices in active markets for identical assets (Level I)	Significant other observable inputs (Level II)	Significant unobservable inputs (Level III)	Total
Short-term investment funds	$16.7	$—	$—	$16.7
Aon Collective Investment Trust Funds:
Equity funds	$390.7	$—	$—	$390.7
Fixed income funds	577.3	—	—	577.3
Real estate funds	0.6	—	—	0.6
Total Aon Collective Investment Trust Funds	$968.6	$—	$—	$968.6
Total	$985.3	$—	$—	$985.3
Other Investments Measured at Net Asset Value
Aon Collective Investment Trust Funds				$159.1
Aon Alternative Investment Funds:
Fixed income funds				$155.1
Venture Capital Fund				5.3
Other Non-U.S. commingled equity and fixed income				391.6
Total other investments measured at net asset value				$552.0
Total investments at fair value				$1,696.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

The following table sets forth by level, within the fair value hierarchy, the plan assets at fair value as of December 31, 2020:

Asset category	Quoted prices in active markets for identical assets (Level I)	Significant other observable inputs (Level II)	Significant unobservable inputs (Level III)	Total
Short-term investment funds	$21.2	$—	$—	$21.2
Aon Collective Investment Trust Funds:
Equity funds	$448.5	$—	$—	$448.5
Fixed income funds	475.3	—	—	475.3
Real estate funds	6.8	—	—	6.8
Total Aon Collective Investment Trust Funds	$930.6	$—	$—	$930.6
Total	$951.8	$—	$—	$951.8
Other Investments Measured at Net Asset Value
Aon Collective Investment Trust Funds				$147.5
Aon Alternative Investment Funds:
Fixed income funds				$137.3
Venture Capital Fund				4.7
Other Non-U.S. commingled equity and fixed income				379.1
Total other investments measured at net asset value				$521.1
Total investments at fair value				$1,620.4

Allocations

We employ a total return investment approach in which a mix of equity, debt and alternative (e.g., real estate) investments is used to achieve a competitive long-term rate of return on plan assets at a prudent level of risk. Our weighted average plan target asset allocation is 49% return-seeking assets (range of 40% to 60%) and 51% liability-hedging assets (range of 40% to 60%).

The following table sets forth the weighted average asset allocations and target asset allocations by asset category, as of the measurement dates of the plans:

	Asset allocations		Target asset allocations
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Return-seeking assets	52%	58%	49%	56%
Liability-hedging assets	48%	42%	51%	44%
Total	100%	100%	100%	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

Contributions and Benefit Payments

We expect to contribute $4.0 million to our non-U.S. pension plans and $0.2 million to our postretirement benefit plan in 2022. We did not make contributions in 2021 and do not expect to make any required contributions to the U.S. Qualified Plan in 2022 for the 2021 plan year based on the minimum funding requirements as defined in the Pension Protection Act of 2006 as amended. Final funding requirements for 2021 will be determined based on our January 2022 funding actuarial valuation.

The following table summarizes expected benefit payments from our pension plans and postretirement plans through 2031. Actual benefit payments may differ from expected benefit payments. These amounts are net of expected plan participant contributions:

	Pension plans	Postretirement benefit plans
2022	$96.0	$0.2
2023	$98.0	$0.2
2024	$99.7	$0.2
2025	$100.7	$0.1
2026	$101.7	$0.1
2027 - 2031	$514.2	$0.4

Health Care Benefits

The following table presents healthcare trend assumptions used to determine the year end benefit obligation:

	2021	2020
Medical (1)	N/A	5.3%
Prescription drug (1)	N/A	8.5%

(1)The rates are assumed to decrease to 5.0% in 2026 and remain at that level thereafter.

401(k) Plan

We have a 401(k) Plan covering substantially all U.S. employees that provides for employee salary deferral contribution and employer contributions. Employees may contribute up to 50% of their pay on a pre-tax basis subject to IRS limitations. In addition, employees with age 50 or older are allowed to contribute additional pre-tax “catch-up” contributions. In addition, the Company matches up to 50% of seven percent (7%) of a team member’s eligible compensation, subject to certain 401(k) Plan limitations.

We had expense associated with our 401(k) Plan of $11.1 million, $10.6 million, $9.4 million and $1.2 million for the year ended December 31, 2021 (Successor), the year ended December 31, 2020 (Successor), the period from January 1, 2019 to December 31, 2019 (Successor) and the period from January 1, 2019 to February 7, 2019 (Predecessor), respectively.

Note 11 -- Stock Based Compensation

The following table sets forth the components of our stock-based compensation and expected tax benefit for the years ended 2021, 2020 and 2019 related to the plans in effect during the respective year:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

	Successor			Predecessor
	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019 (1)	Period from January 1 to February 7, 2019 (1)
Stock-based compensation expense:
Restricted stock and restricted stock units	$18.7	$3.1	$—	$11.7
Stock options	3.0	23.0	—	—
Incentive units	11.6	19.0	11.7	—
Total compensation expense	$33.3	$45.1	$11.7	$11.7

Expected tax benefit:
Restricted stock and restricted stock units	$3.4	$0.5	$—	$—
Stock options	0.2	5.9	—	—
Total compensation expense	$3.6	$6.4	$—	$—

(1)	In connection with the Take-Private Transaction on February 8, 2019, all outstanding stock options and restricted stock units, whether vested or unvested, were cancelled and converted into the right to receive $145 in cash per share, less any applicable exercise price. As a result, an expense of $10.4 million was included in the Predecessor’s net earnings for the period from January 1, 2019 to February 7, 2019 in connection with the acceleration of the vesting of the outstanding grants. In addition, we recorded $56.3 million related to incentive units granted to certain investors for the Successor period from January 1 to December 31, 2019. See further discussion below.

2020 Omnibus Incentive Plan

In connection with the IPO completed on July 6, 2020, we adopted the Dun & Bradstreet 2020 Omnibus Incentive Plan (the “Plan”). Under the Plan, we are authorized to issue up to 40,000,000 shares of the Company’s common stock in the form of stock-based awards, such as, but not limited to, restricted stock, restricted stock units ("RSUs") and stock options. As of December 31, 2021, a total of 30,645,817 shares of our common stock were available for future grants under the Plan.

The following table summarizes the restricted stock, restricted stock units and stock options granted during the years ended December 31, 2021 and 2020:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

Date	Number of shares granted	Grant date fair value per share	Vesting period (in years)	Vesting criteria
Restricted Stock & RSU's: (1)
August 12, 2020	75,378	$25.87	1.0	Service
August 12, 2020	220,335	$25.87	2.6	Service
August 12, 2020	205,546	$25.87	1.7	Service
November 6, 2020	184,672	$26.13	3.0	Service
November 9, 2020	9,568	$25.88	3.0	Service
December 1, 2020	7,400	$27.03	3.0	Service

February 11, 2021	65,790	$22.80	2.4	Service
March 10, 2021	67,021	$22.01	1.0	Service
March 10, 2021 (2)	2,203,390	$22.01	3.0	Service & Performance
March 31, 2021	13,440	$23.81	3.0	Service
June 30, 2021	329,904	$21.37	3.0	Service
August 4, 2021	6,607	$18.92	1.0	Service
September 30, 2021 (2)	224,886	$16.81	3.0	Service & Performance
September 30, 2021	116,004	$16.81	3.0	Service
December 31, 2021	26,843	$20.49	2.9	Service

Stock Options:
June 30, 2020 (3)	4,160,000	$4.80	0.0	N/A
June 30, 2020 (4)	3,840,000	$5.19	3.0	Service
(1)	Employee awards generally vest ratably over three years and director awards vest 100% after one year.
(2)	These awards are also subject to an annual performance target. Vesting of these awards are dependent on the satisfaction of the annual performance target.
(3)	Awards were granted in connection with the IPO and fully vested at time of grant. See Note 19, "Related Parties" for further discussion.
(4)	Awards vest ratably over three years in annual installments, commencing on the first anniversary of the grant date.

The following tables summarize the restricted stock, restricted stock units and stock options activity for the years ended December 31, 2021 and 2020:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

	Restricted stock & restricted stock units
	Number of shares	Weighted-average grant date fair value	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Balances, January 1, 2020	—	$—
Granted (1)	702,899	$25.95
Forfeited	—	$—
Vested	—	$—
Balances, December 31, 2020	702,899	$25.95	1.3	$17.5
Granted	3,053,885	$21.37
Forfeited	(681,615)	$23.03
Vested	(317,330)	$25.77
Balances, December 31, 2021	2,757,839	$21.61	1.2	$56.5
(1)	Included the conversion of 205,546 phantom units into restricted stock units

	Stock options
	Number of options	Weighted-average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Balances, January 1, 2020	—	$—
Granted	8,000,000	$22.00
Forfeited	(350,000)	$22.00
Vested	—	$—
Balances, December 31, 2020	7,650,000	$22.00	6.5	$22.2
Granted	—	$0.00
Forfeited	(1,270,000)	$22.00
Vested	—	$—
Balances, December 31, 2021	6,380,000	$22.00	5.5	$—

Expected to vest as of December 31, 2021	1,480,004	$22.00	5.5	$—
Exercisable as of December 31, 2021	4,899,996	$22.00	5.5	$—

As of December 31, 2021, total unrecognized compensation cost related to non-vested restricted stock and RSUs were $43.8 million, which are expected to be recognized over a weighted average period of 2.2 years. As of December 31, 2021, total unrecognized compensation cost related to stock options was $5.7 million, which was expected to be recognized over a weighted average period of 1.5 years.

We accounted for stock-based compensation based on grant date fair value. For restricted stock, grant date fair value was based on the closing price of our stock on the date of grant. For stock options, we estimated the grant date fair value using the Black-Scholes valuation model. The assumptions for the Black-Scholes valuation model related to stock options granted during the year ended December 31, 2020 are set forth in the following table:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

Weighted average assumptions
Expected stock price volatility	28%
Expected dividend yield	0.0%
Expected life of option (in years)	3.98
Risk-free interest rate	0.23%
Black Scholes value	$4.99
Exercise price	$22.00

Expected stock price volatility was derived from the historical volatility of companies in our peer group. The risk-free interest rate assumption corresponds to the time to liquidity assumption and is based on the U.S. Treasury yield curve in effect at the time.

Employee Stock Purchase Plan ("ESPP")

Effective December 2020, we adopted the Dun & Bradstreet Holdings, Inc. ESPP that allows eligible employees to voluntarily make after-tax contributions ranging from 3% to 15% of eligible earnings. The Company contributes varying matching amounts to employees, as specified in the plan document, after a one year holding period. During the holding period, ESPP purchased shares are not eligible for sale or broker transfer. We recorded the associated expense of approximately $4 million for the year ended December 31, 2021.

Incentive Units Program

Subsequent to the closing of the Take-Private Transaction, Star Parent, L.P.’s long-term incentive plans were authorized to issue up to 19,629.25 Class C incentive units ("profits interest") or phantom units to eligible key employees, directors and consultants of The Dun & Bradstreet Corporation. At December 31, 2019, 18,443.42 incentive units and 249.10 phantom units were issued and outstanding. These units vest ratably over a three-year period and once vested they are not subject to expiration. The terms of these units provided the opportunity for the grantees to participate in the future value of Dun & Bradstreet in excess of its grant date fair value, but only to the extent that the required payments to the other classes of units had been met. We account for these units in accordance with ASC 718, "Compensation—Stock Compensation" and ASU No. 2018-07. Compensation expense is recognized ratably over the three-year vesting period.

In addition, the Company issued 6,817.74 Class B units and 15,867.81 Class C units to certain investors, which vested immediately. We recognized an expense of $56.3 million related to these incentive units during the period from January 1, 2019 to December 31, 2019.

The following table sets forth the profits interest units granted subsequent to the Take-Private Transaction during the 2019 Successor period:

Units granted during quarter ended	Number of units granted	Weighted average exercise price	Weighted average fair value of underlying share	Weighted average fair value per unit
March 31, 2019	32,987.01	$10,329.70	$10,000.00	$2,449.59
June 30, 2019	1,726.51	$10,329.70	$10,000.00	$2,366.59
September 30, 2019	74.73	$10,329.70	$10,000.00	$2,198.20
December 31, 2019	198.05	$10,329.70	$10,000.00	$2,140.61
Total	34,986.30			$2,443.21

The fair value of the underlying shares was determined contemporaneously with the grants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

We determined that the incentive units are equity-classified awards and the compensation expense for these units was calculated by estimating the fair value of each unit at the date of grant. The fair value of each incentive unit was calculated on the date of grant using the Black-Scholes option valuation model. The Company’s stock was not publicly traded when these units were granted. We did not have a history of market prices for the common stock. Thus, estimating grant date fair value required us to make assumptions including stock price, expected time to liquidity, expected volatility and discount for lack of marketability, etc. The weighted average assumptions used to estimate fair value for grants made under the Successor equity-based award program are summarized as follows:

	Class B units	Class C units
Expected stock price volatility	43.9%	43.9%
Risk-free interest rate	2.43%	2.40%
Time to liquidity (in years)	3.5	3.4
Expected dividend yield	—	—
Fair value of units	$3,480	$3,332
Discount for lack of marketability	27%	28%
Adjusted fair value of units	$2,540	$2,443

We had determined that the phantom units were liability-classified awards and the initial compensation expense was calculated based on the same grant date fair value applied to the incentive units. We reassessed the fair value of the phantom units and adjusted expense accordingly. The amount associated with these phantom grants was immaterial at December 31, 2019.

In connection with the IPO in July 2020, we converted the 18,245.79 outstanding profits interests of Star Parent, L.P. into 15,055,564 common units of Star Parent, L.P. In addition, we also converted the 15,867.81 vested profits interests held by certain investors into 13,093,367 shares of common stock of Dun & Bradstreet Holdings, Inc. The common units retain the original time-based vesting schedule and are subject to the same forfeiture terms. The fair value of the common units was not greater than the fair value of the Star Parent, L.P. profits interests immediately prior to the conversion; therefore, no additional compensation expense was recognized. We accelerated the vesting of 1,342,909 common units, held by one of our directors, incurring an acceleration charge of $3.4 million during the year ended December 31, 2020. During 2021 Star Parent L.P. was liquidated. As part of the liquidation, each vested common unit was exchanged for a share of common stock of the Company and distributed to the grantees and each unvested common unit was exchanged for a restricted share of common stock. These restricted shares retain the original time-based vesting schedule and are subject to the same forfeiture terms. The following table summarizes the activities for common units and restricted shares for the years ended December 31, 2021 and 2020.

	Number of common units/restricted shares	Weighted-average grant date fair value	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Outstanding, June 30, 2020	15,055,564	$2.95	1.7	$331.2
Distribution	—	$0.00
Forfeited	(260,357)	$2.90
Outstanding, December 31, 2020	14,795,207	$2.95	1.5	$368.4
Distribution	(10,635,652)	$2.95
Forfeited	(332,986)	$2.89
Outstanding, December 31, 2021	3,826,569	$2.95	0.24	$78.4

Expected to vest, December 31, 2021	3,826,569	$2.95	0.24	$78.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

As of December 31, 2021, total unrecognized compensation cost related to non-vested restricted shares was $2.4 million, which is expected to be recognized over a weighted average period of 0.24 year.

Predecessor Programs

Under our Predecessor’s stock incentive plans certain employees and non-employee directors received stock-based awards, such as, but not limited to, restricted stock units, restricted stock and stock options.

Restricted Stock Units

Our Predecessor’s restricted stock unit programs included both performance-based awards and service-based awards. The performance-based awards had either a market condition or a performance condition. All awards generally contained a service-based condition. The compensation expense for our performance-based awards was recognized on a graded-vesting basis over the requisite service period. The expense for the performance-based awards with market conditions was recognized regardless of whether the market condition was satisfied, provided that the requisite service had been met. The expense for the performance-based awards with performance conditions was initially recognized assuming that the target level of performance would be achieved. Each reporting period we assessed the probability of achieving the performance targets and if necessary adjusted the compensation expense based on this assessment. Final compensation expense recognized would ultimately depend on the actual number of shares earned against the performance condition as well as fulfillment of the requisite service condition. The expense for the awards earned based solely on the fulfillment of the service-based condition was recognized on a straight-line basis over the requisite service periods.

We calculated the grant date fair value using a Monte Carlo simulation model for awards with a market condition, Monte Carlo simulation model requires assumptions including expected stock price volatility, expected dividend yield, expected term and risk-free interest rate. Generally expected stock price volatility was based on historical volatility or a blend of historical volatility and, when available, implied volatility. The expected dividend yield assumption was determined by dividing our most recent quarterly dividend payment by the average of the stock price from the three months preceding the grant date. The result was then annualized and compounded. Expected term was based on the period from the date of grant through the end of the performance evaluation period. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant.

In connection with the Take-Private Transaction on February 8, 2019, all outstanding unvested performance-based restricted stock units, were cancelled and converted into the right to receive $145 in cash per share, Total unrecognized compensation expense related to nonvested performance-based restricted stock units at February 7, 2019 was $5.7 million. This expense was accelerated and recognized at the time of the Take-Private Transaction.

Service-based Restricted Stock Units

Prior to 2019, the Company issued grants of restricted stock units to certain employees. These grants generally vested over a three to five-year period on a graded vesting basis. In addition, our non-employee directors received grants of restricted stock units as part of their annual equity retainer. These grants normally vested about one year from date of grant.

For the service-based restricted stock units, the fair value was calculated by using the average of the high and low prices of our common stock on the date of grant.

In connection with the Take-Private Transaction on February 7, 2019, total unrecognized compensation expense related to nonvested service-based restricted stock units was $4.7 million. This expense was accelerated and recognized at the time of the Take-Private Transaction.

Note 12 -- Earnings (Loss) Per Share

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

Basic earnings (loss) per share is computed by dividing net income (loss) for the period by the weighted-average number of common shares outstanding during the period.

In periods when we report net income, diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period plus the dilutive effect of our outstanding stock incentive awards. For periods when we report a net loss, diluted earnings per share is equal to basic earnings per share, as the impact of our outstanding stock incentive awards is considered to be antidilutive.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Successor			Predecessor
	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc. (Successor) / The Dun & Bradstreet Corporation (Predecessor)	$(71.7)	$(180.6)	$(674.1)	$(75.6)

Weighted average number of shares outstanding-basic	428.7	367.1	314.5	37.2
Weighted average number of shares outstanding-diluted	428.7	367.1	314.5	37.2

Earnings (loss) per share of common stock:
Basic	$(0.17)	$(0.49)	$(2.14)	$(2.04)
Diluted	$(0.17)	$(0.49)	$(2.14)	$(2.04)

The weighted average number of shares outstanding used in the computation of diluted earnings per share excludes the effect of potentially issuable common shares totaling 1,092,148 shares and 179,870 shares for the years ended December 31, 2021 and 2020, respectively, and 1,548 shares for the period from January 1 to February 7, 2019 (Predecessor). These potentially issuable common shares were not included in the calculation of diluted earnings per share because their effect would be anti-dilutive.

Below is a reconciliation of our common stock issued and outstanding:

Common shares issued and outstanding as of December 31, 2019	314,494,968

Shares issued in connection with IPO and private placement	108,506,312
Issuance of restricted stock awards	416,851
Shares forfeited	—
Common shares issued as of December 31, 2020	423,418,131
Less: treasury shares	465,903
Common shares outstanding as of December 31, 2020	422,952,228

Common shares issued as of December 31, 2020	423,418,131
Shares issued	9,177,810
Shares forfeited	(524,942)
Common shares issued as of December 31, 2021	432,070,999
Less: treasury shares	873,217
Common shares outstanding as of December 31, 2021	431,197,782

Note 13 -- Financial Instruments

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

We employ established policies and procedures to manage our exposure to changes in interest rates and foreign currencies. We use foreign exchange forward and option contracts to hedge certain short-term foreign currency denominated loans and third-party and intercompany transactions. We may also use foreign exchange forward contracts to hedge our net investments in our foreign subsidiaries. In addition, we may use interest rate derivatives to hedge a portion of the interest rate exposure on our outstanding debt or in anticipation of a future debt issuance, as discussed under “Interest Rate Risk Management” below.

We do not use derivative financial instruments for trading or speculative purposes. If a hedging instrument is not designated as a hedge or ceases to qualify as a hedge in accordance with hedge accounting guidelines, any subsequent gains and losses are recognized currently in income. Collateral is generally not required for these types of instruments.

By their nature, all such instruments involve risk, including the credit risk of non-performance by counterparties. However, at December 31, 2021 and 2020, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments. We control our exposure to credit risk through monitoring procedures and by selection of reputable counterparties.

Our trade receivables do not represent a significant concentration of credit risk at December 31, 2021 and 2020, because we sell to a large number of clients in different geographical locations and industries.

Interest Rate Risk Management

Our objective in managing our exposure to interest rates is to limit the impact of interest rate changes on our earnings, cash flows and financial position, and to lower our overall borrowing costs. To achieve these objectives, we maintain a practice that floating-rate debt be managed within a minimum and maximum range of our total debt exposure. To manage our exposure and limit volatility, we may use fixed-rate debt, floating-rate debt and/or interest rate swaps. We recognize all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheet.

We use interest rate swaps to manage the impact of interest rate changes on our earnings. Under the swap agreements, we make monthly payments based on the fixed interest rate and receive monthly payments based on the floating rate. The objective of the swaps is to mitigate the variation of future cash flows from changes in the floating interest rates on our existing debt. The swaps are designated and accounted for as cash flow hedges. Changes in the fair value of the hedging instruments are recorded in other comprehensive income (loss) and reclassified to earnings in the same line item associated with the hedged item when the hedged item impacts earnings.

The notional amount of the interest rate swap designated as a cash flow hedging instrument was $1 billion and $129 million at December 31, 2021 and 2020, respectively.

On March 30, 2021, the Company entered into three-year interest rate swaps with an aggregate notional amount of $1 billion, effective March 29, 2021 through March 27, 2024. For these swaps, the Company pays a fixed rate of 0.467% and receives the one-month LIBOR rate. The interest rate swaps, with an aggregate notional amount of $129 million, under the April 20, 2018 agreement expired on April 27, 2021.

Foreign Exchange Risk Management

Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our international operations. From time to time, we follow a practice of hedging certain balance sheet positions denominated in currencies other than the functional currency applicable to each of our various subsidiaries. In addition, we are subject to foreign exchange risk associated with our international earnings and net investments in our foreign subsidiaries. We may use short-term, foreign exchange forward and, from time to time, option contracts to execute our hedging strategies. Typically, these contracts have maturities of 12 months or less. These contracts are denominated primarily in the British pound sterling, the Euro, the Swedish Krona, and the Norwegian

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

Krone. The gains and losses on the forward contracts associated with our balance sheet positions are recorded in “Other income (expense) – net” in the consolidated statements of operations and comprehensive income (loss) and are essentially offset by the losses and gains on the underlying foreign currency transactions. Our foreign exchange forward contracts are not designated as hedging instruments under authoritative guidance.

To decrease earnings volatility, we currently hedge substantially all our intercompany balance positions denominated in a currency other than the functional currency applicable to each of our various subsidiaries with short-term, foreign exchange forward contracts. In the prior year, certain balance sheet positions were not being hedged in order to reduce the volatility of cash flows required to settle these forward contracts. However, starting in the third quarter of 2020, we resumed our practice of hedging substantially all our intercompany balance positions. The underlying transactions and the corresponding foreign exchange forward contracts are marked to market at the end of each quarter and the fair value impacts are reflected within “Non-operating income (expense) – net” in the consolidated financial statements. In addition, in connection with the acquisition of Bisnode, we entered into a zero-cost foreign currency collar in October 2020, with a notional amount of SEK 4.8 billion to reduce our foreign currency exposure. Unrealized gain associated with the instrument was $23.5 million at December 31, 2020. We settled the collar on January 8, 2021 with a total realized gain of $21.0 million upon the close of the Bisnode transaction, resulting in a loss of $2.5 million for the year ended December 31, 2021.

As of December 31, 2021 and December 31, 2020, the notional amounts of our foreign exchange contracts were $448.5 million and $212.9 million, respectively. Realized gains and losses associated with these contracts were $11.4 million and $10.1 million, respectively, for the year ended December 31, 2021; $17.4 million and $9.7 million, respectively, for the year ended December 31, 2020; and $18.2 million and $27.6 million, respectively, for the period from January 1 to December 31, 2019. Unrealized gains and losses associated with these contracts were $1.9 million and $0.7 million, respectively, at December 31, 2021; $2.0 million and $0.9 million, respectively, at December 31, 2020; and $0.3 million and $0.5 million, respectively, at December 31, 2019.

Fair Values of Derivative Instruments in the Consolidated Balance Sheets

	Asset derivatives				Liability derivatives
	December 31, 2021		December 31, 2020		December 31, 2021		December 31, 2020
	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as hedging instruments
Interest rate contracts	Other current assets	$10.1	Other current assets	$—	Other accrued & current liabilities	$—	Other accrued & current liabilities	$1.0
Total derivatives designated as hedging instruments		$10.1		$—		$—		$1.0
Derivatives not designated as hedging instruments
Foreign exchange collar	Other current assets	$—	Other current assets	$23.5		$—		$—
Foreign exchange forward contracts	Other current assets	1.9	Other current assets	2.0	Other accrued & current liabilities	0.7	Other accrued & current liabilities	0.9
Total derivatives not designated as hedging instruments		$1.9		$25.5		$0.7		$0.9
Total derivatives		$12.0		$25.5		$0.7		$1.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

The Effect of Derivative Instruments on the Consolidated Statement of Operations and Comprehensive Income (Loss)

	Amount of pre-tax gain or (loss) recognized in OCI on derivative
	Successor			Predecessor
Derivatives in cash flow hedging relationships	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019
Interest contracts	$11.1	$0.9	$(1.6)	$—

	Amount of gain or (loss) reclassified from accumulated OCI into income
	Successor			Predecessor
Location of gain or (loss) reclassified from accumulated OCI into income	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019
Interest expense	$(3.4)	$(2.8)	$(0.7)	$—

	Amount of gain or (loss) recognized in income on derivative
	Successor			Predecessor
Location of gain or (loss) recognized in income on derivative	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019
Interest expense	$(3.4)	$(2.8)	$(0.7)	$—

Amounts expected to be reclassified into earnings, net over the next 12 months is less than $0.1 million.

Derivatives not designated as hedging instruments	Location of gain or (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives

		Successor			Predecessor
		Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019
Make-whole derivative liability	Non-operating income (expenses) – net	$—	$(32.8)	$(172.4)	$—
Foreign exchange collar	Non-operating income (expenses) – net	$(2.5)	$23.5	$—	$—
Foreign exchange forward contracts	Non-operating income (expenses) – net	$1.4	$9.0	$(12.0)	$1.8

Fair Value of Financial Instruments

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

Our financial assets and liabilities that are reflected in the consolidated financial statements include derivative financial instruments, cash and cash equivalents, accounts receivable, other receivables, accounts payable, short-term borrowings and long-term borrowings.

The following table summarizes fair value measurements by level at December 31, 2021 for assets and liabilities measured at fair value on a recurring basis:

	Quoted prices in active markets for identical assets (Level I)	Significant other observable inputs (Level II)	Significant unobservable inputs (Level III)	Balance at December 31, 2021
Assets:
Cash equivalents (1)	$1.7	$—	$—	$1.7
Other current assets:
Foreign exchange forwards (2)	$—	$1.9	$—	$1.9
Swap arrangements (4)	$—	$10.1	$—	$10.1
Liabilities:
Other accrued and current liabilities:
Foreign exchange forwards (2)	$—	$0.7	$—	$0.7

The following table summarizes fair value measurements by level at December 31, 2020 for assets and liabilities measured at fair value on a recurring basis:

	Quoted prices in active markets for identical assets (Level I)	Significant other observable inputs (Level II)	Significant unobservable inputs (Level III)	Balance at December 31, 2020
Assets:
Cash equivalents (1)	$212.3	$—	$—	$212.3
Other current assets:
Foreign exchange forwards (2)	$—	$2.0	$—	$2.0
Foreign exchange collar (3)	$—	$23.5	$—	$23.5
Other accrued and current liabilities:
Foreign exchange forwards (2)	$—	$0.9	$—	$0.9
Swap arrangements (4)	$—	$1.0	$—	$1.0

(1)	The carrying value of cash equivalents represents fair value as they consist of highly liquid investments with an initial term from the date of purchase by the Company to maturity of three months or less.
(2)	Primarily represents foreign currency forward contracts. Fair value is determined based on observable market data and considers a factor for nonperformance in the valuation.
(3)	Represents foreign currency collar entered in October 2020 in connection with the acquisition of Bisnode, which was settled on January 8, 2021 with a total gain of $21.0 million. Fair value is determined based on observable market data.
(4)	Represents interest rate swap agreements. Fair value is determined based on observable market data.

There were no transfers between Levels I and II or transfers in or transfers out of Level III in the fair value hierarchy for the year ended December 31, 2021 and the year ended December 31, 2020.

At December 31, 2021 and December 31, 2020, the fair value of cash and cash equivalents, accounts receivable, other receivables and accounts payable approximated carrying value are due to the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on valuation models using discounted cash flow methodologies with market data inputs from globally recognized data providers and third-party quotes from major financial institutions (categorized as Level II in the fair value hierarchy), are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

	Balance at
	December 31, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt (1)	$866.4	$924.5	$847.2	$1,056.1
Revolving facility	$160.0	$162.7	$—	$—
Term loan facility (2)	$2,718.4	$2,840.7	$2,433.9	$2,476.2
(1)	Includes the 5.000% Senior Unsecured Notes and the 6.875% Senior Secured Notes at December 31, 2021 and the 6.875% Senior Secured Notes and the 10.250% Unsecured Notes at December 31, 2020.
(2)	Includes short-term and long-term portions of the Term Loan Facility.

Items Measured at Fair Value on a Nonrecurring Basis

In addition to assets and liabilities that are recorded at fair value on a recurring basis, we record assets and liabilities at fair value on a nonrecurring basis as required by GAAP. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges and for acquisition accounting in accordance with the guidance in ASC 805 "Business Combinations."

Note 14 -- Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in the accumulated balances for each component of accumulated other comprehensive income (loss) (“AOCI”):

	Foreign currency translation adjustments	Defined benefit pension plans	Derivative financial instruments	Total
Balance, January 1, 2020	$0.9	$(24.0)	$(1.1)	$(24.2)
Other comprehensive income (loss) before reclassifications	25.3	(96.0)	(1.4)	(72.1)
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	—	(0.3)	2.1	1.8
Balance, December 31, 2020	$26.2	$(120.3)	$(0.4)	$(94.5)
Other comprehensive income (loss) before reclassifications	(78.8)	107.0	4.9	33.1
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	—	1.4	2.9	4.3
Balance, December 31, 2021	$(52.6)	$(11.9)	$7.4	$(57.1)

The following table summarizes the reclassifications out of AOCI:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

		Amount reclassified from accumulated other comprehensive income (loss)
		Successor			Predecessor
Details about accumulated other comprehensive income (loss) components	Affected line item in the statement where net income (loss) is presented	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019
Defined benefit pension plans:
Amortization of prior service costs	Other income (expense)- net	$(0.4)	$(0.4)	$—	$(0.1)
Amortization of actuarial gain/loss	Other income (expense)- net	2.3	—	—	3.9
Derivative financial instruments:
Interest contracts	Interest expense	3.9	2.8	0.7	—
Total before tax		5.8	2.4	0.7	3.8
Tax benefit (expense)		(1.5)	(0.6)	(0.2)	(1.0)
Total reclassifications for the period, net of tax		$4.3	$1.8	$0.5	$2.8

Note 15 -- Take-Private Transaction

On August 8, 2018, Dun & Bradstreet entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Merger Sub. On February 8, 2019, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Dun & Bradstreet with Dun & Bradstreet continuing as the surviving corporation. Investors of Merger Sub believe that Dun & Bradstreet’s strong market position and financial performance can be further reinforced by executing additional growth initiatives and implementing cost saving initiatives.

The Take-Private Transaction was funded through $3,076.8 million of cash from the issuance of common and preferred shares, as well as $4,043.0 million borrowings from notes issuance and Credit Facilities (see Note 6 for further discussion). The net proceeds were used to (i) finance the consummation of the Take-Private Transaction, (ii) repay in full all outstanding indebtedness under Dun & Bradstreet’s then-existing credit facilities, (iii) fund the redemption of all Dun & Bradstreet’s then-existing senior notes and (iv) pay related fees, costs, premiums and expenses in connection with these transactions.

Upon the close of the Take-Private Transaction, each share of common stock of Dun & Bradstreet, formerly publicly-traded under the symbol of “DNB”, was cancelled and converted into the right to receive $145.00 in cash, without interest and subject to any applicable withholding taxes. In addition, each then-outstanding stock option and restricted stock units of Dun & Bradstreet, whether vested or unvested, was cancelled and converted into the right to receive $145.00 in cash, less applicable exercise price, without interest.

On February 8, 2019, as required by the related change in control provision in the following agreements, the Company repaid in full the outstanding borrowings under the then-existing Revolving Five-Year Credit Agreement and the Term Loan Credit Agreement, both dated as of June 19, 2018. In addition, on February 8, 2019, notices of full redemption with respect to the Company’s (i) then-existing 4.00% Senior Notes due 2020, in an aggregate principal amount of $300 million, and (ii) then-existing 4.37% Senior Notes due 2022 (together the “Existing Notes”), in an aggregate principal amount of $300 million, were delivered to the respective holders thereof, notifying those holders of the redemption of the entire outstanding aggregate principal amount of each series of Existing Notes on March 10, 2019.

The merger was accounted for in accordance with ASC 805, and the Company was determined to be the accounting acquiror.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

The Take-Private Transaction was valued at $6,068.7 million of which $5,431.2 million was paid to acquire Dun & Bradstreet’s common stock, including stock options and restricted stock units, based on $145.00 per share and $637.5 million was paid to extinguish the then-existing debt on and following the Take-Private Transaction closing date. Assets and liabilities were recorded at the estimated fair value at the Take-Private Transaction closing date.

Transaction costs incurred by the Predecessor of $52.0 million were included in selling and administrative expenses of Predecessor’s results of operations for the period from January 1, 2019 to February 7, 2019. Transaction costs of $147.4 million incurred by Merger Sub were included in selling and administrative expenses of Successor’s results of operations for the period from January 1, 2019 to March 31, 2019. Successor’s accumulated deficit as of December 31, 2018 includes approximately $13 million related to Merger Sub’s transaction costs incurred in 2018.

The table below reflects the purchase price related to the acquisition and the resulting purchase allocation:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

	Weighted average amortization period (years)	Initial purchase price allocation	Measurement period adjustments	Final Purchase price allocation at December 31, 2019
Cash		$117.7	$—	$117.7
Accounts receivable		267.8	(1.7)	266.1
Other current assets		46.8	(0.4)	46.4
Total current assets		432.3	(2.1)	430.2
Intangible assets:
Customer relationships	16.9	2,589.0	(200.5)	2,388.5
Partnership agreements	14.3	—	230.3	230.3
Computer software	7.8	376.0	—	376.0
Database	17	1,769.0	(47.0)	1,722.0
Trademark	Indefinite	1,200.8	75.0	1,275.8
Goodwill		2,797.6	(10.0)	2,787.6
Property, plant & equipment		30.3	—	30.3
Right of use asset		103.9	7.4	111.3
Other		34.4	(0.1)	34.3
Total assets acquired		$9,333.3	$53.0	$9,386.3

Accounts payable		$74.2	$—	$74.2
Deferred revenue		398.4	(0.6)	397.8
Accrued liabilities		240.1	(2.3)	237.8
Short-term pension and other accrued benefits		106.0	—	106.0
Other current liabilities		41.1	4.7	45.8
Total current liabilities		859.8	1.8	861.6
Long-term pension and postretirement obligations		213.6	7.4	221.0
Deferred tax liability		1,388.3	(7.7)	1,380.6
Long-term debt		625.1	—	625.1
Other liabilities		161.0	8.0	169.0
Total liabilities assumed		3,247.8	9.5	3,257.3
Non-controlling interest		16.8	43.5	60.3
Less: debt repayment		637.5	—	637.5
Amounts paid to equity holders		$5,431.2	$—	$5,431.2

The fair value of the customer relationships and partnership agreements intangible assets were determined by applying the income approach through a discounted cash flow analysis, specifically a multi-period excess earnings method. The valuation was based on the present value of the net earnings attributable to the measured assets.

The computer software intangible asset represents our data supply and service platform to deliver customer services and solutions. The fair value of this intangible asset was determined by the cost replacement approach.

Trademark intangible asset represents our Dun & Bradstreet brand. Database represents our global proprietary market leading database. We applied the income approach to value trademark and database intangible assets, specifically, a relief from royalty method. The valuation was based on the present value of the net earnings attributable to the measured asset.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

The fair value of the deferred revenue was determined based on estimated direct costs to fulfill the related obligations, plus a reasonable profit margin based on selected peer companies’ margins as a benchmark.

The fair values of the acquired assets and liabilities were subject to change within the one-year measurement period. We obtained information to determine the fair values of the net assets acquired at the acquisition date during the measurement period. Since the initial valuation reflected in our financial results as of March 31, 2019, we allocated goodwill and intangible assets between our North America and International segments, as well as among reporting units based on their respective projected cash flows. In addition, we recorded adjustments to the deferred tax liability reflecting the allocation of intangible assets between segments. The above measurement period adjustments to the preliminary valuation of assets and liabilities resulted in a net reduction of goodwill of $10.0 million during 2019. We completed the purchase accounting process as of December 31, 2019.

The value of the goodwill is primarily related to the expected cost savings and growth opportunity associated with product development. The intangible assets, with useful lives from 8 to 17 years, are being amortized over a weighted-average useful life of 16.5 years. The customer relationship and database intangible assets are amortized using an accelerating method. Computer software and partnership agreements intangible assets are amortized using a straight-line method. The amortization methods reflect the timing of the benefits derived from each of the intangible assets.

The goodwill acquired was not deductible for tax purposes.

Unaudited Pro Forma Financial Information

The following pro forma statement of operations data presents the combined results of the Company and its acquisition of Dun & Bradstreet, assuming the acquisition completed on February 8, 2019 had occurred on January 1, 2018.

	2019	2018
Reported revenue (Successor)	$1,413.9	$—
Dun & Bradstreet pre-acquisition revenue	178.7	1,716.4
Deferred revenue fair value adjustment	134.3	(152.2)
Pro forma revenue	$1,726.9	$1,564.2

Reported net income (loss) attributable to Dun & Bradstreet Holdings, Inc.(Successor)	$(674.0)	$—
Dun & Bradstreet pre-acquisition net income (loss)	(75.6)	288.1
Pro forma adjustments - net of income tax (1):
Deferred revenue fair value adjustment	104.4	(118.3)
Incremental amortization of intangibles	(15.5)	(350.7)
Amortization of deferred commissions	(2.0)	16.9
Transaction costs	154.9	(114.5)
Pension expense adjustment	69.5	38.9
Equity-based compensation adjustment	8.1	—
Preferred dividend adjustment	(21.8)	(128.7)
Incremental interest expense and facility cost adjustment	(21.9)	(215.4)
Pro forma net income (loss) attributable to Dun & Bradstreet Holdings, Inc. (Successor)	$(473.9)	$(583.7)
(1)	The blended statutory tax rate of 22.3% was assumed for 2019 and 2018 for the purpose of pro forma presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

Note 16 -- Acquisitions

2021 Acquisitions

Eyeota Holdings Pte Ltd ("Eyeota")

On November 5, 2021, we acquired 100% of the outstanding ownership interests in Eyeota, a global online and offline data onboarding and transformation company, for a purchase price of $172.3 million in cash, subject to net working capital adjustment. The acquisition was funded by borrowing from our revolving facility.

The acquisition was accounted for in accordance with ASC 805, as a purchase transaction, and accordingly, the assets and liabilities of the entity were recorded at their estimated fair values at the date of the acquisition. We have included the financial results of Eyeota in our consolidated financial statements since the acquisition date. Transaction costs of $3.0 million were included in selling and administrative expenses for the year ended December 31, 2021. We allocated goodwill and intangible assets to our North America segment.

The table below reflects the aggregate purchase price related to the acquisition and the resulting purchase allocation:

	Amortization life (years)	Initial purchase price allocation
Cash		$7.1
Accounts receivable		9.3
Other		0.5
Total current assets		16.9
Intangible assets:
Customer relationships	14	20.0
Technology	5	14.0
Trademark	2	1.0
Goodwill	Indefinite	138.3
Total assets acquired		$190.2
Deferred tax liability		5.9
Other liabilities		12.0
Total liabilities assumed		17.9
Total purchase price		$172.3

The fair value of the customer relationships intangible asset was determined by applying the income approach through a discounted cash flow analysis, specifically a multi-period excess earnings method. The valuation was based on the present value of the net earnings attributable to the measured assets.

The technology intangible asset represents Eyeota's data supply and service platform to deliver customer services and solutions. We applied the income approach to value technology intangible assets, specifically, a relief from royalty method. The valuation was based on the present value of the net earnings attributable to the measured assets.

The intangible assets, with useful lives from two years to 14 years, are being amortized over a weighted-average useful life of 10.1 years. Intangible assets are amortized using a straight-line method. The amortization methods reflect the timing of the benefits derived from each of the intangible assets.

The value of the goodwill is primarily related to the expected growth opportunity in the target marketing business from the combined business. We do not expect goodwill to be deductible for tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

Although we believe that the information gathered to date provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed, the initial purchase price allocations for Eyeota are preliminary and are subject to revision as permitted by ASC 805. The primary areas of the purchase price allocation that are not yet finalized are related to certain liabilities, contingencies and deferred taxes. We will adjust the associated fair values if facts and circumstances arise that necessitate change. We expect to complete the purchase accounting process as soon as practicable but no later than one year from the acquisition date.

NetWise Data, LLC ("NetWise")

On November 15, 2021, we acquired 100% of the outstanding ownership interests in NetWise, a provider of business to business and business to consumer identity graph and audience targeting data, for a purchase price of $69.8 million of which $62.9 million was paid upon the close of the transaction and the remaining $6.9 million will be paid no later than 19 months after the transaction closing date, subject to net working capital adjustment. The transaction was funded by cash on hand.

The acquisition was accounted for in accordance with ASC 805, as a purchase transaction, and accordingly, the assets and liabilities of the entity were recorded at their estimated fair values at the date of the acquisition. We have included the financial results of NetWise in our consolidated financial statements since the acquisition date. Transaction costs of $0.4 million were included in selling and administrative expenses for the year ended December 31, 2021. We allocated goodwill and intangible assets to our North America segment.

The table below reflects the aggregate purchase price related to the acquisition and the resulting purchase allocation:

	Amortization life (years)	Initial purchase price allocation at December 31, 2021
Cash		$2.6
Accounts receivable		2.6
Other		0.4
Total current assets		5.6
Intangible assets:
Customer relationships	15	19.8
Technology	5	1.3
Trademark	2	0.2
Database	3	2.2
Goodwill	Indefinite	41.9
Total assets acquired		$71.0
Total liabilities assumed		1.2
Total purchase price		$69.8

The fair value of the customer relationships intangible asset was determined by applying the income approach through a discounted cash flow analysis, specifically a multi-period excess earnings method. The valuation was based on the present value of the net earnings attributable to the measured assets.

The database intangible asset represents business and consumer data collected and managed by NetWise. The technology intangible asset represents NetWise's data supply and service platform to deliver customer services and solutions. We applied the income approach to value database and technology intangible assets, specifically, a relief from royalty method. The valuation was based on the present value of the net earnings attributable to the measured assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

The intangible assets, with useful lives from two years to 15 years, are being amortized over a weighted-average useful life of 13.2 years. Intangible assets are amortized using a straight-line method. The amortization methods reflect the timing of the benefits derived from each of the intangible assets.

The value of the goodwill is primarily related to the expected growth opportunity to expand our products and services offerings in marketing business from the combined business. The goodwill recognized is deductible for tax purposes.

Although we believe that the information gathered to date provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed, the initial purchase price allocations for NetWise are preliminary and are subject to revision as permitted by ASC 805. The primary areas of the purchase price allocation that are not yet finalized are related to certain liabilities and contingencies. We will adjust the associated fair values if facts and circumstances arise that necessitate change. We expect to complete the purchase accounting process as soon as practicable but no later than one year from the acquisition date.

Bisnode Business Information Group AB ("Bisnode")

On January 8, 2021, we acquired 100% ownership of Bisnode, a leading European data and analytics firm and long-standing member of the Dun & Bradstreet WWN alliances, for a total purchase price of $805.8 million. The transaction closed with a combination of cash of $646.9 million and 6,237,087 newly issued shares of common stock of the Company in a private placement valued at $158.9 million based on the stock closing price on January 8, 2021. Upon the close of the transaction, we settled a zero-cost foreign currency collar and received $21.0 million, which reduced our net cash payment for the acquisition. The transaction was partially funded by the proceeds from the $300 million borrowing from the Incremental Term Loan. See Note 6 for further discussion.

The acquisition was accounted for in accordance with ASC 805, as a purchase transaction, and accordingly, the assets and liabilities of the entity were recorded at their estimated fair values at the date of the acquisition. We have included the financial results of Bisnode in our consolidated financial statements since the acquisition date. Transaction costs of $0.4 million and $4.6 million were included in selling and administrative expenses for the years ended December 31, 2021 and 2020, respectively. As a result of the acquisition, we wrote off pre-existing contract assets and liabilities of $2.9 million and $0.8 million to selling and administrative expenses and revenue, respectively, for the year ended December 31, 2021. The acquisition effectively settled these pre-existing relationships. We allocated goodwill and intangible assets to our International segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

The table below summarizes the fair value of the assets acquired and liabilities assumed as of the acquisition date:

	Weighted average amortization period (years)	Initial purchase price allocation at March 31, 2021	Measurement period adjustment	Final purchase price allocation at December 31, 2021
Cash		$29.9	$—	$29.9
Accounts receivable		61.0	—	61.0
Other current assets		13.1	—	13.1
Total current assets		104.0	—	104.0
Property, plant & equipment		3.5	—	3.5
Intangible assets:
Reacquired right	15	271.0	(1.0)	270.0
Database	12	116.0	(5.0)	111.0
Customer relationships	10	106.0	2.0	108.0
Technology	14	65.0	(1.0)	64.0
Goodwill	Indefinite	488.4	7.0	495.4
Right of use asset		26.7	0.7	27.4
Other		5.2	(2.3)	2.9
Total assets acquired		$1,185.8	$0.4	$1,186.2

Accounts payable		$17.5	$—	$17.5
Deferred revenue (1)		80.6	—	80.6
Accrued payroll		20.7	—	20.7
Accrued income tax and other tax liabilities		17.1	—	17.1
Short-term lease liability		8.4	0.2	8.6
Other current liabilities		23.7	—	23.7
Total current liabilities		168.0	0.2	168.2
Long-term pension and postretirement obligations		65.4	—	65.4
Deferred tax liability		127.6	0.2	127.8
Long-term lease liability		18.2	—	18.2
Other liabilities		0.8	—	0.8
Total liabilities assumed		$380.0	$0.4	$380.4
Total consideration		$805.8	$—	$805.8
(1)	In the fourth quarter of 2021, we early adopted ASU No. 2021-08, "Business Combinations (Topic 805) Accounting for Contract Assets and Contract Liabilities from Contracts with Customers," retrospectively to all business combinations during 2021. As a result, acquired deferred revenue balances were measured based on the guidance of ASC 606.

The fair value of the reacquired right intangible asset primarily related to rights that were previously granted to Bisnode under the WWN agreement, including rights to sell certain products under the D&B brand name and the right to access D&B database and technology platform. The fair value of reacquired right intangible asset was determined by applying the income approach; specifically, utilizing a multi-period excess earnings method. In addition, as a result of the Bisnode acquisition, we reclassified the net book value of previously recognized WWN relationships intangible asset related to the Bisnode relationship of $64.7 million to reacquired right, which is amortized over 15 years, together with the above-mentioned newly recognized reacquired right.

The fair value of the customer relationships intangible asset was determined by applying the income approach through a discounted cash flow analysis, specifically a multi-period excess earnings method. The valuation was based on the present value of the net earnings attributable to the measured assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

The database intangible asset represents business and consumer data collected and managed by Bisnode. The technology intangible asset represents Bisnode's data supply and service platform to deliver customer services and solutions. We applied the income approach to value database and technology intangible assets, specifically, a relief from royalty method. The valuation was based on the present value of the net earnings attributable to the measured assets.

The fair values of the acquired assets and liabilities were subject to change within the one-year measurement period. We obtained information to determine the fair values of the net assets acquired at the acquisition date during the measurement period. Since the initial valuation reflected in our financial results as of March 31, 2021, we have adjusted fair value for certain intangible assets based on updated information. An asset and liability was recognized for favorable and unfavorable lease terms, respectively, during the measurement period. In addition, we recorded adjustments to the deferred tax liability reflecting the changes of intangible asset fair value. The above measurement period adjustments to the preliminary valuation of assets and liabilities resulted in a net increase of goodwill of $7.0 million during 2021. We have completed the purchase accounting process as of December 31, 2021.

The value of the goodwill is primarily related to the expected cost synergies and growth opportunity from the combined business. We do not expect goodwill to be deductible for tax purposes.

The intangible assets, with useful lives from 6 to 15 years, are being amortized over a weighted-average useful life of 13.6 years. The customer relationship, technology and database intangible assets are primarily amortized using an accelerating method. Reacquired right is amortized using a straight-line method. The amortization methods reflect the timing of the benefits derived from each of the intangible assets.

See Note 17 for the future amortization as of December 31, 2021 associated with intangible assets recognized as a result of acquisitions.

Unaudited Pro Forma Financial Information

The following pro forma statements of operations data presents the combined results of the Company and the acquired businesses during 2021, assuming that all acquisitions had occurred on January 1, 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

	Year ended December 31, 2021	Year ended December 31, 2020
Reported revenue	$2,165.6	$1,738.7
Pro forma adjustments:
Pre-acquisition revenue:
Bisnode	4.6	400.0
Eyeota	31.5	31.5
NetWise	8.4	6.8
Adjustments to Bisnode's pre-acquisition revenue related to revenue received from Dun & Bradstreet Holdings, Inc.	—	(21.0)
Adjustments to Dun & Bradstreet revenue related to revenue received from Bisnode	—	(43.0)
Total pro forma revenue	$2,210.1	$2,113.0

Reported net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$(71.7)	$(180.6)
Pro forma adjustments - net of tax effect:
Pre-acquisition net income:
Bisnode	0.8	57.2
Eyeota	(0.3)	(0.3)
NetWise	(1.2)	1.2
Intangible amortization - net of tax benefits	(1.1)	(56.8)
Write off related to pre-existing relationship - net of tax benefits	2.3	(2.3)
Transaction costs - net of tax benefits	3.0	3.5
Pro forma net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$(68.2)	$(178.1)

2020 Acquisitions

On January 7, 2020 we acquired a 100% equity interest in Orb Intelligence (“Orb”) for a purchase price of $11.6 million. Orb Intelligence offers a high quality, global database of information, with a focus on building a digital view of businesses' presence.

On March 11, 2020, we acquired substantially all of the assets of coAction.com for a purchase price of $9.6 million, of which $4.8 million was paid upon the close of the transaction and the remaining $4.8 million was paid on September 11, 2020. coAction.com is a leader in revenue cycle management in the Order-to-Cash process, serving mid to large size companies across multiple industries.

The acquisitions were accounted for in accordance with ASC 805, as purchase transactions, and accordingly, the assets and liabilities of both entities were recorded at their estimated fair values at the respective dates of the acquisitions. Transaction costs of $0.2 million were included in selling and administrative expenses in the consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2020. We have included the financial results of Orb and coAction.com in our consolidated financial statements since their respective acquisition dates, and the results from each of these companies were not individually or in the aggregate material to our consolidated financial statements for the year ended December 31, 2020. We allocated goodwill and intangible assets to our North America segment and completed the purchase accounting process as of December 31, 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

The table below reflects the aggregate purchase price related to the acquisitions and the resulting purchase allocation:

	Amortization life (years)	Initial purchase price allocation at March 31, 2020	Measurement period adjustments	Final purchase price allocation at December 31, 2020
Cash		$0.5	$—	$0.5
Accounts receivable		0.3	—	0.3
Other		0.2	0.1	0.3
Total current assets		1.0	0.1	1.1
Intangible assets:
Customer relationships	7	2.4	—	2.4
Technology	11	6.8	—	6.8
Goodwill	Indefinite	10.7	0.2	10.9
Deferred tax asset		0.4	—	0.4
Total assets acquired		$21.3	$0.3	$21.6
Total liabilities assumed		0.2	0.2	0.4
Total purchase price		$21.1	$0.1	$21.2

The fair value of the customer relationships intangible assets was determined by applying the income approach through a discounted cash flow analysis, specifically a multi-period excess earnings method. The valuation was based on the present value of the net earnings attributable to the measured assets.

The fair value of the technology intangible assets was determined by applying the income approach; specifically, a relief from royalty method.

The value of the goodwill is primarily related to the acquired businesses’ capability associated with product development which provides opportunity to expand our products and services offerings as well as cost synergy generated from the combined business. The intangible assets are amortized using a straight-line method. The amortization method reflects the timing of the benefits derived from each of the intangible assets.

The goodwill acquired was partially deductible for tax purposes.

2019 Acquisition

On July 1, 2019, the Company acquired a 100% ownership interest in Lattice Engines, Inc. ("Lattice"). Lattice is an artificial intelligence powered customer data platform, enabling business-to-business organizations to scale their account-based marketing and sales programs across every channel. The results of Lattice have been included in our consolidated financial statements since the date of acquisition. We had finalized the purchase allocation as of March 31, 2020 and there were no changes compared to the amounts recorded as of December 31, 2019. In connection with the acquisition of Lattice, the Company received capital funding of $100 million from Parent’s partners.

The acquisition was accounted for in accordance with ASC 805. The acquisition was valued at $127 million. Transaction costs of $0.6 million were included in selling and administrative expenses in the consolidated statement of operations and comprehensive income (loss) for the period from January 1, 2019 to December 31, 2019. The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair values at the date of the acquisition.

The table below reflects the purchase price related to the acquisition and the resulting purchase allocation:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

	Amortization life (years)	Initial purchase price allocation at September 30, 2019	Measurement period adjustments	Final purchase price allocation at March 31, 2020
Cash		$0.1	$—	$0.1
Accounts receivable		1.9	—	1.9
Other		0.7	—	0.7
Total current assets		2.7	—	2.7
Intangible assets:
Customer relationships	11	25.1	(10.6)	14.5
Technology	14	48.0	(0.6)	47.4
Goodwill		43.0	12.2	55.2
Deferred tax asset		18.4	(0.9)	17.5
Other assets		0.7	(0.2)	0.5
Total assets acquired		$137.9	$(0.1)	$137.8
Deferred revenue		$6.5	$—	$6.5
Other liabilities		4.4	(0.1)	4.3
Total liabilities assumed		10.9	(0.1)	10.8
Total purchase price		$127.0	$—	$127.0

The fair value of the client relationships intangible assets was determined by applying the income approach through a discounted cash flow analysis, specifically a multi-period excess earnings method. The valuation was based on the present value of the net earnings attributable to the measured asset.

The technology intangible asset represents Lattice’s premier client data platform to deliver client services and solutions. The fair value of this intangible asset was determined by applying the income approach; specifically, a relief from royalty method.

The fair value of the deferred revenue was determined based on estimated direct costs to fulfill the related obligations, plus a reasonable profit margin based on selected peer companies’ margins as a benchmark.

The value of the goodwill is primarily related to Lattice’s capability associated with product development which provides potential growth opportunity in the Sales & Marketing space as well as cost synergy generated from the combined business. The intangible assets are amortized using a straight-line method. The amortization method reflects the timing of the benefits derived from each of the intangible assets.

The goodwill acquired was not deductible for tax purposes.

Unaudited Pro Forma Financial Information

The following pro forma statements of operations data presents the combined results of the Company and Lattice, assuming that the acquisition had occurred on January 1, 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

	Successor	Predecessor
	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Year ended December 31, 2018
Reported revenue	$1,439.0	$178.7	$1,716.4
Lattice revenue - pre-acquisition revenue	11.1	2.9	25.1
Add: deferred revenue adjustment	2.4	—	(4.8)
Total pro forma revenue	$1,452.5	$181.6	$1,736.7
Reported net income (loss) attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor)	$(674.1)	$(75.6)	$288.1
Pro forma adjustments - net of tax effect
Pre-acquisition net loss	(19.7)	(1.0)	(13.1)
Intangible amortization - net of tax benefits	(1.4)	(0.4)	(3.6)
Deferred revenue adjustment - net of tax benefits	1.8	—	(3.6)
Transaction costs - net of tax benefits	0.4	—	(0.4)
Pro forma net income (loss) attributable to Dun & Bradstreet Holdings, Inc. (Successor) / The Dun & Bradstreet Corporation (Predecessor)	$(693.0)	$(77.0)	$267.4

Note 17 -- Supplemental Financial Data

Other Non-Current Assets

	December 31, 2021	December 31, 2020
Right of use assets (1)	$71.9	$64.8
Prepaid pension assets (2)	36.6	4.3
Investments	27.2	27.3
Other non-current assets (3)	36.9	16.2
Total	$172.6	$112.6
(1)	See Note 7 to the consolidated financial statements for further detail.
(2)	Change from prior year reflected higher over-funded status for certain pension plans primarily due to higher discount rates in 2021.
(3)	Higher other non-current assets were due to higher business activities including acquisitions closed in 2021.

Other Accrued and Current Liabilities:

	December 31, 2021	December 31, 2020
Accrued operating costs (1)	$110.4	$75.7
Accrued interest expense	12.6	29.0
Short-term lease liability (2)	26.0	23.4
Accrued income tax	16.4	3.9
Other accrued liabilities (3)	32.9	23.0
Total	$198.3	$155.0
(1)	Higher accrual was primarily due to higher business activity resulting from acquisitions that closed in 2021 and a higher legal reserve related to a regulatory matter. See Note 8 for detail discussion.
(2)	See Note 7 to the consolidated financial statements for further detail.
(3)	Higher accrual was primarily due to higher business activity resulting from acquisitions that closed in 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

Other Non-Current Liabilities:

	December 31, 2021	December 31, 2020
Deferred revenue - long term	$13.7	$14.6
U.S. tax liability associated with the 2017 Act	44.6	49.8
Long-term lease liability (1)	59.4	62.5
Liabilities for unrecognized tax benefits	19.2	18.9
Other	7.8	8.6
Total	$144.7	$154.4
(1)	See Note 7 to the consolidated financial statements for further detail.

Property, Plant and Equipment - Net:

	December 31, 2021	December 31, 2020
Land	$7.7	$—

Building and building improvement	$61.8	$—
Less: accumulated depreciation	0.7	—
Net building and building improvement	$61.1	$—

Furniture and equipment	$38.2	$24.4
Less: accumulated depreciation	19.5	9.5
Net furniture and equipment	$18.7	$14.9

Leasehold improvements	$16.6	$15.6
Less: accumulated depreciation	7.3	4.8
Net leasehold improvements	$9.3	$10.8

Property, plant and equipment - net	$96.8	$25.7

Property, plant and equipment depreciation and amortization expense for the year ended December 31, 2021 (Successor), the year ended December 31, 2020 (Successor), the period from January 1, 2019 to December 31, 2019 (Successor) and the period from January 1, 2019 to February 7, 2019 (Predecessor) was $11.9 million, $9.5 million, $8.4 million and $1.1 million, respectively. We also recorded impairment charges of $0.2 million and $4.4 million included in selling and administrative expenses in the consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2021 (Successor) and the year ended December 31, 2020 (Successor), respectively, primarily related to leasehold improvements for offices we ceased to occupy.

On June 30, 2021, we completed the purchase of an office building in Jacksonville, Florida for our new global headquarters office, with a purchase price of $76.6 million, paid with cash on hand, inclusive of transaction costs of $0.1 million. The transaction was accounted for as an asset acquisition. Total costs of the acquisition were allocated to tangible assets (e.g., land and building) and in-place lease intangible asset based on their relative fair values. The fair values of the land and building are measured as if the building was vacant. The approaches used to value the building components include the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

cost, sales comparison, and income capitalization approaches. The table below summarizes the allocation of the total purchase price.

	Weighted average amortization period (years)	Purchase price allocation
Land	Indefinite	$7.7
Building	53	57.3
Site improvements	14	2.0
Tenant improvements	9	2.5
In place lease intangibles (1)	9	7.1
Total		$76.6
(1)	Related to the acquired lease arrangement, reflecting value associated with avoiding the costs of originating an acquired lease.

Computer Software and Goodwill:

	Computer software	Goodwill
Successor:
December 31, 2019	$382.2	$2,841.7
Acquisition (4)	—	10.9
Additions at cost (1)	114.5	—
Amortization	(71.4)	—
Write-off	(1.0)	—
Other (2)	12.7	5.3
December 31, 2020	$437.0	$2,857.9
Acquisition (3)	79.3	675.6
Additions at cost (1) (7)	173.9	—
Amortization	(113.3)	—
Write-off	(4.3)	—
Other (2)	(15.2)	(40.2)
December 31, 2021	$557.4	$3,493.3

The computer software amortization expense was $50.6 million for the period from January 1, 2019 to December 31, 2019 (Successor) and $6.8 million for the period from January 1, 2019 to February 7, 2019 (Predecessor).

Other Intangibles:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

	Customer relationships	Reacquired rights	Database	Other indefinite-lived intangibles	Other intangibles	Total
December 31, 2019	$2,162.7	$—	$1,550.6	$1,275.8	$265.4	$5,254.5
Acquisitions (4)	2.4	—	—		6.8	9.2
Additions at cost	—	—	0.1	—	0.7	0.8
Amortization	(255.2)	—	(181.3)	—	(20.4)	(456.9)
Other (2)	3.0	—	—	—	4.2	7.2
December 31, 2020 (5)	$1,912.9	$—	$1,369.4	$1,275.8	$256.7	$4,814.8
Acquisitions (3)	147.8	270.0	113.2	—	1.4	532.4
Additions at cost (6)	—	—	—	4.2	7.6	11.8
Amortization	(259.0)	(26.6)	(188.6)	—	(16.5)	(490.7)
WWN Relationship transfer (8)	—	64.7	—	—	(64.7)	—
Other (2)	(8.4)	(23.4)	(8.9)	—	(3.1)	(43.8)
December 31, 2021 (5)	$1,793.3	$284.7	$1,285.1	$1,280.0	$181.4	$4,824.5
(1)	Primarily related to software-related enhancements on products.
(2)	Primarily due to the impact of foreign currency fluctuations.
(3)	Related to the acquisitions of Bisnode, Eyeota and NetWise.
(4)	Related to the acquisition of Orb Intelligence and coAction.com.
(5)	Customer Relationships—Net of accumulated amortization of $755.1 million and $497.0 million as of December 31, 2021 and as of December 31, 2020, respectively.

Database—Net of accumulated amortization of $540.4 million and $352.7 million as of December 31, 2021 and as of December 31, 2020, respectively.

Other Intangibles —Net of accumulated amortization of $44.2 million and $37.8 million as of December 31, 2021 and as of December 31, 2020, respectively.

(6)	Primarily related to the in-place lease intangibles of $7.1 million recognized associated with the building purchase for our new global headquarters office and an acquired indefinite-lived intangible asset of $4.2 million.
(7)	Including $7.9 million non-cash investment of which $0.9 million, $2.5 million and $4.5 million were reflected in "Other accrued and short-term liability", "Other non-current liability" and "Deferred income tax", respectively, as of December 31, 2021.
(8)	Reclassification of the net book value of previously recognized WWN relationships intangible asset related to the Bisnode relationship to reacquired rights as a result of the Bisnode acquisition.

The other intangibles amortization expense for the period from January 1, 2019 to December 31, 2019 (Successor) was $428.1 million and $3.2 million for the period from January 1, 2019 to February 8, 2019 (Predecessor).

The table below sets forth the future amortization as of December 31, 2021 associated with computer software and other intangibles:

	2022	2023	2024	2025	2026	Thereafter	Total
Reacquired rights	$22.3	$22.3	$22.3	$22.3	$22.3	$173.2	$284.7
Computer software	135.5	133.1	109.9	78.4	39.8	60.8	557.5
Customer relationship	243.8	225.8	207.6	189.5	171.5	755.1	1,793.3
Database	177.0	163.6	150.0	136.0	122.5	536.0	1,285.1
Other Intangibles	16.9	16.8	16.3	16.3	16.2	98.9	181.4
Total	$595.5	$561.6	$506.1	$442.5	$372.3	$1,624.0	$4,102.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

Allowance for Credit Risks:

Predecessor:
December 31, 2018	$14.1
Additions charged to costs and expenses	0.7
Write-offs	(0.6)
Recoveries	0.2
Other	0.2
February 7, 2019	$14.6

Successor:
January 1, 2019	$—
Additions charged to costs and expenses	5.4
Write-offs	(0.4)
Recoveries	2.5
Other	0.1
December 31, 2019	$7.6
Additions charged to costs and expenses	8.1
Write-offs	(5.8)
Recoveries	1.8
Other	(0.3)
December 31, 2020	$11.4
Additions charged to costs and expenses	12.3
Write-offs	(8.3)
Recoveries	1.4
Other	(0.3)
December 31, 2021	$16.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

Deferred Tax Asset Valuation Allowance:

Predecessor:
December 31, 2018	$34.4
Additions charged (credited) to costs and expenses	—
Additions charged (credited) due to foreign currency fluctuations	—
Additions charged (credited) to other accounts	—
February 7, 2019	$34.4

Successor:
January 1, 2019	$—
Acquisition	60.8
Additions charged (credited) to costs and expenses	(27.2)
Additions charged (credited) due to foreign currency fluctuations	0.2
January 1, 2020	$33.8
Additions charged (credited) to costs and expenses	0.5
Additions charged (credited) due to foreign currency fluctuations	2.3
Additions charged (credited) to other accounts	—
December 31, 2020	$36.6
Additions charged (credited) to costs and expenses	4.2
Additions charged (credited) due to foreign currency fluctuations	(1.6)
Additions charged (credited) to other accounts	0.2
December 31, 2021	$39.4

Other Income (Expense) — Net

Other income (expense) - net was as follows:

	Successor			Predecessor
	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019
Non-operating pension income (expense) (1)	$53.7	$46.2	$36.5	$(85.7)
Change in fair value of make-whole derivative liability (2)	—	(32.8)	(172.4)	—
Debt redemption premium (3)	(29.5)	(50.1)	—	—
Miscellaneous other income (expense) – net (4)	(9.3)	25.1	(17.6)	(0.3)
Other income (expense) – net	$14.9	$(11.6)	$(153.5)	$(86.0)
(1)	Higher non-operating pension income for the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily driven by lower interest cost.

Higher non-operating pension income for the year ended December 31, 2020 compared to the period from January 1, 2019 to December 31, 2019 was primarily driven by lower interest cost and higher expected asset return. Higher non-operating pension expense for the period from January 1, 2019 to February 7, 2019 was due to a non-recurring pension settlement charge of $85.8 million related to the then-existing U.S. Non-Qualified plans.

(2)	Related to the make-whole provision associated with the Series A Preferred Stock. See Note 1 to the consolidated financial statements.
(3)	See Note 6 to the consolidated financial statements.
(4)	The change in Miscellaneous Other Income - net for the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily driven by a gain recorded in the prior year associated with the change in fair value related to the foreign

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

currency collar we entered into in connection with the Bisnode acquisition and higher foreign currency exchange gains in the prior year related to the revaluation of our intercompany loans.

The increase in Miscellaneous Other Expense - net for the year ended December 31, 2020 compared to each of the prior periods was primarily driven by the change in fair value related to the foreign currency collar we entered into in connection with the Bisnode acquisition and higher foreign currency exchange gains in 2020 related to the revaluation of our intercompany loans.

Note 18 -- Segment Information

Our segment disclosure is intended to provide the users of our consolidated financial statements with a view of the business that is consistent with management of the Company.

We manage our business and report our financial results through the following two segments:

•	North America offers Finance & Risk and Sales & Marketing data, analytics and business insights in the United States and Canada; and
•	International offers Finance & Risk and Sales & Marketing data, analytics and business insights directly in the U.K., Europe, Greater China and India and indirectly through our WWN alliances.

On January 8, 2021, we acquired 100% ownership of Bisnode and in November 2021, we acquired 100% ownership of Eyeota and NetWise (together "Eyeota/NetWise"). See Note 16 for further discussion. Financial results of Bisnode and Eyeota/NetWise have been included in our International segment and North America segment, respectively, since the respective acquisition dates,

We use EBITDA as the primary profitability measure for making decisions regarding ongoing operations. We define adjusted EBITDA as net income (loss) attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor) excluding the following items: (i) depreciation and amortization; (ii) interest expense and income; (iii) income tax benefit or provision; (iv) other non-operating expenses or income; (v) equity in net income of affiliates; (vi) net income attributable to non-controlling interests; (vii) dividends allocated to preferred stockholders; (viii) other incremental or reduced expenses and revenue from the application of purchase accounting (e.g. commission asset amortization and acquisitions); (ix) equity-based compensation; (x) restructuring charges; (xi) merger and acquisition-related operating costs; (xii) transition costs primarily consisting of non-recurring expenses associated with transformational and integration activities, as well as incentive expenses associated with our synergy program; (xiii) legal reserve and costs associated with significant legal and regulatory matters; and (xiv) asset impairment. Our client solution sets are Finance & Risk and Sales & Marketing. Inter-segment sales are immaterial, and no single client accounted for 10% or more of our total revenue.

	Successor			Predecessor
	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019
Revenue:
North America	$1,499.4	$1,460.0	$1,317.5	$148.2
International	671.0	299.8	260.4	30.5
Corporate and other (1)	(4.8)	(21.1)	(138.9)	—
Consolidated total	$2,165.6	$1,738.7	$1,439.0	$178.7
(1)	Corporate and other includes revenue adjustment of $4.8 million recorded in accordance with GAAP to the International segment due to the timing of the completion of the Bisnode acquisition for the year ended December 31, 2021, deferred revenue purchase accounting adjustments recorded in accordance with GAAP related to the Take-Private Transaction and acquisitions of $21.1 million for the year ended December 31, 2020 and $138.9 million for the period from January 1, 2019 to December 31, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

	Successor			Predecessor
	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019
Adjusted EBITDA
North America	$715.3	$696.2	$629.9	$60.4
International	194.1	91.0	87.8	12.5
Corporate and other (1)	(62.3)	(75.8)	(212.6)	(9.3)
Consolidated total	$847.1	$711.4	$505.1	$63.6
Depreciation and amortization	(615.9)	(537.8)	(487.1)	(11.1)
Interest expense - net	(205.7)	(270.4)	(301.0)	(5.2)
Dividends allocated to preferred stockholders	—	(64.1)	(114.0)	—
Benefit (provision) for income taxes	(23.4)	112.4	118.3	27.5
Other income (expense) - net	14.9	(11.6)	(153.5)	(86.0)
Equity in net income of affiliates	2.7	2.4	4.2	0.5
Net income (loss) attributable to non-controlling interest	(5.8)	(4.9)	(6.4)	(0.8)
Other incremental or reduced expenses and revenue from the application of purchase accounting	12.9	18.8	21.2	—
Equity-based compensation	(33.3)	(45.1)	(11.7)	(11.7)
Restructuring charges	(25.1)	(37.3)	(52.3)	(0.1)
Merger and acquisition-related operating costs	(14.1)	(14.1)	(161.1)	(52.0)
Transition costs	(11.6)	(31.9)	(32.3)	(0.3)
Legal reserve associated with significant legal and regulatory matters	(12.8)	(3.9)	0.2	—
Asset impairment	(1.6)	(4.5)	(3.7)	—
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc. (Successor) / The Dun & Bradstreet Corporation (Predecessor)	$(71.7)	$(180.6)	$(674.1)	$(75.6)

(1)	Corporate and other includes revenue adjustment of $4.8 million recorded in accordance with GAAP to the International segment due to the timing of the completion of the Bisnode acquisition for the year ended December 31, 2021, deferred revenue purchase accounting adjustments recorded in accordance with GAAP related to the Take-Private Transaction and acquisitions of $21.1 million for the year ended December 31, 2020 and $138.9 million for the period from January 1, 2019 to December 31, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

	Successor			Predecessor
	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019
Depreciation and amortization:
North America	$60.2	$46.3	$36.1	$5.8
International	12.1	8.3	6.2	1.5
Total segments	72.3	54.6	42.3	7.3
Corporate and other (1)	543.6	483.2	444.8	3.8
Consolidated total	$615.9	$537.8	$487.1	$11.1
Capital expenditures:
North America (2)	$81.1	$1.9	$9.5	$0.2
International	5.1	5.8	1.9	0.1
Total segments	86.2	7.7	11.4	0.3
Corporate and other	0.1	0.1	1.0	(0.1)
Consolidated total	$86.3	$7.8	$12.4	$0.2
Additions to computer software and other intangibles:
North America (3)	$144.0	$107.4	$48.8	$4.3
International	25.8	6.4	6.5	0.8
Total segments	169.8	113.8	55.3	5.1
Corporate and other	0.9	1.4	2.1	—
Consolidated total	$170.7	$115.2	$57.4	$5.1

(1)	Depreciation and amortization for Corporate and other includes incremental amortization resulting from the Take-Private Transaction and recent acquisitions.
(2)	The increase in capital expenditures for North America was primarily due to the $76.6 million purchase of an office building for our new global headquarters office in June 2021. See Note 17 for further discussion.
(3)	In-place lease intangibles of $7.1 million for the year ended December 31, 2021 related to the building purchase for our new global headquarters office are included in capital expenditures. See Note (2) above.

Supplemental Geographic and Customer Solution Set Information:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

	December 31, 2021	December 31, 2020
Assets:
North America	$8,232.2	$8,522.9
International	1,765.0	697.4
Consolidated total	$9,997.2	$9,220.3

Goodwill:
North America	$2,928.4	$2,745.5
International	564.9	112.4
Consolidated total	$3,493.3	$2,857.9

Other intangibles:
North America	$4,186.2	$4,534.5
International	638.3	280.3
Consolidated total	$4,824.5	$4,814.8

Other long-lived assets (excluding deferred income tax):
North America	$713.4	$562.9
International	229.5	96.2
Consolidated total	$942.9	$659.1
Total long-lived assets	$9,260.7	$8,331.8

	Successor			Predecessor
Customer Solution Set Revenue	Year ended December 31, 2021	Year ended December 31, 2020	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019

North America (1):
Finance & Risk	$834.7	$811.2	$729.1	$80.4
Sales & Marketing	664.7	648.8	588.4	67.8
Total North America	$1,499.4	$1,460.0	$1,317.5	$148.2
International:
Finance & Risk	$430.3	$244.0	$210.4	$24.2
Sales & Marketing	240.7	55.8	50.0	6.3
Total International	$671.0	$299.8	$260.4	$30.5
Corporate and other:
Finance & Risk	$(2.2)	$(10.8)	$(82.9)	$—
Sales & Marketing	(2.6)	(10.3)	(56.0)	—
Total Corporate and other	$(4.8)	$(21.1)	$(138.9)	$—
Total Revenue:
Finance & Risk	$1,262.8	$1,044.4	$856.6	$104.6
Sales & Marketing	902.8	694.3	582.4	74.1
Total Revenue	$2,165.6	$1,738.7	$1,439.0	$178.7
(1)	Substantially all of the North America revenue is attributable to the United States.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

Note 19 -- Related Parties

The following sets forth certain transactions and agreements in which the Company and our affiliates, executive officers and certain directors are involved.

After the completion of the Take-Private Transaction on February 8, 2019, our parent entity was collectively controlled by entities affiliated with Bilcar, LLC ("Bilcar"), Thomas H. Lee Partners, L.P. ("THL"), Cannae Holdings, Inc. ("Cannae Holdings"), Black Knight, Inc. ("Black Knight") and CC Capital Partners LLC ("CC Capital"), collectively the "Investor Consortium." Subsequent to the close of the IPO and the concurrent private placement on July 6, 2020 (see Note 1 for further discussion), the Investor Consortium continues to be able to exercise significant voting influence over fundamental and significant corporate matters and transactions by their ability to designate five members of our board of directors.

Our Chief Executive Officer Anthony Jabbour also serves as the Chairman and Chief Executive Officer of Black Knight and a member of the board of directors of Paysafe Limited ("Paysafe"). On February 15, 2022, Black Knight announced that Mr. Jabbour would transition to Executive Chairman and no longer serve as Black Knight’s Chief Executive Officer effective as of May 16, 2022. Stephen C. Daffron, co-founder of Motive Partners, served as our President and Chief Operating Officer until May 2021. Additionally, William P. Foley II, our Chairman of the board, also serves as Chairman of Cannae Holdings and formerly served as Chairman of Black Knight. Richard N. Massey, a member of the Company’s board of directors, serves as Chief Executive Officer and as a director of Cannae Holdings. Certain of our key employees have dual responsibilities among the Investor Consortium.

In June 2021, we entered into a five-year agreement with Black Knight. Pursuant to the agreement, D&B will receive total data license fees of approximately $24 million over a five-year period. Also over the five-year period, Black Knight is engaged to provide certain products and data, as well as professional services for an aggregate fee of approximately $34 million. In addition, D&B and Black Knight will jointly market certain solutions and data. The agreement was approved by our Audit Committee. We recognized $4.5 million of revenue for the year ended December 31, 2021 and operating expenses of $1.9 million for the year ended December 31, 2021. As of December 31, 2021, we included a receivable from Black Knight of $0.2 million within "Accounts receivable" and a liability to Black Knight of $3.4 million, of which $0.9 million was within "Other accrued and current liabilities" and $2.5 million was within "Other non-current liabilities."

In September 2021, we entered into a 10-year agreement with Paysafe. Pursuant to the agreement, D&B will provide data license and risk management solution services to Paysafe. The agreement is cancellable by either party without penalty at each annual anniversary of the contract effective date by providing written notice not less than 90 days prior to the anniversary date. The agreement was approved by our Audit Committee. In connection with the agreements associated with Paysafe, we recognized revenue of $4.5 million for the year ended December 31, 2021, and operating expenses of $1.2 million for the year ended December 31, 2021. As of December 31, 2021, we included a receivable from Paysafe of $4.1 million within "Accounts receivable" and a liability to Paysafe of $1.2 million within "Other accrued and current liabilities."

In November 2020, we entered into a consulting service agreement with Black Knight. The agreement is cancellable upon mutual agreement. Pursuant to the agreement, Black Knight provides the Company consulting services, in exchange for fees in an amount equal to Black Knight's cost plus 10 percent markup. We recorded $0.1 million consulting fees to Black Knight for the year ended December 31, 2021.

On January 1, 2020, the Company entered into a three-year service agreement with Trasimene Capital Management, LLC (the “Advisor”), an entity affiliated with Cannae Holdings, and controlled by Mr. Foley. The agreement is subject to renewal. Pursuant to the agreement, the Advisor provides the Company strategic advisory services, in exchange for transaction fees that are calculated based on 1% of the value of each transaction for which the Advisor performs services. Under the service agreement, the Company is also obligated to reimburse the reasonable and documented out-of-pocket expenses incurred by the Advisor. We incurred costs of $0.4 million for transaction fees to the Advisor for the year ended December 31, 2020.

In connection with the IPO transaction, the Originating Sponsors agreed to waive certain anti-dilution rights they had pursuant to the Star Parent Partnership Agreement and to terminate such provision following the offering. In exchange for such waiver and termination, we made a payment of $30.0 million to the Originating Sponsors upon the closing of the IPO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

transaction on July 6, 2020. In addition, on June 30, 2020, each of Mr. Foley and Mr. Chu received options to purchase 2,080,000 shares of our common stock at an exercise price equal to the initial public offering price. The options were fully vested upon grant. The options were valued at $20.0 million, which was reflected in Selling and Administrative Expenses for the year ended December 31, 2020.

In connection with and immediately subsequent to the closing of the IPO, a subsidiary of Cannae Holdings, a subsidiary of Black Knight and affiliates of CC Capital purchased a total of 18,458,700 shares of common stock from us in a private placement at a price per share equal to 98.5% of the IPO price of $22.00 per share for proceeds of $200.0 million, $100.0 million and $100.0 million, respectively.

On February 8, 2019, the Company entered into a services agreement with MVB Management, LLC ("MVB"), an entity affiliated with William P. Foley II, who is affiliated with Bilcar, and Chinh E. Chu, who is affiliated with CC Capital, and THL Managers VIII, LLC ("THL Managers"), an entity affiliated with THL, pursuant to which MVB and THL Managers provided services in connection with the Take-Private Transaction. The Company paid a total fee of $29.1 million to MVB under the agreement upon the close of the Take-Private Transaction, which we included as "selling and administrative expenses" in the Successor’s statement of operations and comprehensive income (loss) for the period from January 1, 2019 to December 31, 2019. Under the services agreement, the Company must reimburse the reasonable and documented out-of-pocket expenses incurred by MVB and THL Managers in performing the ongoing services. The Company has made no payments pursuant to the reimbursement provision during the year ended December 31, 2020 and the period from January 1, 2019 to December 31, 2019. The reimbursement provision was terminated following the IPO transaction. Also in connection with the IPO transaction, we paid fees of $2.5 million each to THL Managers and entities affiliated with William P. Foley II and Chinh E. Chu (Bilcar and CC Star Holdings, LP, respectively) for services provided prior to the IPO.

Pursuant to the equity commitment fee letter entered into on February 8, 2019 with THL Managers and Cannae Holdings, each committed to provide certain funding to Parent in connection with the Take-Private Transaction for which THL Managers and Cannae Holdings received a fee of $7.5 million and $12.0 million, respectively. These fees reduced the proceeds from capital contribution to the Company made in February 2019.

Pursuant to the Star Parent, L.P. Partnership Agreement, an entity jointly controlled by affiliates of CC Capital and Bilcar (the "Originating Sponsors") was granted 6,817.7428 Class B profits interest units of Parent, which were valued at $17.3 million and were included as "selling and administrative expenses" in the Successor’s statement of operations and comprehensive income (loss) for the period from January 1, 2019 to December 31, 2019. Pursuant to the Star Parent, L.P. Partnership Agreement, the Originating Sponsors also received 15,867.8087 Class C profits interest units of Parent upon the close of the Take-Private Transaction. The units were valued at approximately $37.9 million and included within "selling and administrative expenses" in the consolidated statement of operations and comprehensive income (loss) for the period from January 1, 2019 to December 31, 2019 (Successor).

Upon the close of the Take-Private Transaction, Motive Partners received $0.6 million related to due diligence consulting services pursuant to a services agreement between Parent and Motive Partners.

In August 2019, the Company entered into a five-year lease agreement with Motive Partners related to the office space for the Company’s London sales office starting August 1, 2019. This lease was terminated in June 2020 with a termination fee of $0.1 million. We recorded total lease costs of $1.0 million for the year ended December 31, 2020. In December 2019, the Company entered into a one-year lease agreement with Motive Partners for operations in New York starting January 1, 2020. Total payments over the one-year lease term aggregate to approximately $0.2 million.

In the normal course of business, we reimburse affiliates for certain travel costs incurred by Dun & Bradstreet Holdings, Inc. executives and board members.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

Note 20 -- Contractual Obligations

Technology, Data and Other Service Agreements

We have various contractual commitments in the normal course of business primarily related to information technology and data processing service, technology support for product application development and global system maintenance. The purchase obligation as of December 31, 2021 is approximately $1,563 million.

Worldwide Network Alliance Agreements

We have entered into commercial service agreements with our third-party Worldwide Network Alliances with various terms ranging from five to 10 years. These agreements provide us access to certain international data and services from our partners in order to serve our global clients. Effective January 1, 2020, we renegotiated our agreements with our Worldwide Network Alliances, which expanded our buying capacity. At December 31, 2021, total payments to our Worldwide Network Alliances over the remaining terms of all agreements aggregate to approximately $474 million.

The following table quantifies our future contractual obligations as discussed above as of December 31, 2021:

	2022	2023	2024	2025	2026	Thereafter	Total
Commitments to purchase obligations	$317.6	$249.7	$204.9	$194.8	$204.9	$864.8	$2,036.7

The table above excludes our obligations with respect to debt, leases, contingent liabilities, unrecognized tax benefits and pension obligations for which funding requirements are uncertain. Our obligations with respect to debt, leases, contingent liabilities, unrecognized tax benefits, and pension and postretirement medical benefit plans are described in Notes 6, 7, 8, 9 and 10, respectively to our consolidated financial statements.

Note 21 -- Quarterly Financial Data (Unaudited)

Our quarterly financial statements are prepared on the same basis as the audited annual financial statements, and include all adjustments necessary for the fair statement of our results of operations for these periods.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,
2021
Revenue	$504.5	$520.9	$541.9	$598.3
Operating income (loss)	$8.3	$26.9	$49.5	$60.9
Net income (loss) (1)	$(23.3)	$(50.8)	$18.2	$(10.0)
Net (income) loss attributable to the non-controlling interest	$(1.7)	$(0.9)	$(1.6)	$(1.6)
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$(25.0)	$(51.7)	$16.6	$(11.6)
(1)	Includes an expense within non-operating expense-net of $29.5 million and $12.5 million in the three months ended December 31, 2021 related to the early redemption premium paid and the write-off of the associated debt issuance cost and discount, respectively, as a result of the partial redemption of our senior secured and unsecured notes (see Note 6).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Tabular dollar amounts, except share data and per share data, in millions)

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,
2020
Revenue (1)	$395.7	$418.7	$444.4	$479.9
Operating income (loss) (2)	$(7.2)	$(2.3)	$45.5	$19.6
Net income (loss) (3)(4)	$74.3	$(174.7)	$(14.3)	$3.1
Net (income) loss attributable to the non-controlling interest	$(0.4)	$(1.2)	$(2.0)	$(1.3)
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$41.9	$(208.0)	$(16.3)	$1.8
(1)	Includes a reduction of revenue of $17.4 million for the three months ended March 31, 2020 due to deferred revenue purchase accounting adjustment in connection with the Take-Private Transaction.
(2)	Included within selling and administrative expenses is an expense of $20.0 million for the three months ended June 30, 2020, related to stock option expense in connection with the IPO.
(3)	Includes an expense within non-operating expense-net of $41.3 million and $25.5 million in the three months ended June 30, 2020 and September 30, 2020, respectively, related to the premium paid and the write-off of the associated debt issuance cost and discount as a result of the partial redemption of our senior secured and unsecured notes (see Note 6).
(4)	Includes within non-operating expense-net a gain of $69.8 million for the three months ended March 31, 2020, and an expense of $102.6 million for the three months ended June 30, 2020 related to the change in fair value of make-whole derivative liability.

Note 22 -- Subsequent Events

Effective January 18, 2022, we amended our credit agreement dated February 8, 2019, specifically related to the Term Loan Facility, to establish Incremental Term Loans in an aggregate principal amount of $460 million. We used the proceeds of such Incremental Term Loans to redeem our outstanding $420 million in aggregate principal amount of our 6.875% Senior Secured Notes due 2026 and pay related fees, costs, premiums and expenses. See Note 6 for further discussion.